

Graham Corporation
FY 2026 | Annual Report






Dear Fellow Shareholders,

Fiscal 2026 was a defining year for Graham.

I'm pleased to reflect on a successful year marked by strong progress and continued execution. We advanced the strategic priorities we have consistently communicated, by expanding our capacity and capabilities, strengthening our competitive position, investing for the future, and enhancing our technology portfolio which included the acquisitions of FlackTek and Xdot Bearing Technologies.

We delivered record annual revenue of $245 million, record orders[1] of $359 million, and record backlog[1] of $533 million. Adjusted EBITDA[2] increased 16% to $26 million and we ended the year with a book-to-bill ratio[1] of 1.5x. These achievements reflect the strength of our diversified portfolio, the confidence our customers have in us to execute, and the growing demand for our mission-critical technologies across Defense, Space, Energy, and Process markets.

While I officially assumed the role of President and Chief Executive Officer at the beginning of fiscal 2026, the strategy guiding Graham today remains consistent with the framework established over the past several years. Our focus remains straightforward: invest in our people and differentiated technologies, strengthen our operational capabilities and support our customers' most critical applications and allocate capital in a disciplined manner that generates long-term shareholder value.

<u>**Fiscal 2026 Review**</u>

Fiscal 2026 represented another year of strong execution, but more importantly, it marked a transition from building the foundation to accelerating growth.

Across our Defense business, demand remained robust. We continued to execute on key naval programs while benefiting from growth across existing platforms and contributions from new opportunities. During the year, we completed several strategic investments that strengthen our ability to support increasing production requirements, including our new Navy-focused manufacturing facility in Batavia, automated welding systems, and expanded X-ray capabilities. We expect these investments will improve throughput, enhance quality and position Graham to support critical U.S. Navy programs for decades to come.

Beyond our traditional naval business, we are increasingly participating in next-generation Defense applications, including radar and directed energy systems where Graham's thermal management, cooling, power electronics and turbomachinery technologies provide meaningful competitive advantages. Many of these programs are transitioning from development into production and offer attractive multi-year growth opportunities.

In Space, fiscal 2026 was a year of growing momentum. While revenue remained stable, orders[1] and backlog[1] increased significantly as customers continued to advance programs from development and qualification into production. We are seeing increasing demand for our highly engineered turbomachinery, cryogenic systems, pumps and precision components.

Importantly, our investments in testing and manufacturing capabilities are now operational. Our liquid nitrogen testing facility is actively supporting customer programs, while our cryogenic testing capabilities in Florida are expanding our ability to validate and support increasingly complex applications.









As launch cadence increases and commercial space infrastructure continues to mature, we believe Graham is well positioned to participate in a growing number of applications across the space ecosystem including launch vehicles, satellites, lunar exploration systems, and other critical space platforms

Within Energy & Process, we delivered another strong year despite continued uncertainty surrounding large capital projects in refining and petrochemicals. Revenue grew 14%, supported by continued strength in aftermarket activity, growing participation in new energy applications and contributions from our newest acquisition - FlackTek.

Our installed base continues to provide significant opportunities for long-term growth. With more than $1 billion of installed equipment operating around the world, we are increasingly focused on expanding lifecycle support, bringing new technology to this industry, and aftermarket offerings. We believe this represents a substantial opportunity to drive recurring revenue, deepen customer relationships and improve profitability over time.

Within our Energy & Process end market, New Energy continues to represent an increasingly important growth opportunity for Graham. We are seeing growing customer engagement across small modular nuclear reactors, cryogenic applications and other emerging energy technologies where our mission-critical equipment and engineering expertise provide meaningful differentiation. While many of these markets remain in the early stages of commercialization, customer activity continues to build, and we believe Graham is well positioned to benefit as these technologies scale over time.

A major milestone during fiscal 2026 was the acquisition of FlackTek and Xdot.

FlackTek establishes advanced materials processing as Graham's third core technology platform alongside vacuum, heat transfer systems, and turbomachinery. The business brings differentiated intellectual property, attractive recurring revenue and growth characteristics, and exposure to several end markets where Graham already maintains strong customer relationships.

We are particularly excited about the commercialization opportunities associated with FlackTek's technology portfolio, including its MEGA platform. The acquisition broadens our ability to solve increasingly complex customer challenges while expanding our participation across Aerospace, Defense, Space, Energy, and Process markets. Integration has progressed very well and we remain confident that FlackTek will create meaningful long-term value for shareholders.

We also completed the acquisition of Xdot, an engineering-led business with patented foil-bearing technology and deep expertise in high-speed rotating machinery. Xdot complements Barber-Nichols' turbomachinery capabilities, expands our engineered product portfolio and enhances our ability to develop advanced pumps, compressors and rotating systems across aerospace, defense, energy transition and industrial applications. Together, FlackTek and Xdot strengthen Graham's technology portfolio and reinforce our disciplined capital allocation strategy.

Over the past several years, we have invested heavily in expanding manufacturing capacity, enhancing testing infrastructure, increasing automation, strengthening engineering capabilities and modernizing our systems. Today, many of those investments are operational and just beginning to contribute to performance.

These include our Batavia Navy facility, advanced welding automation systems, enhanced inspection capabilities, expanded assembly and testing facilities in Colorado, cryogenic testing infrastructure in Florida, and ongoing ERP modernization efforts. Each investment was evaluated using our disciplined capital allocation framework and is expected to generate returns above our 20% ROIC[3] threshold.

As we look ahead, we believe Graham is well positioned for continued success.

The long-term demand and momentum across our core markets remains favorable. Defense modernization initiatives, submarine and naval production acceleration, emerging radar and directed energy platforms, growing space activity, increasing energy needs and continued investment in advanced technologies all support our long-term outlook.

We are also benefiting from a business model that is increasingly diversified. While Defense remains a foundational growth driver, we continue to see meaningful opportunities across Space, Aftermarket services, New Energy applications, advanced materials processing and commercial industrial markets. Importantly, many of the technologies we develop are market agnostic, allowing us to leverage core engineering competencies across multiple end markets.



Over the next several years, our priorities remain clear.

We will continue expanding our participation in attractive end markets. We will drive increased adoption of proprietary technologies and advanced products. We will grow our Aftermarket and recurring revenue streams. We will continue investing in operational excellence, automation, digital transformation and productivity initiatives. We will pursue disciplined acquisitions that strengthen our technology portfolio and complement our organic growth strategy. Lastly, we will remain focused on delivering profitable growth and attractive returns on invested capital.

At our recent Analyst and Investor Day, we outlined our objective of delivering 8% to 10% organic revenue growth while expanding adjusted EBITDA margins[3] to 14% to 16% through fiscal 2029 with our sites set on top-quartile performance after that. While we recognize there is still a lot of work ahead, we believe the foundation we have built, the backlog we have accumulated and the opportunities emerging across our end markets provide confidence in our ability to achieve these goals.

Most importantly, our culture remains our greatest strength.

Every day, our employees solve some of the most complex engineering challenges in mission-critical applications where performance matters. Their dedication, expertise and commitment to continuous improvement enable Graham to serve our customers with excellence and position the Company for long-term success.

To our employees, customers, partners and shareholders, thank you for your continued trust and support. We are proud of what we've accomplished during fiscal 2026, excited about the opportunities ahead and committed to creating enduring value for all stakeholders.

Sincerely,

Matthew J. Malone
President and Chief Executive Officer



1) In addition to the below non-GAAP measures, management uses the following key performance metrics to analyze and measure the Company's financial performance and results of operations: orders, backlog, and book-to-bill ratio. How management uses these key performance metrics is more fully described in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026, under the heading "Orders, Backlog and Book-to-Bill Ratio".

2) Graham believes that Adjusted EBITDA (defined as consolidated net income (loss) before net interest expense, income taxes, depreciation, amortization, other acquisition related expenses (income), and other unusual/nonrecurring expenses), which is a non-GAAP measure, helps in the understanding of its operating performance. How management uses this and other non-GAAP measures is more fully described in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026. Please see below for a reconciliation to the most comparable U.S. GAAP financial measure.

| | | | | | | Year Ended March 31, | | | | |
		2022		2023		2024		2025		2026
Net income	$	(8,773)	$	367	$	4,556	$	12,230	$	12,500
Acquisition & integration expense (income), net		(1,243)		54		432		(1,170)		1,305
ERP Implementation costs		-		-		241		882		213
Debt amendment costs		278		194		781		-		-
Employee Retention Tax Credit		-		-		(702)		-		-
CEO & CFO Transition		1,182		-		-		-		-
Net interest expense (income)		400		939		245		(583)		(257)
Income tax expense (benefit)		(2,443)		194		1,018		3,177		2,260
Equity-based compensation expense		809		806		1,279		1,957		2,131
Depreciation & amortization		5,599		5,987		5,432		5,936		7,843
Adjusted EBITDA	$	(4,191)	$	8,541	$	13,282	$	22,429	$	25,995

3) Forward-looking ROIC and adjusted EBITDA margin are non-GAAP measures. The Company is unable to present a quantitative reconciliation of these forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures because such information is not available, and management cannot reliably predict the necessary components of such GAAP measures without unreasonable effort largely because forecasting or predicting our future operating results is subject to many factors out of our control or not readily predictable. In addition, the Company believes that such reconciliations would imply a degree of precision that would be confusing or misleading to investors. The unavailable information could have a significant impact on the Company's fiscal 2027 financial results. These non-GAAP measures are preliminary estimates and are subject to risks and uncertainties. Any variation between the Company's actual results and preliminary financial estimates set forth above may be material.



Forward-looking ROIC is defined as return on invested capital and is calculated by dividing net operating profit after taxes by the total invested capital. Forward-looking ROIC is not a measure determined in accordance with GAAP. Nevertheless, the Company believes that providing forward-looking ROIC is important for investors and other readers of the Company's financial statements, as it is used as an analytical indicator by management to better understand profitability and efficiency of use of capital for certain projects. Because forward-looking ROIC is a non-GAAP measure and is thus susceptible to varying calculations, forward-looking ROIC, as presented, may not be directly comparable to other similarly titled measures used by other companies. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of sales. Adjusted EBITDA margin is a non-GAAP measure. Nevertheless, the Company believes that providing non-GAAP information, such as Adjusted EBITDA margin, is important to investors and other readers of the Company's financial statements, as it is used as an analytical indictor by management to better understand operating performance.

Safe Harbor Regarding Forward-looking Statements

Certain statements herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to risks, uncertainties and assumptions and are identified by words such as "expects," "anticipates," "believes," "future," "goals," "plan," "should," "will," and other similar words. All statements addressing operating performance, events, or developments that we expect or anticipate will occur in the future, including but not limited to our future sustainable growth and business, future success, long-term results, adjusted EBITDA margins, incremental profit year over year, future demand, orders and work, markets, returns, profitability, value, opportunities, and strategies are forward-looking statements and should be evaluated in light of important risk factors and uncertainties. These risk factors and uncertainties are more fully described in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should any of our underlying assumptions prove incorrect, actual results may vary materially from those currently anticipated. In addition, undue reliance should not be placed on our forward-looking statements. These forward-looking statements are not guarantees of future performance and speak only as of the date made, and except as required by law, Graham Corporation disclaims any obligation to update or publicly announce any revisions to any of the forward-looking statements contained herein.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2026

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission File Number 001-08462

GRAHAM CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	**16-1194720**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
20 Florence Avenue, Batavia, New York	**14020**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code 585-343-2216

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.10 Per Share	GHM	NYSE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by checkmark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by checkmark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on the NYSE Stock Market on September 30, 2025, was approximately $568.7 million.

As of June 3, 2026, the number of shares of the Registrant's Common Stock outstanding was 11,691,140 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement, to be filed in connection with the Registrant's 2026 Annual Meeting of Stockholders to be held on August 25, 2026, are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this report.

Table of Contents

GRAHAM CORPORATION
Annual Report on Form 10-K
Year Ended March 31, 2026

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (the "Form 10-K") and other documents we file with the Securities and Exchange Commission ("SEC") include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements for purposes of this Form 10-K. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results implied by the forward-looking statements. Forward-looking statements are indicated by words such as "anticipate," "believe," "continue," "could," "estimate," "can," "may," "might," "intend," "expect," "plan," "goal," "predict," "project," "outlook," "encourage," "potential," "should," "will," "strive," "future," "focus," and similar words and expressions.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause our actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements including those described in the "Risk Factors" and elsewhere in this Form 10-K. Undue reliance should not be placed on our forward-looking statements. New risks and uncertainties arise from time to time and we cannot predict these events or how they may affect us and cause actual results to differ materially from those expressed or implied by our forward-looking statements. Therefore, you should not rely on our forward-looking statements as predictions of future events. When considering these risks, uncertainties and assumptions, you should keep in mind the cautionary statements contained in this Form 10-K and any documents incorporated herein by reference. You should read this document and the documents that we reference in this Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

All forward-looking statements included in this Form 10-K are made only as of the date indicated or as of the date of this Form 10-K. Except as required by law, we undertake no obligation to update or announce any revisions to forward-looking statements contained in this Form 10-K, whether as a result of new information, future events or otherwise.

(Dollar amounts in thousands except per share and square footage data)

Item 1. Business

Graham Corporation ("we," "us," "our" or the "Company") is a global leader in the design and manufacture of mission critical fluid, power, heat transfer, vacuum, and advanced mixing technologies for the Defense, Energy & Process, and Space industries. For the Defense industry, our equipment is used in nuclear and non-nuclear propulsion, power, fluid transfer, thermal management, and advanced mixing systems. For the Energy & Process industries we supply equipment for vacuum, heat transfer, advanced mixing, and fluid transfer applications used in oil refining, downstream chemical facilities, fertilizers, ethylene, methanol, energetics, edible oil, food & beverage, pulp & paper, medical, and multiple alternative energy applications such as hydrogen, small modular nuclear, concentrated solar, lithium extraction, and geothermal processes. For the Space industry, our equipment is used in propulsion, power, thermal management, advanced mixing, and life support systems.

Our brands are built upon engineering expertise and close customer collaboration to design, develop, and produce mission critical equipment and systems that enable our customers to meet their economic and operational objectives. Continual improvement of our processes and systems to ensure qualified and compliant equipment are hallmarks of our brand. Our early engagement with customers and support until the end of service life are values upon which our brands are built.

Our corporate headquarters is co-located with our production facilities in Batavia, NY, and we have wholly-owned subsidiaries in Arvada, CO, Greenville, SC, Jupiter, FL, and Louisville, CO and have sales and engineering offices in Houston, TX, Suzhou, China and Ahmedabad and Pune, India.

We were incorporated in Delaware in 1983 and are the successor to Graham Manufacturing Co., Inc., which was incorporated in New York in 1936. Our stock is traded on the New York Stock Exchange ("NYSE") under the ticker symbol "GHM".

Our fiscal year ends on March 31 of each year. We refer to our fiscal year, which ended March 31, 2026, as fiscal 2026. Likewise, we refer to our fiscal years that will end or have ended March 31, 2027, March 31, 2025, and March 31, 2024 as fiscal 2027, fiscal 2025, and fiscal 2024, respectively.

Acquisitions

On October 20, 2025, we completed our acquisition of Xdot Bearing Technologies ("Xdot"), a specialized consulting, design, and engineering firm focused on foil bearing technology. Xdot has been integrated into Barber-Nichols, LLC ("BN"). We believe that combining Xdot's foil bearing technology with BN's turbomachinery expertise will significantly expand our ability to design and deliver high-speed rotating machines into new markets and applications.

On January 23, 2026, we acquired FlackTek Manufacturing, LLC and FlackTek Sales, LLC (collectively, "FlackTek"), a provider of advanced mixing and material processing solutions. FlackTek's patented technology platform delivers highly repeatable, precision mixing with faster cycle times, minimal entrained air, reduced downtime between batches, consistency in production, and ultimately can achieve higher levels of product homogeneity when compared to traditional bladed methods. FlackTek's systems are used by a global customer base that includes leading original equipment manufacturers ("OEMs"), research and development centers, defense laboratories, and industrial manufacturers serving adhesives, sealants, functional coatings, composites, electronics, and other advanced materials markets. FlackTek adds a proven product portfolio with a shared customer base and an installed footprint that extends across the full value chain, from upstream to downstream production and quality control. Its mixing systems are process-critical and market-agnostic, serving defense, energetics, oil & gas, food, battery, aerospace and space, medical, and other industrial applications where precision, repeatability, and consistency drive value. FlackTek has built a growing installed base that generates recurring demand for consumables, accessories, and services, enhancing revenue visibility and durability.

Our Products, Customers and Markets

We manufacture high quality, highly reliable custom-engineered products for critical applications to the Defense, Energy & Process and Space industries. Our product offerings include the following:

- ***Defense***
  - — Power plant systems - ejectors, surface condensers
  - — Torpedo ejection, propulsion & power systems - turbines, alternators, regulators, pumps, blowers
  - — Thermal management systems - pumps, blowers, drive electronics
  - — Advanced mixing systems - Bladeless centrifugal mixers, accessories, services, and consumables

- ***Energy & Process***
  - — <u>Heat transfer & vacuum systems</u> - ejectors, process condensers, surface condensers, liquid ring pumps, heat exchangers, nozzles
  - — <u>Power generation systems</u> - turbines, generators, compressors, pumps
  - — <u>Thermal management systems</u> - pumps, blowers, electronics
  - — <u>Advanced mixing systems</u> - Bladeless centrifugal mixers, accessories, services, and consumables
- ***Space***
  - — <u>Rocket propulsion systems</u> - turbopumps, fuel pumps, cryogenic pumps, nuclear propellant pump
  - — <u>Cooling systems</u> - pumps, compressors, fans, blowers
  - — <u>Life support systems</u> - fans, pumps, blowers
  - — <u>Advanced mixing systems</u> - Bladeless centrifugal mixers, accessories, services, and consumables

Our products are used in a wide range of applications, including:

- ***Defense***
  - — Aircraft carrier program (CVN)
  - — Virginia fast-attack submarine program (SSN)
  - — Columbia and Ohio ballistic submarine program (SSBN)
  - — U.S. Navy torpedoes (all size classes)
  - — Refueling, overhaul replacement, and fleet sustainment equipment
  - — Advanced radar and laser systems
  - — Munition propellants

- ***Energy & Process***
  - — Conventional oil refining
  - — Oil sands extraction and upgrading
  - — Ethanol plants
  - — Cogeneration power plants
  - — Geothermal and biomass power plants with lithium extraction
  - — Concentrated solar power
  - — Molten salt reactor development
  - — Small modular nuclear reactor development
  - — Hydrogen fuel cell power
  - — Hydrogen production, transportation, distribution, fueling
  - — Ethylene, methanol and nitrogen producing plants
  - — Urea and fertilizer plants
  - — Plastics, resins and fibers plants
  - — Downstream petrochemical plants
  - — Coal-to-chemicals plants
  - — Gas-to-liquids plants
  - — Edible oil plants
  - — Food & beverage plants
  - — Pulp & paper plants
  - — Batteries
  - — Personal care
  - — Pharmaceuticals

- ***Space***
  - — NASA xEMU next-generation space suit and commercial derivatives
  - — In-space nuclear thermal propulsion turbomachinery
  - — Propellant recirculation pumps
  - — Space exploration blowers
  - — Satellite active cooling pumps
  - — Various commercial space propulsion, fluid and heat transfer applications
  - — Space simulation chambers
  - — Rocket ablative material and coatings

Our principal customers include tier one and tier two suppliers to the Defense and Aerospace industry, refineries, petrochemical plants, large engineering companies that build installations for companies in the Energy & Process industries (or Engineering Procurement Contractors), and OEMs. A representative list of our customers include: 3M, Air Liquide, Anduril, Applied Research Laboratory at Pennsylvania State University, Aramco, Axiom Space, Bechtel Plant Machinery Inc., Blue Origin, Boeing, CERN, China State-owned Refiners, Cummins, Dow Chemical, DuPont, Echogen Power Systems, General Atomics, General Dynamics, GE Vernova, ExxonMobil, Fluor Corporation, Intuitive Machines, Jacobs Engineering Group Inc., Kairos Power, Koch Fertilizer ENID LLC, L3Harris, Lockheed Martin, MHI Compressor International Corporation, NASA, Newport News Shipbuilding, Northrop Grumman, Oak Ridge National Laboratory, Radiant Nuclear, Raytheon Technologies, Relativity, Rolls-Royce North America, SAIC, SES, Sierra Space, SpaceX, U.S. Navy, and United Launch Alliance.

Our products are sold by a team of sales engineers whom we employ directly. Two customers each accounted for more than 10% of our revenue in the fiscal 2026. As a result of our diversification efforts to more extensively support the U.S. Navy we have increased our concentration in domestic and Defense sales. Domestic sales accounted for approximately 85% of total sales in fiscal 2026, while sales to the Defense industry were 60%.

Our funded and unfunded backlog at March 31, 2026 was $532,637 compared to $412,335 at March 31, 2025. For more information on this performance indicator see "Orders, Backlog and Book-to-Bill Ratio" below.

Our Strengths

Our core strengths include:

- *We have a value-enhancing engineering sales and product development platform.* We believe our customer-facing platform of technical sales, project estimating and application engineering are competitive advantages. We have tools and capabilities that we believe allow us to move quickly and comprehensively to meet the unique needs of our customers. We believe that our early and deep involvement in our customers' projects adds significant value and is an important competitive differentiator in the industries we serve. We believe customers need our engineering and fabrication expertise early in a project life cycle to understand how best to utilize our equipment in the optimization of their systems.

- *We are known for our strong capabilities to handle complex, custom orders.* The orders we receive are extremely complex. In our markets, we believe that order administration, risk management, cost containment, quality control and engineering documentation are as important as the equipment itself. We have developed order management capabilities to enable us to deliver high quality, engineered-to-order, as well as build-to-spec, process-critical equipment in a timely manner. For our customers' complex, custom orders we typically manage very rigorous interaction between our project management teams and the end user or its engineering firm, as product design and quality requirements are finalized. Customers' supplier selection process begins by assessing these order management capabilities.

- *We maintain a responsive, flexible production environment.* Our operations teams are experienced at handling low volume, high mix orders of highly customized solutions. While certain equipment in a product group may look similar, there are often subtle technical differences which are required to deliver the desired specification. Also, during production it is not uncommon for customer-driven engineering changes to occur that alter the configuration of what had been initially released into production. The markets we serve demand this flexible operating model.

- *We have the capability to manage outsourced production.* Effectively accessing the global fabrication supply chain expands our market reach, increases execution capacity and can improve competitiveness. We use this capability for three primary reasons: 1. delivering a lower cost manufacturing option; 2. expanding capacity to execute an order to meet customer timing requirements; and 3. addressing localized content requirements. We have proven capability to deliver our specialized product designs with outsourced fabrication that meets our high quality standards.

- *We provide robust technical support.* Our engineering and performance improvement personnel work with our customers to optimize the performance of our equipment, provide operator training and troubleshoot performance issues. Technical expertise is important to our customers throughout the full product lifecycle and we believe their focus is on leveraging our equipment to maximize their systems' productivity.

- *We have a highly trained workforce.* We maintain a long-tenured, highly skilled and flexible workforce. We support the development of our employees through programs such as our internal weld school, our partnerships with community colleges, our apprenticeship programs, and other external training programs. We continually strive to enhance our corporate culture, develop our employees and improve employee engagement.

- *We have the capability to manufacture to tight tolerances.* Our manufacturing abilities include the capability to fabricate to tight tolerances. Additionally, we possess highly specialized manufacturing and electrochemical milling expertise on turbomachinery equipment. We believe this, combined with our strong quality control with objective quality evidence, provides us a unique competitive advantage.

Our Strategy

Our strategy is to build a diversified business that provides mission critical, high compliance products requiring exceptional engineering know-how and a highly-skilled and engaged workforce. We expect to accomplish this by pursuing niche applications in markets with enduring tailwinds that reward differentiated engineered product and full lifecycle scope of work with higher margins. We have transitioned from a highly cyclical Energy business to a diversified company serving multiple markets with strong tailwinds including Defense, Energy & Process, and Space. We intend to develop a full product lifecycle model serving multiple markets while leveraging our technology across our markets and driving business unit synergies to optimize profitability and stability. Additionally, we believe we must develop a highly engaged team that will drive continual improvement for the long term. Executed effectively, we expect our strategy to create more enduring, recurring opportunities and profitable growth.

Fiscal 2023 through 2026 were characterized by continual improvement and increasing profitability, and formed the initial steps along our path to achieve our fiscal 2027 goals through investments in our business. We remain focused on disciplined execution and strategic investments that enhance our capabilities and support long-term profitable growth. Our priorities are our targeted markets, operational excellence, leveraging the investments we have made, and serving our stakeholders. We will maintain strong capital discipline with smart capital deployment. We plan to:

- Pursue clearly defined markets with significant barriers to entry
- Optimize processes and tools to deliver superior performance
- Engage all stakeholders to multiply our efforts
- Prioritize capital investments that fuel growth and maximize shareholder value
- Supplement our organic growth opportunities with strategic acquisitions

Competition

Our business is highly competitive. The principal bases on which we compete include technology, price, performance, reputation, delivery, and quality. Our competitors listed in alphabetical order by market include:

NORTH AMERICA

Market	Principal Competitors
Defense	DC Fabricators; PCC; Triumph Aerospace; Xylem
Energy & Process	Croll Reynolds Company, Inc.; Gardner Denver, Inc.; GEA Wiegand GmbH; Korting Hannover AG; Schutte & Koerting
Turbomachinery OEM – Defense and Space	Ametek, Inc.; Collins Aerospace; Concepts NREC; Curtiss Wright; Honeywell; Kratos Defense & Security Solutions; L3Harris Technologies, Inc.
Turbomachinery OEM – Energy & Process	Donghwa Entec Co., Ltd.; KEMCO; Nikkiso Co., Ltd.; Oeltechnik GmbH
Turbomachinery OEM – power and power producer	Holtec; KEMCO; Maarky Thermal Systems; Thermal Engineering International (USA), Inc.
Advanced Mixing Systems	Hauschild SpeedMixer; Mazerustar Planetary Mixers; Thinky Corporation; Resodyn Acoustic Mixers

INTERNATIONAL

Market	Principal Competitors
Energy & Process	Croll Reynolds Company, Inc.; Edwards, Ltd.; Gardner Denver, Inc.; GEA Wiegand GmbH; Korting Hannover AG; Schutte & Koerting; Westlake

Turbomachinery OEM – Energy & Process	Chem Process Systems; Donghwa Entec Co., Ltd.; Hangzhou Turbine Equipment Co., Ltd.; KEMCO; Mazda (India); Oeltechnik GmbH
Turbomachinery OEM – power and power producer	Chem Process Systems; Holtec; KEMCO; Mazda (India); SPX Heat Transfer; Thermal Engineering International
Advanced Mixing Systems	Hauschild SpeedMixer; Mazerustar Planetary Mixers; Thinky Corporation

Intellectual Property

Our success depends in part on our ability to protect our proprietary technologies. We rely on a combination of patent, copyright, trademark, trade secret laws, and contractual confidentiality provisions to establish and protect our proprietary rights. We also depend heavily on the brand recognition of the Graham, Barber-Nichols, and FlackTek names in the marketplace.

With the acquisition of FlackTek we added scalable and adaptable patent-protected intellectual property that we intend to leverage across its customer base. This includes the MEGA™ system, enabling customers to scale advanced materials processing from R&D through pilot and into production environments. The MEGA™ System Delivers >24x production throughput versus conventional planetary bladed mixers, reducing mixing cycles from hours to minutes and enabling true high-volume industrial scale.

With the acquisition of P3 Technologies, LLC ("P3"), we added scalable and adaptable patent-protected intellectual property that we are leveraging across our customer base. This includes P3's patented multi-channel diffuser ("MCD") and self-contained actuating magnetic pump ("SCAMP"). P3's MCD technology improves the efficiency of pumps and compressors by increasing pressure recovery and measurably increasing operating range. The MCD can be used in new designs or retrofit applications and can work with any pump or compressor that utilizes a centrifugal impeller. SCAMP is a family of positive displacement pumps for low flow, high pressure cryogenic applications compatible with oxygen, hydrogen, methane and nitrogen.

In fiscal 2025, we launched our NextGen™ steam ejector nozzle which was engineered to reduce steam consumption, lower operating costs, and increase system capacity, allowing refineries and process plants to enhance throughput while minimizing their carbon footprint. Ultimately these benefits drive profitability, positioning the NextGen™ technology as a critical tool for refineries to optimize both performance and financial returns.

Availability of Raw Materials

As discussed more fully in Item 1A "Risk Factors" of this report, inflation has accelerated in the U.S. and globally due in part to global supply chain issues, a rise in energy prices, labor shortages, tariffs, and strong consumer demand. Additionally, international conflicts or other geopolitical events, including the on-going Russia and Ukraine war, the Israel-Hamas and Iran conflicts, the changes in Venezuela, and recent trade-related actions, may further contribute to increased supply chain costs due to shortages in raw materials, increased costs for transportation and energy, disruptions in supply chains, increased tariffs, and heightened inflation. The inflationary environment has increased the cost of our raw materials and labor, which impacts our financial results, especially given that a large percentage of our contracts are fixed-price in nature. To help mitigate this risk, we place orders for raw materials when the purchase orders are received from the customer to lock-in raw material pricing and manufacture a large portion of our international sales in-country which helps isolate us from the impacts of tariffs. Additionally, many of our contracts have terms and conditions that help protect us from inflationary increases.

Working Capital Practices

Our business does not require us to carry significant amounts of inventory or materials beyond what is needed for work in process. We negotiate progress payments from our customers on our large projects to finance costs incurred. We do not provide rights to return goods, or payment terms to customers that we consider to be extended in the context of the industries we serve. We do provide for warranty claims, which historically have not had a material impact on our results of operations. Over the last several years, we have renegotiated some of our longer-term Defense contracts to accelerate the timing of billings. This has resulted in a significant increase in our customer deposit liability and significantly reduced our working capital, thus increasing our cash flow from operations.

Government and Environmental Regulation

We are subject to a variety of laws, rules and regulations in numerous jurisdictions within the U.S. and in each of the countries where we conduct business. We are committed to conducting our business in accordance with all applicable laws, rules and regulations. These laws, rules and regulations cover several diverse areas including government contracting rules, environmental matters, employee health and safety, data and privacy protection, foreign anti-corruption practices, anti-bribery, and anti-trust provisions.

We believe that a focus on environmental stewardship is important to the work we do every day to serve our customers, create value for our stockholders, and benefit our global community. We have taken steps to improve energy efficiencies and air quality and manage water consumption and waste. We do not expect environmental costs or contingencies to be material or to have a material adverse effect on our financial performance. Due to risks in these areas, we cannot provide assurance that we will not incur material costs or liabilities in the future, which could adversely affect us.

Seasonality

No material part of our business is seasonal in nature. However, since the majority of our revenue is driven by direct labor hours, our fiscal third quarter, which ends on December 31st, is typically our lowest revenue quarter of the year due to the holidays that fall in that quarter. Additionally, our Energy & Process business is highly cyclical as it depends on the willingness of our customers to invest in major capital projects. To help mitigate this risk, we have taken steps to diversify our business into the Defense industry. For fiscal 2026, sales to the Defense industry accounted for approximately 60% of our total sales compared with approximately 25% in fiscal 2021. Conversely, sales to the Energy & Process markets, which are more cyclical in nature, represented approximately 34% of revenue in fiscal 2026 compared with approximately 75% in fiscal 2021.

Research and Development Activities

During fiscal 2026, fiscal 2025 and fiscal 2024, we spent $6,354, $4,039 and $3,944, respectively, on research and development ("R&D") activities. The majority of our R&D, which is not included in the above numbers, is funded by our customers and is specific to help solve our customers' problems in order to improve efficiencies, address challenging environments, or redesign for form and function. Additionally, we engineer new products and services for our customers and invest to improve existing products and services that are not customer funded. The portion of R&D that specifically relates to new product development during fiscal 2026, fiscal 2025 and fiscal 2024 was $1,204, $1,124, and $904, respectively. Going forward we expect to increase the amount of our R&D spend on new product development in order to meet our organic growth goals, maintain our technological competitive advantage, and disrupt the markets we serve, but only if those opportunities have the proper return on investment. Going forward we expect our new product development R&D spend, that is not customer funded, to gradually increase to 1% to 2% of revenue and expect to offset a portion of this increase through process improvement and operational efficiencies.

Human Capital Resources

As of March 31, 2026, we had 732 employees of which 23 are located outside of the U.S. We believe that our relationship with our employees is good.

At Graham, we believe our most important asset is our people. We are committed to fostering and embracing a Graham community in which employees share a mutual understanding and respect for each other. We are committed to creating a work environment which embraces inclusion regardless of race, color, religion, gender, sexual orientation, gender identity, national origin, age, genetic information, marital status, pregnancy, childbirth, disability, veteran status, medical conditions, or any protected status.

- Diversity: Our Management recognizes that fostering an inclusive environment helps us compete more effectively for talent, sustain success as a business, and build an engaged employee base. We encourage every one of our team members to form deeper relationships with those around them based on mutual respect, dignity, and understanding.

- Engagement: to encourage productive conversations within our organization, we have implemented employee surveys and active engagement committees.

- Development: We believe that employee development is vital to our continued success, and we support the development of our employees through programs such as our internal weld school training, our partnerships for external weld training, our tuition assistance program, our apprenticeship program, internships and co-op programs, our external partnership with community colleges, six sigma training classes, and our management and leadership development training.

- Health and Safety: We are dedicated to ensuring the health and safety of our team members by supporting the whole person. Our dedicated global health and safety function is executed through our business unit safety committees to ensure that employees are trained and understand our best practices to create a safe and healthy workplace for all.

Corporate Governance and Available Information

We maintain a website located at www.grahamcorp.com. On our website, we provide links that contain the reports, proxy statements and other information we file electronically with the SEC. Printed copies of all documents we file with the SEC are available free of charge for any stockholder who makes a request. Such requests should be made to our Corporate Secretary at our corporate headquarters. The other information found on our website is not part of this or any other report we file with, or furnish to, the SEC.

Item 1A.   Risk Factors

The following disclosures reflect the Company's beliefs and opinions as to factors that could materially and adversely affect the Company and our future performance and securities in the future, or could cause actual results to differ materially from those expressed or implied in our forward-looking statements. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future. Furthermore, the risks and uncertainties described below are not the only risks facing us and we cannot predict every event and circumstance that may adversely affect our business. However, these risks and uncertainties are the most significant factors that we have identified and believe at this time. If one or more of these risks actually occurs, our business, results of operations and/or financial condition could suffer, and the price of our stock could be negatively affected.

Risks Related to our Business

We may experience customer concentration risk related to strategic growth for U.S. Navy projects.

During fiscal 2026, sales to the Defense industry continued to grow and represented 60% of our business compared with 58% and 54% of sales to the Defense industry in fiscal 2025 and 2024, respectively. While these projects are spread across multiple contractors and programs, the end customer for these projects, primarily the U.S. Navy, is the same. This concentration of business could add additional risk to us should there be a disruption, short or long term, in the funding for these projects or our participation in these Defense programs.

The loss of, or significant reduction or delay in, purchases by our largest customers could reduce our revenue and adversely affect our results of operations.

While we may have only two customers that each represent over 10% of revenue in any single year, a small number of customers have accounted for a substantial portion of our historical net sales. For example, sales to our top ten customers, who can vary each year, accounted for 60%, 60%, and 57% of consolidated net sales in fiscal 2026, fiscal 2025, and fiscal 2024, respectively. We expect that a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. The loss of any of our major customers, a decrease or delay in orders or anticipated spending by such customers, or a delay in the production of existing orders could materially adversely affect our revenues and results of operations.

The size of our contracts with the Defense industry, primarily the U.S. Navy, may produce volatility in short term financial results.

We believe our strategy to increase the penetration of Defense related opportunities, primarily the U.S. Navy, which are often much larger contracts than our commercial contracts, can, on occasion, be delayed before or during the revenue recognition cycle. If we are unable to reallocate resources to other projects, we may see an increase in volatility in our near-term financial results that may impact our ability to effectively provide accurate investor guidance.

Efforts to reduce large U.S. federal budget deficits could result in government cutbacks or shifts in focus in Defense spending or in reduced incentives to pursue alternative energy projects, resulting in reduced demand for our products, which could harm our business and results of operations.

Our business strategy calls for us to continue to pursue Defense-related projects as well as projects for end users in the alternative energy markets in the U.S. In recent years, the U.S. federal government has incurred large budget deficits. Additionally, the Department of Government Efficiency ("DOGE") has taken actions to reduce government spending which may include reduction in funding for government contractors. In the event that U.S. federal government Defense spending is reduced or alternative energy related incentives are reduced or eliminated in an effort to reduce federal budget deficits, projects related to Defense or alternative energy may decrease demand for our products. The impact of such reductions could have a material adverse effect on our business and results of operations, as well as our growth opportunities.

Defense orders are subject to annual government funding. A disruption in funding or a lapse in funding could materially and adversely impact our business.

One of our growth strategies is to increase our penetration of Defense opportunities, primarily U.S. Navy-related. Projects for the U.S. Navy and its contractors generally have a much longer order-to-shipment time period than our commercial orders. The time between the awarding of an order and the completion of shipment can take three to seven years. Annual government funding is required to continue the production of this equipment. Disruption of government funding, short or long term, could impact the ability for us to continue our production activity on these orders. Since this business is expected to remain significant as a percentage of our overall business, such a disruption, should it occur, could adversely impact the sales and profitability of our business.

In addition, the U.S. has previously experienced lapses in federal appropriations, which had, in the past, a short-term effect on our business. Any such future lapse (each, a "Government Shutdown") could negatively affect our ability to ship finished products to customers. We rely on federal government personnel, who are not able to perform their duties during a Government Shutdown, to conduct routine business processes related to the inspection and delivery of our products, process export licenses for us, and perform other services for us that, when disrupted, may prevent us from timely shipping products outside the U.S. If we are unable to timely ship our products outside the U.S., there could be a material adverse impact on our results of operations and business. Moreover, our inability to ship products, or the perception by customers that we might not be able to timely ship our products in the future, may cause such customers to look to foreign competitors to fulfill their demand. If our customers look to foreign competitors to source equipment of the type we manufacture, there could be a material and adverse impact on our results of operations and business.

Our efforts to expand our Defense business and changes in the competitive environment for Defense procurement could materially and adversely impact our ability to grow this portion of our business.

Over the past few years, we have expanded our business and the opportunities where we bid related to Defense projects, primarily the U.S. Navy. Certain of our business expansions have relied, and in the future may rely, on awards or grants for capital expenditures related to build-outs to support this business. If we are unable to meet the required milestone achievements for these build-outs in a timely way, we may be exposed to penalties or other added costs.

In addition, our increased market share has caused an adverse share position for some of our competitors for these products. Competitor response to our market penetration is possible. Our customers may also raise concerns about their supplier concentration issues and the risk exposure related to this concentration. As the U.S. Navy is looking to expand its fleet, there is also a risk that their facilities, their supply chain, or our supply chain may not be able to support this expansion. This could adversely impact our ability to grow this portion of our business. Further, the bidding process related to these Defense projects requires us to devote a certain amount of time and resources to prepare bids and proposals and there is no assurance that we will recoup those investments.

Contract liabilities for large Defense contracts may be beyond our normal insurance coverage and a claim could have an adverse impact on our financial results.

We are diligent at managing ongoing risks related to projects and the requirements of our customers. In addition, we secure business insurance coverage to minimize the impact of a major failure or liability related to our customers. Due to certain U.S. government procurement policies, we may take on the risk of a liability for large U.S. Defense projects in excess of our insurance coverage and at a level which is higher than our commercial projects. A claim related to one of these projects could have an adverse impact on our financial results.

New technology used by the ships for the U.S. Navy may delay projects and may impact our ability to grow this portion of our business.

Certain U.S. Navy vessels are implementing new technologies, unrelated to any of the equipment that we provide. If there is a complication or delay to any ship caused by this new technology, it may delay the procurement and fabrication of future vessels, which could have a negative impact on our business.

Our exposure to fixed-price contracts and the timely completion of such contracts could negatively impact our results of operations.

A substantial portion of our sales is derived from fixed-price contracts, which may involve long-term fixed-price commitments by us to our customers. While we believe our contract management processes are strong, we nevertheless could experience difficulties in executing large contracts, including but not limited to, estimating errors, cost overruns, supplier failures and customer disputes. To the extent that any of our fixed-price contracts are delayed, our subcontractors fail to perform, contract counterparties successfully assert claims against us, the original cost estimates in these or other contracts prove to be inaccurate, or the contracts do not permit us to pass increased costs on to our customers, our profitability may decrease or losses may be incurred which, in turn, could have a material adverse effect on our business and results of operations. For our Defense projects, these fixed-priced contracts have order to shipment periods which can exceed five years. This additional time-based risk, which we believe is manageable, increases the likelihood of cost fluctuation, which could have a material adverse effect on our business and results of operation.

Zero defect and other unfavorable provisions in government contracts, some of which are customary, may subject our business to material limitations, restrictions and uncertainties and may have a material adverse impact on our financial condition and operating results.

Government contracts contain provisions that provide the U.S. government with substantial rights and remedies, many of which are not typically found in commercial contracts, including provisions that allow the U.S. government to inspect our products and unilaterally determine whether additional work is required to be completed to remedy any deemed deficiencies; to terminate existing contracts, in whole or in part, for any reason or no reason; unilaterally reduce or modify the government's obligations under such contracts without our consent; decline to exercise an option to continue a contract or exercise an option to purchase only the minimum amount, if any, specified in a contract; take actions that result in a longer development timeline than expected; and change the course of a program in a manner that differs from the contract's original terms or from our desired plan.

Generally, government contracts contain provisions permitting unilateral termination or modification, in whole or in part, at the U.S. government's convenience. Under general principles of government contracting law, if the U.S. government terminates a contract for convenience, the government contractor may recover only its incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the U.S. government terminates a contract for default, the government contractor is entitled to recover costs incurred and associated profits on accepted items only and may be liable for excess costs incurred by the government in procuring undelivered items from another source. In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example, unilateral inspection rights and the requirement that we complete additional work to remedy any deemed deficiency; specialized accounting systems unique to government contracts; mandatory financial audits and potential liability for price adjustments or recoupment of government funds after such funds have been spent; mandatory internal control systems and policies; and mandatory socioeconomic compliance requirements, including labor standards, non-discrimination and affirmative action programs, and environmental compliance requirements. If we fail to maintain compliance with these requirements, we may be subject to potential contract liability and to termination of our government contracts.

Furthermore, any agreements and subcontracts with third parties, including suppliers, consultants, and other third-party contractors that we enter into in order to satisfy our contractual obligations pursuant to our agreements with the U.S. government must also be compliant with the terms of our government contract. Negotiating and entering into such arrangements can be time-consuming and we may not be able to reach agreement with such third parties. Any delay or inability to enter into such arrangements or entering into such arrangements in a manner that is non-compliant with the terms of our government contract may result in violations of our contract.

Government contracts are subject to extensive regulation and failure to comply with such regulations may have a material adverse impact on our financial condition and operating results.

U.S. government contracts are subject to extensive regulations such as the Federal Acquisition Regulation ("FAR"), the Truth in Negotiations Act, the Cost Accounting Standards ("CAS"), the Service Contract Act and Department of War (also known as Department of Defense) security regulations. Failure to comply with any of these regulations and other government requirements may result in contract price adjustments, financial penalties or contract termination. Our U.S. government contracts are also subject to audits, cost reviews and investigations by U.S. government oversight agencies such as the U.S. Defense Contract Audit Agency (the "DCAA"). The DCAA reviews the adequacy of, and our compliance with, our internal controls and policies (including our labor, billing, accounting, purchasing, estimating, compensation and management information systems). The DCAA also has the ability to review how we have accounted for costs under the FAR and CAS. The DCAA presents its findings to the Defense Contract Management Agency ("DCMA"). Should the DCMA determine that we have not complied with the terms of our contract and applicable statutes and regulations, or if they believe that we have engaged in inappropriate accounting or other activities, payments to us may be disallowed or we could be required to refund previously collected payments. Additionally, we may be subject to criminal and civil penalties, suspension or debarment from future government contracts, and qui tam litigation brought by private individuals on behalf of the U.S. government under the False Claims Act, which could include claims for treble damages. These suits may remain under seal (and hence, be unknown to us) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff. Our failure to comply with regulations applicable to government contracts could have a material adverse impact on our financial condition and operating results.

Failure to comply with export, import, and sanctions laws and regulations could materially and adversely affect us.

We are subject to a number of export, import and economic sanction regulations, including the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and U.S. sanction regulations administered by the U.S. Department of Treasury, Office of Foreign Assets ("OFAC"). Foreign governments where we have operations also implement export, import and sanction laws and regulations, some of which may be inconsistent or conflict with ITAR and EAR. Where we face such inconsistencies, it may be impossible for us to comply with all applicable regulations.

If we do not obtain all necessary import and export licenses required by applicable export and import regulations, including ITAR and EAR, or do business with sanctioned countries or individuals, we may be subject to fines, penalties and other regulatory action by governmental authorities, including, among other things, having our export or import privileges suspended. We have compliance policies and procedures in place to ensure compliance with ITAR and EAR, but even if our policies and procedures for exports, imports and sanction regulations comply, but our employees fail or neglect to follow them in all respects, we might incur similar liability.

Any changes in applicable export, import or sanction laws or regulations or any legal or regulatory violations could materially and adversely affect our business and financial condition.

We may become subject to various investigations, enforcement or other regulatory actions, and other legal proceedings that could ultimately be resolved against us and could have a material adverse effect on our financial position, results of operations and/or cash flows.

A significant amount of our revenue includes sales to the Defense industry, which makes us particularly susceptible to investigations, enforcement or other regulatory actions, prosecutions and other legal proceedings, particularly those involving the U.S. government. We are or may become subject to legal proceedings (including criminal, civil and administrative) and across a broad array of matters, including, but not limited to, government contracts, cost accounting, financial accounting and reporting, false statements or claims, sanctions or other trade regulations. These matters can divert resources; result in administrative, civil or criminal fines, penalties or other sanctions (including judgments, convictions, consent or other voluntary decrees or agreements), compensatory, treble or other damages, non-monetary relief, or other liabilities; and otherwise harm our business and our ability to obtain and retain contracts with agencies of the U.S. government. Certain outcomes may lead to our suspension or debarment from government contracts. Suspension or debarment or criminal resolutions in particular could have a material adverse effect on us because of our reliance on government contracts. Legal proceedings, even if pending or not ultimately resulting in adverse action, or if fully indemnified or insured, can negatively impact our reputation among our customers and the public, and make it substantially more difficult for us to compete effectively for business, obtain and retain awards, ensure adequate funding for our programs or obtain adequate insurance in the future.

If we fail to successfully integrate the operations of FlackTek, our financial condition and results of operations could be adversely affected.

On January 23, 2026, we acquired FlackTek, a provider of advanced mixing and material processing solutions. We cannot provide any assurances that we will be able to integrate the operations of FlackTek without encountering difficulties, including unanticipated costs, difficulty in retaining customers and supplier or other relationships, failure to retain key employees, diversion of management's attention, failure to integrate our information and accounting systems, or establish and maintain proper internal control over financial reporting, any of which would harm our business and results of operations.

Furthermore, we may not realize the revenue and net income that we expect to achieve or that would justify our investment in FlackTek and we may incur costs in excess of what we anticipate. To effectively manage our expected future growth, we must continue to successfully manage our integration of FlackTek and continue to improve our operational systems, internal procedures, accounts receivable and management, financial and operational controls. If we fail in any of these areas, our business and results of operations could be harmed.

Our acquisition of FlackTek might subject us to unknown and unforeseen liabilities.

FlackTek may have unknown liabilities, including but not limited to, product liability, workers' compensation liability, tax liability and liability for improper business practices. Although we are entitled to indemnification from the seller of FlackTek for these and other matters, we could experience difficulty enforcing those obligations or we could incur material liabilities for the past activities of FlackTek in excess of these indemnification obligations. Such liabilities and related legal or other costs could harm our business or results of operations.

The success of our acquisition of FlackTek is dependent on the commercial performance of the MEGA™ product platform, and failure of the MEGA™ platform to achieve anticipated market acceptance could materially adversely affect our business, financial condition and results of operations.

A key component of the strategic rationale for our acquisition of FlackTek is the commercial potential of its MEGA™ product platform, which was recently launched and has a limited history of market performance. Our ability to realize the anticipated benefits of the acquisition depends on the market acceptance, sales growth and long‑term commercial success of MEGA™. The commercial performance of MEGA™ is subject to numerous risks and uncertainties, including, among others, the ability to achieve broad customer adoption, the effectiveness of our sales and marketing efforts, pricing, competitive product launches or technological alternatives, supply chain reliability, manufacturing scalability, and ongoing assessments of product safety, efficacy and overall customer value.

If MEGA™ fails to gain traction in the market, experiences slower‑than‑expected adoption, encounters unanticipated safety or manufacturing issues, or is adversely impacted by competitive pressures, we may not achieve the expected financial returns or strategic benefits associated with the acquisition. Underperformance of MEGA™ could result in reduced revenues, lower margins, impairment of intangible assets or goodwill, or other adverse financial impacts. Any of these factors could adversely affect our business, financial condition and results of operations.

Rapid technological developments within the bladeless mixer industry may render our products less competitive or obsolete, which could materially adversely affect our business, financial condition and results of operations.

The bladeless mixer industry is characterized by ongoing innovation and technological change. Competitors may develop new technologies or enhanced product features that outperform or otherwise diminish the attractiveness of our current offerings. Our ability to remain competitive depends on successfully anticipating technological trends, investing in research and development and introducing new or improved products in a timely manner. If we fail to keep pace with emerging technologies or shifting customer expectations, our products may become outdated, leading to reduced demand, loss of market share, or pricing pressure, any of which could materially adversely affect our business, financial condition and results of operations.

The Energy markets we serve include the petroleum refining and petrochemical industries. These industries are both highly cyclical in nature and dependent on the prices of crude oil and natural gas. As a result, volatility in the prices of oil and natural gas may negatively impact our operating results.

Our Energy & Process revenue is derived from the sale of our products to companies in the chemical, petrochemical, and petroleum refining industries, or to firms that design and construct facilities for these industries. These industries are highly cyclical, and are subject to the prices of crude oil and natural gas. The prices of crude oil and natural gas have historically had periods when they have been very volatile, as evidenced by the extreme volatility in oil prices over the past few years, in part due to the Ukraine-Russia war, the Israel-Hamas war, the U.S. military's intervention in Venezuela, the conflicts among the U.S., Israel and Iran, political uncertainty and agendas, and macroeconomic impacts. During times of significant volatility in the market for crude oil or natural gas, our customers often refrain from placing orders until the market stabilizes and future demand projections are clearer. If our customers refrain from placing orders with us, our revenue would decline and there could be a material adverse effect on our business and results of operations. Further, our commercial customers in these markets confront competing budget priorities and may have more limited resources for the types of products and services we provide. As a result, there may be fewer projects available for us to compete for and the pricing environment is anticipated to remain challenging. A sustained deterioration in any of the chemical, petrochemical, and petroleum refining industries we serve, would materially and adversely affect our business and operating results because our customers would not likely have the resources necessary to purchase our products, nor would they likely have the need to build additional facilities or improve existing facilities.

The relative costs of oil, natural gas, nuclear power, hydropower and numerous forms of alternative energy production, and transitions in consumer demand toward different types of energy, may have a material and adverse impact on our business and operating results.

Global and regional energy supply comes from many sources, including oil, natural gas, coal, hydro, nuclear, solar, wind, geothermal and biomass, among others. A cost or supply shift among these sources could negatively impact our business opportunities. A demand shift, where technological advances or consumer preferences favor the utilization of one or a few sources of energy may also impact the demand for our products both positively and negatively. Changes in consumer demand, including some driven by governmental and political preferences, toward electric, compressed natural gas, nuclear, and hydrogen vehicles may impact our business. We have products which can support certain technologies, while other technologies will not require our equipment. We expect that the systemic changes in the Energy markets, which are influenced by the increasing use by consumers of alternative fuels and government policies to stimulate their usage, will lead to demand growth for fossil-based fuels that is less than the global growth rate, which may affect our business and financial results in a materially adverse way. In addition, governmental policy can affect the relative importance of various forms of energy sources. For example, non-fossil based sources may receive government tax incentives to foster investment. If these incentives become more prominent, our Energy business could be negatively impacted.

Climate change and greenhouse gas regulations may affect our customers' investment decisions.

Our traditional Energy markets are undergoing significant transition due to concern over the risk of climate change. While we expect that fossil fuels will continue to be an important component in the global energy industry for many years to come, there are significant changes in the priorities for capital investments by our customers and the regions in which those investments are being made. A number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These restrictions may affect our customers' ability and willingness to invest in new facilities or to re-invest in current operations. These requirements could impact the cost of our customers' products, lengthen project implementation times, and reduce demand for hydrocarbons, as well as shift hydrocarbon demand toward lower-carbon sources. Any of the foregoing could adversely impact the demand for our products, which in turn could have an adverse effect on our business and results of operations.

Our reputation, ability to do business, and financial results may be materially and adversely impacted by improper conduct by any of our employees, agents or business partners.

We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees, agents or business partners (or of businesses we acquire or partner with) that would violate U.S. laws or the laws of the applicable jurisdiction where we do business, including, among others, laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, export and import compliance, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act ("FCPA") and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Any such improper actions or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in the U.S. and in other jurisdictions and related shareholder lawsuits, if any, could lead to substantial civil and criminal, monetary and non-monetary penalties, and could cause us to incur significant legal and investigatory fees. In addition, we rely on our suppliers to adhere to our supplier standards of conduct and violations of such standards of conduct could occur that could have a material and adverse effect on our financial statements. See Note 17 to our consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K for additional information.

Some of our large international customers are nationalized or state-owned businesses. Any failure to comply with the FCPA could adversely impact our competitive position and subject us to penalties and other adverse consequences, which could harm our business and results of operations.

We are subject to the FCPA, which generally prohibits U.S. companies from engaging in bribery or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in the global enforcement of anti-corruption laws, with more frequent voluntary self-disclosures by companies, aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC resulting in record fines and penalties, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Many foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in certain of the jurisdictions in which we may operate or sell our products. We strictly prohibit our employees and agents from engaging in such conduct and have established procedures, controls and training to prevent such conduct from occurring. However, we operate in many parts of the world that are recognized as having governmental corruption problems to some degree and where strict compliance with anti-corruption laws may conflict with local customs and practices, and it is possible that our employees or agents will engage in such conduct and that we might be held responsible. Despite our training and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from unauthorized reckless or criminal acts committed by our employees or agents. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and requires significant time and attention from senior management. If our employees or other agents are alleged or are found to have engaged in such practices, we could incur significant costs and penalties or other consequences that may have a material adverse effect on our business, financial condition and results of operations. See Note 17 to our consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K for additional information.

Our business is highly competitive. If we are unable to successfully implement our business strategy and compete against entities with greater resources than we have or against competitors who have a relative cost advantage, we risk losing market share to current and future competitors.

We encounter competition in all of our markets. Some of our present and potential competitors may have greater financial, marketing, technical or manufacturing resources. Our competitors may also be able to respond more quickly to new technologies or processes and changes in customer demands and they may be able to devote greater resources towards the development, promotion and sale of their products. Certain competitors may also have a cost advantage compared to us due to their geography or changes in relative currency values and may compete against us based on price. This may affect our ability to secure new business and maintain our level of profitability. As our markets continue to grow, and new market opportunities expand, we could see a shift in pricing as a result of facing competitors with lower production costs, which may have a material adverse impact on our results of operations and financial results. In addition, our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our customers. Moreover, customer buying patterns can change if customers become more price sensitive and accepting of lower cost suppliers. If we cannot compete successfully against current or future competitors, our business will be materially adversely affected.

Customer focus on short-term costs versus prioritizing quality and brand recognition, could harm our business and negatively impact our financial results.

Although we have long-term relationships with many of our customers and with many engineering, procurement and construction companies, the project management requirements, pricing levels and costs to support each customer and customer type are often different. Our customers have historically focused on the quality of the engineering and product solutions which we have provided to them, which may come at a higher cost. Because our customers are unable to predict the length of the time period for the economic viability of their plants, there has been more of a focus on relative importance of cost versus quality which looks at short-term costs instead of total long-term cost of operations.

In addition, customers in emerging markets which are driving global demand growth may also place less emphasis on our high quality and brand name than do customers in the U.S. and certain other industrialized countries where we compete. If we are forced to compete for business with customers that place less emphasis on quality and brand recognition than our current customers, our results of operations could be materially adversely affected.

A change in the structure of our markets, including through consolidation, could harm our business and negatively impact our financial results.

There are strong and long-standing relationships throughout the supply chain between the many parties involved in serving the end users of our products. A change in the landscape between engineering and procurement companies, original equipment suppliers, others in the supply chain, and/or with the end users could have a material adverse effect on our business and results of operations. These changes, or others, might occur through industry consolidations such as mergers, acquisitions or other business partnerships, and could have a material impact on our business and negatively impact our financial results.

Our acquisition strategy may not be successful or may increase business risk.

The success of our acquisition strategy will depend, in part, on our ability to identify suitable companies or businesses to purchase and then successfully negotiate and close acquisition transactions. In addition, our success depends in part on our ability to integrate acquisitions and realize the anticipated benefits from combining the acquisition with our historical business, operations and management. We cannot provide any assurances that we will be able to complete any acquisitions and then successfully integrate the business and operations of those acquisitions without encountering difficulties, including unanticipated costs, issues or liabilities, difficulty in retaining customers and supplier or other relationships, failure to retain key employees, diversion of our management's attention, failure to integrate information and accounting systems, or establish and maintain proper internal control over financial reporting. Moreover, as part of the integration process, we must incorporate an acquisition's existing business culture and compensation structure with our existing business. We also need to utilize key personnel who may be distracted from the core business. If we are not able to efficiently integrate an acquisition's business and operations into our organization in a timely and efficient manner, or at all, the anticipated benefits of the acquisition may not be realized, or it may take longer to realize these benefits than we expect, either of which could have a material adverse effect on our business or results of operations.

We have foreign operations and a percentage of our sales occur outside of the U.S. As a result, we are subject to the economic, political, regulatory and other risks of international operations.

For fiscal 2026, 15% of our revenue was from customers located outside of the U.S. Moreover, through our subsidiaries, we maintain sales and engineering support offices in China and India. We also service our foreign customers through the use of subcontract vendors that are located in those countries. We intend to continue to expand our international operations to the extent that suitable opportunities become available. Our foreign operations and sales could be adversely affected as a result of:

- nationalization of private enterprises and assets;

- trade policies incentivizing domestic trade over international trade;

- political or economic instability in certain countries and regions, such as the ongoing instability throughout the Middle East and/or portions of the former Soviet Union;

- the economic impact of global health concerns;

- political relationships between the U.S. and certain countries and regions;

- differences in foreign laws, including difficulties in protecting intellectual property and uncertainty in enforcement of contract rights;

- the possibility that foreign governments may adopt regulations or take other actions that could directly or indirectly harm our business and growth strategy;

- credit risks;

- currency fluctuations;

- tariff and tax increases;

- export and import restrictions and restrictive regulations of foreign governments;

- shipping products during times of crisis or war;

- our failure to comply with U.S. laws regarding doing business in foreign jurisdictions, such as FCPA; or

- other factors inherent in maintaining foreign operations.

We are subject to foreign currency fluctuations which may adversely affect our operating results.

We are exposed to the risk of currency fluctuations between the U.S. dollar and the currencies of the countries in which we sell our products to the extent that such sales are not based in U.S. dollars - primarily the Chinese RMB and India INR. Currency movements can affect sales in several ways, the foremost being our ability to compete for orders against foreign competitors that base their prices on relatively weaker currencies. Strength of the U.S. dollar compared with the Euro, India, or Asian currencies may put us in a less competitive position. Business lost due to competition for orders against competitors using a relatively weaker currency cannot be quantified. In addition, cash can be adversely impacted by the conversion of sales made by us in a foreign currency to U.S. dollars. While we may enter into currency exchange rate hedges from time to time to mitigate these types of fluctuations, we cannot remove all fluctuations or hedge all exposures and our earnings could be adversely impacted by changes in currency exchange rates. In addition, if the counter-parties to such exchange contracts do not fulfill their obligations to deliver the contractual foreign currencies, we could be at risk for fluctuations, if any, required to settle the obligation. Any of the foregoing could adversely affect our business and results of operations. At March 31, 2026, we held no forward foreign currency exchange contracts.

Our future success may be affected by indebtedness.

As of March 31, 2026, we had $13,000 outstanding under our revolving credit facility with Wells Fargo Bank, National Association ("Wells Fargo"). We may borrow additional funds in the future to support our growth and working capital needs. Pursuant to our revolving credit facility with Wells Fargo, we are required to provide financial information and reports while complying with other financial covenants. In the future, should we be out of compliance with our revolving credit facility, there can be no assurance that we would be able to obtain waivers or renegotiate our credit facilities in a timely manner, on acceptable terms or at all. If we were not able to obtain a covenant waiver under our debt facilities or renegotiate such facilities, we could be in default of such agreements, and in the event of such default our lender could demand immediate repayment of amounts outstanding. There can be no assurance that we would have sufficient cash, or be able to raise sufficient debt or equity capital, or divest assets, to refinance or repay such facility or facilities in the event of such demand. As a result, the failure to obtain covenant waivers or renegotiate our facilities as described above would have a material adverse effect on us and our ability to service our debt obligations.

The impact of potential changes in customs and trade policies and tariffs imposed by the U.S. and those imposed in response by other countries, including China, as well as rapidly changing trade relations, could materially and adversely affect our business and results of operations.

The U.S. government has made proposals that are intended to address trade imbalances, which include encouraging increased production in the U.S. These proposals could result in increased customs duties and the renegotiation of some U.S. trade agreements. Changes in U.S. and foreign governments' trade policies have resulted and may continue to result in tariffs on imports into, and exports from, the U.S. In the past, the U.S. imposed tariffs on imports from several countries, including China, Canada, the European Union, India, and Mexico. In response, China, Canada, the European Union, India, and Mexico have proposed or implemented their own tariffs on certain exports from the U.S. into those countries. Tariffs affecting our products and product components, including raw materials we use, particularly electronic components, high-end steel and steel related products, may add significant costs to us and make our products more expensive. Potential future changes in trade policies could result in customers changing their behavior in project procurement, due to uncertainty related to timely execution and/or import and export restrictions. As a result, our products could become less attractive to customers outside the U.S. due to U.S. import tariffs on our raw materials and our profit margins would be negatively impacted. Accordingly, continued tariffs may weaken relationships with certain trading partners and may adversely affect our financial performance and results of operations. When beneficial to us, we may consider alternate sourcing options, including offshore subcontracting, in order to minimize the impact of the tariffs. Because we conduct aspects of our business in China through our subsidiary, potential reductions in trade with China and diminished relationships between China and the U.S., as well as the continued escalation of tariffs, could have a material adverse effect on our business and results of operations.

The operations of our subsidiary in China may be adversely affected by China's evolving economic, political and social conditions.

We conduct our business in China primarily through our wholly-owned subsidiary. The results of operations and future prospects of our subsidiary in China may be adversely affected by, among other things, changes in China's political, economic and social conditions, changes in the relationship between China and its western trade partners, changes in policies of the Chinese government, changes in laws and regulations or in the interpretation of existing laws and regulations, changes in foreign exchange regulations, measures that may be introduced to control inflation, such as interest rate increases and changes in the rates or methods of taxation. In addition, changes in demand could result from increased competition from local Chinese manufacturers who have cost advantages or who may be preferred suppliers for Chinese end users. Also, China's commercial laws, regulations and interpretations applicable to non-Chinese owned market participants, such as us, are continually changing. These laws, regulations and interpretations could impose restrictions on our ownership or the operation of our interests in China and have a material adverse effect on our business and results of operations.

Intellectual property rights are difficult to enforce in China and India, which could harm our business.

Commercial law in China is relatively undeveloped compared with the commercial law in many of our other major markets and limited protection of intellectual property is available in China as a practical matter. Similarly, proprietary information may not be afforded the same protection in India as it is in our other major markets with more comprehensive intellectual property laws. Although we take precautions in the operations of our subsidiaries to protect our intellectual property, any local design or manufacture of products that we undertake could subject us to an increased risk that unauthorized parties will be able to copy or otherwise obtain or use our intellectual property, which could harm our business. We may also have limited legal recourse in the event we encounter patent or trademark infringers, which could have a material adverse effect on our business and results of operations.

Uncertainties with respect to the legal system in China may adversely affect the operations of our subsidiary in that country.

Our subsidiary in China is subject to laws and regulations applicable to foreign investment in China. There are uncertainties regarding the interpretation and enforcement of laws, rules and policies in China. The legal system in China is based on written statutes, and prior court decisions have limited precedential value. Because many laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform. Moreover, the relative inexperience of China's judiciary system creates additional uncertainty as to the outcome of any litigation, and the interpretation of statutes and regulations may be subject to government policies reflecting domestic political agendas. Finally, enforcement of existing laws or contracts based on existing law may be uncertain and sporadic. For the preceding reasons, it may be difficult for us to obtain timely or equitable enforcement of laws ostensibly designed to protect companies like ours, which could have a material adverse effect on our business and results of operations.

Regulation of foreign investment in India may adversely affect the operations of our Indian subsidiary.

Our subsidiary in India is subject to laws and regulations applicable to foreign investment in India. India regulates ownership of Indian companies by foreign entities. These regulations may apply to our funding of our Indian operating subsidiary. For example, the government of India has set out criteria for foreign investments in India, including requirements with respect to downstream investments by companies in India which are owned or controlled by foreign entities and the transfer of ownership or control of companies in India in certain industries. These requirements may adversely affect our ability to operate our Indian subsidiary. There can be no assurance that we will be able to obtain any required approvals for future acquisitions, investments or operations in India, or that we will be able to obtain such approvals on satisfactory terms.

Changes in U.S. and foreign energy policy regulations could adversely affect our business.

Energy policy in the U.S. and other countries where we sell our products is evolving rapidly and we anticipate that energy policy will continue to be an important legislative priority in the jurisdictions where we sell our products. It is difficult, if not impossible, to predict the changes in energy policy that could occur, as they may be related to changes in political administration, public policy or other factors. The elimination of, or a change in, any of the current rules and regulations in any of our markets could create a regulatory environment that makes our end users less likely to purchase our products, which could have a material adverse effect on our business. Government subsidies or taxes, which favor or disfavor certain energy sources compared with others, could have a material adverse effect on our business and operating results.

Near-term income statement impact from competitive contracts could adversely affect our operating results.

During weaker market periods, we may choose to be more aggressive in pricing certain competitive projects to protect or gain market share or to maintain or increase the utilization of our facilities. In these situations, it is possible that an incrementally profitable order, while increasing contribution, may be unprofitable from an accounting perspective when including fixed manufacturing costs. In these situations, we are required to recognize the financial loss at the time of order acceptance, or as soon as our cost estimates are updated, whichever occurs first. It is possible we may accumulate losses either on a large project or more than one project such that, in a short time period, for example a reporting quarter, these losses may have a meaningful impact on the earnings for that period.

Our operating results could be adversely affected by customer contract cancellations and delays.

Adverse economic or specific project conditions can lead to a project being placed on hold or cancelled by our customers. We had one material project cancelled in fiscal 2026, no material contracts cancelled in fiscal 2025, and one material project cancelled in fiscal 2024. We had one material contract on hold at March 31, 2026.

We attempt to mitigate the risk of cancellation by structuring contracts with our customers to maximize the likelihood that progress payments made to us for individual projects cover the costs we have incurred. As a result, we do not believe we have a significant cash exposure to projects which may be cancelled. Open orders are reviewed continuously through communications with customers. If it becomes evident to us that a project is delayed well beyond its original shipment date, management will move the project into "placed on hold" (i.e., suspended) category. Furthermore, if a project is cancelled by our customer, it is removed from our backlog.

The value of our backlog as of March 31, 2026 was $532,637. Our backlog can be significantly affected by the timing of large orders. The amount of our backlog at March 31, 2026 is not necessarily indicative of future backlog levels or the rate at which our backlog will be recognized as sales. Although historically the amount of modifications and terminations of our orders has not been material compared with our total contract volume, customers can, and sometimes do, terminate or modify their orders. This generally occurs more often in times of end market or capital market turmoil. We cannot predict whether cancellations will occur or accelerate in the future. Although certain of our contracts in backlog may contain provisions allowing for us to assess cancellation charges to our customers to compensate us for costs incurred on cancelled contracts, cancellations of purchase orders or modifications made to existing contracts could substantially and materially reduce our backlog and, consequently, our future sales and results of operations. Moreover, delay of contract execution by our customers can result in volatility in our operating results.

Our current backlog contains a number of funded and unfunded large Defense orders. In addition, we are continuing to pursue business in this end market which offers large multi-year projects which have an added risk profile beyond that of our historic customer base. A delay, long-term extension, lack of funding, or cancellation of any of these projects could have a material adverse effect on our business and results of operations.

Further, certain Defense contracts we secure may be designated a program of highest national priority requiring production preference over commercial orders which could impact our commercial backlog and result in production delays. As a result, commercial customers could seek damages, including liquidated damages, as performance penalties and there may be a negative impact to the willingness of customers to place future orders with us due to a concern that orders may be subordinated to such contracts.

Our customers' ability and willingness to make progress payments may be impacted by any extended downturn in their markets which could adversely impact their financial stability and increase the risk to us of uncollectible accounts receivables.

The financial strength of our customers can be impacted by a severe or lengthy downturn in their markets which could lead to additional risk in our ability to collect outstanding accounts receivables. We attempt to mitigate this risk with the utilization of progress payments for many projects, but certain industries, end markets and geographies are not as willing to make progress payments. Certain projects require a small portion of the total payments to be held until the customer's facility is fully operational, which can be in excess of one year beyond our delivery of equipment to them. This additional time may add risk to our ability to collect on the outstanding accounts receivables.

We may experience losses if we are unable to collect on our accounts receivables if our customers are unable or unwilling to pay their invoices in a timely manner or at all.

Our customers, even those we have had a long-standing business relationship with, may at any time experience economic hardship which could cause those customers to be unwilling or unable to pay their invoices in a timely manner or at all. In addition, a number of our customers may have limited resources and may not have a history of creditworthiness that we can audit to determine reliability for payment of accounts receivable. For example, many of our customers and the key players within the Space and New Energy industries, which are unproven markets, have not yet achieved profitability, have incurred significant losses since inception, and may be unable to achieve profitability when expected, if at all. As such, our ability to predict and plan for future revenue and operations within the Space and New Energy industries is subject to risk. Due to the variable nature of sales and orders within the Space and New Energy industries, our future revenue and growth in these industries is uncertain and may materially and adversely impact our results of operations.

To the extent a company is unable or unwilling to fulfill their obligations to us, it could result in a material and adverse impact to our results of operations. Even if they are financially solvent and stable and we are successful in securing a commercial relationship with them, their business plans for future programs may be inherently uncertain and unpredictable, and less structured than other companies. If any of our customers suffers significant financial difficulties, insolvency or bankruptcy, they may be unable to pay us in a timely manner or at all. It is also possible that our customers may contest their obligations to pay us, including under bankruptcy laws or otherwise. Even if our customers do not contest their obligations to pay us, if our customers are unable to pay us in a timely manner, it could materially and adversely impact our ability to collect accounts receivable. Moreover, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation in an attempt to secure outstanding payments or partial payment. Accordingly, if we are unable to collect upon our accounts receivable as they come due in an efficient and timely manner, our business, financial condition or results of operations may be materially and adversely affected.

Given our size and the specialization of our business, if we lose any member of our management, technical or sales team and we experience difficulty in finding a qualified replacement, our business could be harmed.

Competition for qualified management, including our executive management, and key technical and sales personnel in our industry is intense. Moreover, our technology is highly specialized, and it may be difficult to replace the loss of any of our key technical and sales personnel. Many of the companies with which we compete for management and key technical and sales personnel have greater financial and other resources than we do or are located in geographic areas which may be considered by some to be more desirable places to live. If we are not able to retain any of our key management, including our executive management, technical or sales personnel, due to competition, retirement or any other reason for leaving, it could have a material adverse effect on our business and results of operations.

If we become subject to product liability, warranty or other claims, our results of operations and financial condition could be adversely affected.

The manufacture and sale of our products exposes us to potential product liability claims, including those that may arise from failure to meet product specifications, misuse or malfunction of our products, design flaws in our products, or use of our products with systems not manufactured or sold by us. For example, our equipment is installed in facilities that operate dangerous processes and the misapplication, improper installation or failure of our equipment may result in exposure to potentially hazardous substances, personal injury, or property damage. In addition, BN produces certain products in large quantities which could also expose us to potential product warranty and liability claims.

Provisions contained in our contracts with customers that attempt to limit our damages may not be enforceable or may fail to protect us from liability for damages and we may not negotiate such contractual limitations of liability in certain circumstances. Our liability insurance may not cover all liabilities and our historical experience may not reflect liabilities we may face in the future. Our risk of liability may increase as we manufacture more complex or larger projects. We also may not be able to continue to maintain such liability insurance at a reasonable cost or on reasonable terms, or at all. Any material liability not covered by provisions in our contracts or by insurance could have a material adverse effect on our business and financial condition.

Furthermore, if a customer suffers damage as a result of an event related to one of our products, even if we are not at fault, they may reduce their business with us. We may also incur significant warranty claims which are not covered by insurance. In the event a customer ceases doing business with us as a result of a product malfunction or defect, perceived or actual, or if we incur significant warranty costs in the future, there could be a material adverse effect on our business and results of operations.

Security threats and other sophisticated computer intrusions could harm our information systems, which in turn could harm our business and financial results.

We utilize information systems and computer technology throughout our business. We store sensitive data, classified data, proprietary information and perform engineering designs and calculations on these systems. Threats to these systems, and the laws and regulations governing security of data, including personal data, on information systems and otherwise held by companies is evolving and adding layers of complexity in the form of new requirements and increasing costs of attempting to protect information systems and data and complying with new cybersecurity regulations. Information systems are subject to numerous and evolving cybersecurity threats and sophisticated computer crimes, which pose a risk to the stability and security of our information systems, computer technology, and business. Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our information systems and computer technology to sophisticated and targeted measures known as advanced persistent threats and ransomware. The techniques used in these attacks change frequently and may be difficult to detect for periods of time and we may face difficulties in anticipating and implementing adequate preventative measures. The potential consequences of a material cybersecurity incident and its effects include financial loss, reputational damage, the inability to conduct business, litigation with third parties, theft of intellectual property, fines levied by the Federal Trade Commission or other government agencies, diminution in the value of our investment in research, development and engineering, and increased cybersecurity protection and remediation costs due to the increasing sophistication and proliferation of threats, which in turn could adversely affect our competitiveness and results of operations. A failure or breach in security could expose our company as well as our customers and suppliers to risks of misuse of information, compromising confidential information and technology, destruction of data, production disruptions, ransom payments, and other business risks which could damage our reputation, competitive position and financial results of our operations. Further, our technology resources may be strained due to an increase in the number of remote users. Cybersecurity laws and regulations continue to evolve and are increasingly demanding, both in the U.S. and globally, which adds compliance complexity and may increase our costs of compliance and expose us to reputational damage or litigation, monetary damages, regulatory enforcement actions, or fines in one or more jurisdictions. While we carry cyber insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms or at all, or that any insurer will not deny coverage as to any future claim. In addition, defending ourselves against these threats may increase costs or slow operational efficiencies of our business. If any of the foregoing were to occur, it could have a material adverse effect on our business and results of operations.

If third parties infringe upon our intellectual property or if we were to infringe upon the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.

Our success depends in part on our proprietary technology. We rely on a combination of patent, copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer. We may also be required to spend significant resources to monitor and police our intellectual property rights. Similarly, if we were found to have infringed upon the intellectual property rights of others, our competitive position could suffer. Furthermore, other companies may develop technologies that are similar or superior to our technologies, duplicate or reverse engineer our technologies or design around our proprietary technologies. Any of the foregoing could have a material adverse effect on our business and results of operations.

In some instances, litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products infringe upon their intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, could result in substantial costs to us and divert the attention of our management, which could materially harm our business and results of operations. In addition, any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling certain products or require us to redesign certain products, any of which could have a material adverse effect on our business and results of operations.

Our enterprise resource planning system utilized at our facilities in Batavia, NY is aging, and we may experience issues from implementation of a new enterprise resource planning system.

We have an enterprise resource planning system ("ERP") to assist with the collection, storage, management and interpretation of data from our business activities to support future growth and to integrate significant processes. Our ERP at our Batavia, NY operations is aging and we began implementing a new ERP during fiscal 2024 and is scheduled to go live in fiscal 2027. ERP implementations are complex, distracting to the business and management, and time-consuming and involve substantial expenditures on system software and implementation activities, as well as changes in business processes. Our ERP is critical to our ability to accurately maintain books and records, record transactions, provide important information to our management and prepare our consolidated financial statements. ERP implementations also require the transformation of business and financial processes in order to reap the benefits of the new ERP; any such transformation involves risks inherent in the conversion to a new computer system, including loss of information and potential disruption to our normal operations. Any disruptions, delays or deficiencies in the design and implementation of our new ERP could adversely affect our ability to process orders, provide services and customer support, send invoices and track payments, fulfill contractual obligations, or otherwise operate our business. Additionally, if the ERP does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected or our ability to assess it adequately could be delayed. Further, we may not realize the benefits we anticipate should all or part of the ERP upgrade implementation process prove to be ineffective. Accordingly, such events may disrupt or reduce the efficiency of our entire operations and have a material adverse effect on our operating results and cash flows.

Our growth is contingent upon expanding our manufacturing facilities in Arvada, CO, Batavia, NY and Louisville, CO. If we are unable to expand our manufacturing facilities in Arvada, Batavia or Louisville our results of operations and financial condition may be adversely affected and/or we may not be able to meet our growth goals and objectives.

As a manufacturer, our ability to grow revenue is constrained by our ability to expand our manufacturing facilities. Our BN campus is landlocked and there are limited opportunities to expand our manufacturing footprint in Arvada, CO. Additionally, our Louisville, CO campus is landlocked and there are limited opportunities to expand our manufacturing footprint in Louisville, CO. If we are unable to expand in Arvada or Louisville our growth may be limited, we may be required to relocate our campuses or we may have to incur substantial capital expenditures to move our campuses. We currently have plans to expand our Arvada, CO campus by constructing a new 30,000 square foot manufacturing facility. If we are unable to timely complete the new manufacturing facility we may not be able to meet our planned production schedule for U.S. Navy projects, which could delay the completion of projects in our backlog or reduce the number of U.S. Navy projects we receive in the future, and could cause us to incur significant cost overruns. Any of these risks associated with our ability to grow our manufacturing facilities could adversely affect our results of operations and financial condition.

We face potential liability from asbestos exposure and similar claims that could result in substantial costs to us as well as divert attention of our management, which could have a material adverse effect on our business and results of operations.

We are a defendant in a number of lawsuits alleging illnesses from exposure to asbestos or asbestos-containing products and seeking unspecified compensatory and punitive damages. We cannot predict with certainty the outcome of these lawsuits or whether we could become subject to any similar, related or additional lawsuits in the future. In addition, because some of our products are used in systems that handle toxic or hazardous substances, any failure or alleged failure of our products in the future could result in litigation against us. For example, a claim could be made under various regulations for the adverse consequences of environmental contamination. Any litigation brought against us, whether with or without merit, could result in substantial costs to us as well as divert the attention of our management, which could have a material adverse effect on our business and results of operations.

Provisions contained in our certificate of incorporation and bylaws could impair or delay stockholders' ability to change our management and Board of Directors, and could discourage takeover transactions that some stockholders might consider to be in their best interests.

Provisions of our certificate of incorporation and bylaws could impede attempts by our stockholders to remove or replace our management and Board of Directors, and could discourage others from initiating a potential merger, takeover or other change of control transaction, including a potential transaction at a premium over the market price of our common stock, that our stockholders might consider to be in their best interests. Such provisions include:

- We could issue shares of preferred stock with terms adverse to our common stock. Under our certificate of incorporation, our Board of Directors is authorized to issue shares of preferred stock and to determine the rights, preferences and privileges of such shares without obtaining any further approval from the holders of our common stock. We could issue shares of preferred stock with voting and conversion rights that adversely affect the voting power of the holders of our common stock, or that have the effect of delaying or preventing a change in control of our company.

- Only a minority of our directors may be elected in a given year. Our bylaws provide for a classified Board of Directors, with only approximately one-third of our Board of Directors elected each year. This provision makes it more difficult to effect a change of control because at least two annual stockholder meetings are necessary to replace a majority of our directors.

- Our bylaws contain advance notice requirements. Our bylaws also provide that any stockholder who wishes to bring business before an annual meeting of our stockholders or to nominate candidates for election as directors at an annual meeting of our stockholders must deliver advance notice of their proposals to us before the meeting. Such advance notice provisions may have the effect of making it more difficult to introduce business at stockholder meetings or nominate candidates for election as director.

- Our certificate of incorporation requires supermajority voting to approve a change of control transaction. Seventy-five percent of our outstanding shares entitled to vote are required to approve any merger, consolidation, sale of all or substantially all of our assets and similar transactions if the other party to such transaction owns 5% or more of our shares entitled to vote. In addition, a majority of the shares entitled to vote not owned by such 5% or greater stockholder are also required to approve any such transaction.

- Amendments to our certificate of incorporation require supermajority voting. Our certificate of incorporation contains provisions that make its amendment require the affirmative vote of both 75% of our outstanding shares entitled to vote and a majority of the shares entitled to vote not owned by any person who may hold 50% or more of our shares unless the proposed amendment was previously recommended to our stockholders by an affirmative vote of 75% of our Board of Directors. This provision makes it more difficult to implement a change to our certificate of incorporation that stockholders might otherwise consider to be in their best interests without approval of our Board of Directors.

- Amendments to our bylaws require supermajority voting. Although our Board of Directors is permitted to amend our bylaws at any time, our stockholders may only amend our bylaws upon the affirmative vote of both 75% of our outstanding shares entitled to vote and a majority of the shares entitled to vote not owned by any person who owns 50% or more of our shares. This provision makes it more difficult for our stockholders to implement a change they may consider to be in their best interests without approval of our Board.

Risks Related to the Impacts of Macroeconomic Events

Disruptions or delays in our supply chains could adversely affect our results of operations and financial performance.

Historically, we have not maintained inventories of materials beyond what is needed for current work in progress. The raw materials that we source come from a wide variety of domestic and international suppliers. Global sourcing of many of the products we sell is an important factor in our financial results. Reliance on our suppliers for these products exposes us to volatility in the prices and availability of these materials. Specifically, the continuation of the war between Ukraine and Russia as well as the conflict related to Hamas/Israel and the situation in the Red Sea, including tensions with Iran, fuels uncertainty and risk to our supply chain through which we source many of the raw materials needed in our operations. Disruptions in our supply chain, especially for an extended period of time, could impact our ability to meet customer requirements and our financial performance could be materially and adversely impacted.

Macroeconomic impacts, including rising inflation, a slowdown in the economy, or a recession or expectation of a recession, may result in increased costs of operations and negatively impact the credit and securities markets generally, which could have a material adverse effect on our results of operations and the market price of our common stock.

Current and future conditions in the economy have an inherent degree of uncertainty and are impacted by political, market, health and social events or conditions. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole and in the specific markets in which we participate. Current economic uncertainty and market volatility is anticipated to continue as a result of higher inflation, increased tariffs, increased interest rates, supply chain disruptions, fluctuating foreign currency exchange rates and other geopolitical events. An inflationary environment can increase our cost of labor, as well as other operating costs, which may have a material and adverse impact on our financial results, especially given that a large percentage of our contracts are fixed-price in nature. In addition, economic conditions could impact and reduce the number of customers who purchase our products or services as credit becomes more expensive or unavailable. Although interest rates have increased, inflation may continue. Further, protracted uncertainty related to interest rates could have a negative effect on the securities markets generally which may, in turn, have a material and adverse effect on the market price of our common stock.

Our business, financial condition and results of operations in the past have been and may in the future be adversely affected by public health issues.

Our business, financial condition and results of operations in the past have been and in the future may be adversely affected as a result of a global health crisis, such as the COVID-19 pandemic. A global health crisis could impact our employees, suppliers, customers, financing sources or others' ability to conduct business, or negatively affect consumer and business confidence or the global economy. A public health crisis has affected, and could affect in the future, large segments of the global economy, including the markets we operate in, disrupting global supply chains, resulting in significant travel and transport restrictions, and creating significant disruption of the financial markets. Economic uncertainty as a result of any global health crisis could negatively affect our business, suppliers, distribution channels, and customers, including as a result of business shutdowns or disruptions for an indefinite period of time, reduced operations, restrictions on shipping, fabricating or installing products, reduced consumer demand, or customers' ability to make payments. As a result of public health crises, we may experience additional operating costs due to increased challenges with our workforce (including as a result of illness, absenteeism or government orders), implement further precautionary measures to protect the health of our workforce, experience increased project cancellations or projects put on hold, and reduced access to supplies, capital, and fundamental support services (such as shipping and transportation). Any resulting financial impact from a global health crisis cannot be fully estimated at this time, but may materially and adversely affect our business, financial condition, or results of operations.

In addition, we operate and compete globally and the response to global health crises by domestic and foreign governments has been and may be in the future varied and those differences may impact our competitiveness. There are uncertain political climates in the regions where our subsidiaries operate, and governmental action in those regions may result in the temporary closure or limited operations of our subsidiaries. Government assistance during a pandemic may also differ between private and public companies, which may provide an advantage to one compared with another. This may affect our competitive position and could disrupt the market access and success of our business compared with other current or new competitors which could have a material adverse impact on our financial condition or results of operation.

The extent to which our operations may be impacted by any global health situation will depend largely on future developments which are highly uncertain and we are unable to predict the ultimate impact that it may have on our business, future results of operations, financial position or cash flows.

We rely on the performance of highly skilled personnel, including our engineers, production, and technology professionals and increasing competition for such personnel, as well as labor shortages, could adversely affect our business.

The successful implementation of our business strategy depends, in part, on our ability to attract and retain a skilled and talented workforce. Because of the complex nature of many of our products and services, we are generally dependent on a thoroughly trained and highly skilled workforce, including, for example, our engineers and welders. In many of the geographies where we operate, we face a potential shortage of qualified employees.

A number of factors may adversely affect the labor force available to us or increase labor costs, including high employment levels, government regulations, rising inflation rates, and labor shortages. The increasing competition for highly skilled and talented employees could result in higher compensation costs, difficulties in maintaining a capable workforce, and leadership succession planning challenges. Although we believe we will be able to attract, train and retain talented personnel and replace key personnel should the need arise, if we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, have unintended negative effects, our business could be adversely affected. A sustained labor shortage, lack of skilled labor, or increased turnover or labor inflation could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees, which could negatively affect our ability to efficiently operate our manufacturing and distribution facilities and overall business and have other material adverse effects on our business, financial condition, and consolidated results of operations. We may also lose new employees to our competitors in any of our markets before we realize the benefit of our investment in recruiting and training them. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business would be materially and adversely affected.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We maintain a comprehensive cybersecurity risk management program ("CRMP") designed to protect the confidentiality, integrity, and availability of our critical systems and information. The CRMP includes enterprise‑level procedures for Graham Corporation and tailored procedures for each of our business units. It also incorporates formal incident response plans ("IRPs") for Graham Manufacturing, BN, and P3.

The IRPs establish a structured, systematic process for identifying, escalating, responding to, and documenting information security incidents affecting our systems, networks, or data—including data managed by third‑party vendors or service providers.

Our CRMP is integrated into our broader enterprise risk management framework. Oversight of the IRPs for Graham Corporation and its subsidiaries is assigned to our Chief Information Officer ("CIO"), who has more than 25 years of cybersecurity experience and holds a Certified Information Systems Security Professional ("CISSP") certification. Each business unit also maintains dedicated cybersecurity personnel responsible for implementing and managing local cybersecurity and data‑privacy programs.

The CIO and Business Unit IT Managers are responsible for:

- Implementing IRPs specific to each business unit.

- Identifying and managing an incident response team ("IRT") responsible for cybersecurity risk assessments, security controls, and incident response activities.

- Coordinating IRT operations, including escalation procedures, decision‑making protocols, and documentation of cybersecurity incidents.

- Conducting post‑incident reviews to evaluate response effectiveness and address gaps in security controls.

- Providing cybersecurity training and periodic exercises to enhance organizational preparedness.

- Reviewing and updating the IRP when material changes in business practices may affect incident‑response procedures.

Our CRMPs include:

- Risk assessments to identify material risks to systems, information, products, services, and the broader IT environment, including ransomware‑related risks.

- Engagement of external service providers to assess, test, or support our security controls.

- Cybersecurity awareness training for employees, incident‑response personnel, and senior management.

- A formal cybersecurity incident response plan outlining procedures for responding to cybersecurity events.

- A third‑party risk management process for service providers, suppliers, and vendors.

From time to time, we may engage assessors, consultants, auditors or other third parties in connection with our CRMP and IRP processes. We have established processes to identify and oversee cybersecurity risks associated with third‑party service providers. These include security reviews during vendor onboarding and ongoing, risk‑based monitoring.

We are currently integrating FlackTek into our CRMP and IRP processes, with completion expected during fiscal 2027.

As of March 31, 2026, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, and financial condition. As with most organizations, we may experience cyber incidents in the future. Additional information regarding cybersecurity risks is included in Item 1A, Risk Factors.

Governance

Oversight of cybersecurity risk management has been delegated to the Audit Committee of the Board of Directors as part of its broader risk‑oversight responsibilities, as outlined in the Audit Committee Charter. The Audit Committee receives periodic reports from our CIO—at least annually—on cybersecurity risks and is updated as needed regarding any material cybersecurity incidents or incidents with lesser potential impact.

Our management team is responsible for assessing and managing material risks from cybersecurity threats. The CIO and Business Unit IT Managers regularly brief senior management on cybersecurity posture, risks, and incidents to ensure visibility at the highest levels of the organization. Management oversees the overall cybersecurity risk management program and supervises both internal cybersecurity personnel and external cybersecurity consultants.

Management's oversight activities include efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents. These efforts may involve:

- Briefings from internal security personnel.

- Threat intelligence from governmental, public, and private sources.

- Information from external cybersecurity consultants.

- Alerts and reports generated by security tools deployed across our IT environment.

Item 2. Properties

As of March 31, 2026, we conducted our business from the following locations.

Location	Products/Operations	Square Footage	Owned or Leased
Batavia, NY	Corporate Headquarters	43,000	Owned
Batavia, NY	Manufacturing, Warehousing and R&D	300,000	Owned
Arvada, CO	Office	18,000	Leased
Arvada, CO	Manufacturing and Warehousing	83,000	Leased
Greenville, SC	Office and Warehousing	12,000	Leased
Houston, TX	Sales Office	1,500	Leased
Indiantown, FL	Cryogenic Test Facility	8,800	Owned
Jupiter, FL	Manufacturing and R&D	16,900	Leased
Louisville, CO	Manufacturing and Office	24,000	Leased
Suzhou, China	Sales and Engineering	4,900	Leased
Ahmedabad, India	Sales and Engineering	800	Leased
Pune, India	Sales and Engineering	2,200	Leased

We believe that our properties are generally in good condition, are well maintained, and are suitable and adequate to carry on our business. However, in order to support our future growth, we have initiated the following capital projects:

- During fiscal 2024, we received a $13,500 strategic investment from a major Defense customer to expand and enhance our Batavia, NY production capabilities. This expansion included the construction of a new 30,000 square foot manufacturing facility on our existing campus and the purchase of production and automated welding equipment to be used in the facility. This facility was completed in fiscal 2026.

- During fiscal 2025, we purchased a plot of land adjacent to the BN campus in order to support organic growth. We intend to construct an additional 30,000 square foot manufacturing facility on that site in fiscal 2027.

- During fiscal 2025, we purchased land and began construction of a cryogenic (liquid hydrogen, oxygen, methane) testing facility near our P3 subsidiary. This facility enhances our capabilities and allows us to provide quality assurance testing for our customers. This facility was completed in fiscal 2026.

- During fiscal 2025, we received a $2,200 strategic investment from a major Defense customer to support the implementation of new Radiographic Testing ("RT") equipment at our Batavia, NY facility. We contributed an additional $1,400 towards this project for a total project cost of $3,600. This expansion is expected to be completed in the first quarter of fiscal 2027.

We believe we will be able to construct these facilities on commercially reasonable terms. We expect to spend between 7% to 10% of revenue on capital expenditures each year for the next several years in order to fund our future growth.

Item 3. Legal Proceedings

The information required by this Item 3 is contained in Note 17 to our consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

(Amounts in thousands, except per share data)

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the NYSE under the symbol "GHM". As of June 3, 2026, there were 11,691 shares of our common stock outstanding held by approximately 323 stockholders of record.

Dividends

Subject to the rights of any preferred stock we may then have outstanding, the holders of our common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available for the payment of dividends. Our revolving credit facility with Wells Fargo contains terms that restrict our ability to declare or pay dividends. Any determination by our Board of Directors regarding dividends in the future will depend on a variety of factors, including our future financial performance, organic and inorganic growth opportunities, general economic conditions and financial, competitive, regulatory, and other factors, many of which are beyond our control. We did not pay any dividends during fiscal 2026 and currently have no intention to pay dividends for the foreseeable future. There can be no guarantee that we will pay dividends in the future.

Performance Graph

The following performance graph and tables reflect the five year change in the Company's cumulative total stockholder return on Common Stock as compared with the cumulative total return of the Russell 2000 Index, and the State Street Aerospace and Defense and Industrial SPDR ETF's for a $100 investment made on March 31, 2021, including reinvestment of any dividends. There can be no assurance that our stock performance will continue with the same or similar trends depicted in the graph below. We neither make nor endorse any predictions as to future stock performance.



Company/Index	3/31/2021	3/31/2022	3/31/2023	3/31/2024	3/31/2025	3/31/2026
Graham Corporation	$ 100.00	$ 55.47	$ 94.11	$ 196.28	$ 207.36	$ 567.83
Russell 2000 Index	100.00	94.21	83.28	99.69	95.70	120.32
State Street Industrial Select Sector SPDR ETF	100.00	106.02	106.04	134.23	141.74	177.23
State Street SPDR S&P Aerospace & Defense EFT	100.00	99.65	93.92	113.56	130.79	207.51

Item 6. Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations
(Amounts in thousands, except per share and square footage data)

Overview

We are a global leader in the design and manufacture of mission critical fluid, power, heat transfer, vacuum, and advanced mixing technologies for the Defense, Energy & Process, and Space industries. For the Defense industry, our equipment is used in nuclear and non-nuclear propulsion, power, fluid transfer, thermal management, and advanced mixing systems. For the Energy & Process industries, we supply equipment for vacuum, heat transfer, advanced mixing, and fluid transfer applications used in oil refining, downstream chemical facilities, fertilizers, ethylene, methanol, energetics, edible oil, food & beverage, pulp & paper, medical, and multiple alternative energy applications such as hydrogen, small modular nuclear, concentrated solar, lithium extraction, and geothermal processes. For the Space industry, our equipment is used in propulsion, power, thermal management, advanced mixing, and life support systems.

Our brands are built upon engineering expertise and close customer collaboration to design, develop, and produce mission critical equipment and systems that enable our customers to meet their economic and operational objectives. Continual improvement of our processes and systems to ensure qualified and compliant equipment are hallmarks of our brand. Our early engagement with customers and support until the end of service life are values upon which our brands are built.

Our corporate headquarters is co-located with our production facilities in Batavia, NY, and we have wholly-owned subsidiaries in Arvada, CO, Greenville, SC, Jupiter, FL, and Louisville, CO and have sales and engineering offices in Houston, TX, Suzhou, China and Ahmedabad and Pune, India.

This management's discussion and analysis of financial condition and results of operations omits a comparative discussion regarding the fiscal year ended March 31, 2025 versus the fiscal year ended March 31, 2024. Such information is located in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the fiscal year ended March 31, 2025.

Our fiscal year ends on March 31 of each year. We refer to our fiscal year, which ended March 31, 2026, as fiscal 2026. Likewise, we refer to our fiscal years that will end or have ended March 31, 2027, March 31, 2025, and March 31, 2024, as fiscal 2027, fiscal 2025, and fiscal 2024, respectively.

Acquisitions

On October 20, 2025, we completed our acquisition of Xdot Bearing Technologies ("Xdot"), a specialized consulting, design, and engineering firm focused on foil bearing technology. Xdot has been integrated into Barber-Nichols, LLC ("BN"). We believe that combining Xdot's foil bearing technology with BN's turbomachinery expertise will significantly expand our ability to design and deliver high-speed rotating machines into new markets and applications. Xdot has annual sales of approximately $1,000 and was slightly accretive to our fiscal 2026 net income. The purchase price for this transaction consisted of cash consideration of $900 at close, subject to certain potential adjustments including a customary working capital adjustment, and was funded with cash on hand. The purchase agreement included two potential cash contingent earn-outs to be paid on the first and second anniversary of the transaction dependent upon the achievement of certain qualitative milestones totaling $600.

On January 23, 2026, we acquired FlackTek Manufacturing, LLC and FlackTek Sales, LLC (collectively, "FlackTek"), a provider of advanced mixing and material processing solutions. FlackTek's patented technology platform delivers highly repeatable, precision mixing with faster cycle times, minimal entrained air, reduced downtime between batches, consistency in production, and ultimately can achieve higher levels of product homogeneity when compared to traditional bladed methods. FlackTek's systems are used by a global customer base that includes leading original equipment manufacturers ("OEMs"), research and development centers, defense laboratories, and industrial manufacturers serving adhesives, sealants, functional coatings, composites, electronics, and other advanced materials markets. FlackTek adds a proven product portfolio with a shared customer base and an installed footprint that extends across the full value chain, from upstream to downstream production and quality control. Its mixing systems are process-critical and market-agnostic, serving defense, energetics, oil & gas, food, battery, aerospace and space, medical, and other industrial applications where precision, repeatability, and consistency drive value. With approximately $30,000 in annualized revenue, FlackTek has built a growing installed base that generates recurring demand for consumables, accessories, and services, enhancing revenue visibility and durability.

FlackTek operates as a wholly owned subsidiary of Graham Corporation, maintaining its headquarters in Louisville, CO with a satellite location in Greenville, SC, and will be integrated into Graham's financial, compliance, and operational infrastructure. Under the terms of the transaction, the Company acquired 100% of the equity of FlackTek for a purchase price of $37,022, which was comprised of cash consideration of $26,456 and 76 shares of Graham's common stock, representing a value of $5,678 at a price of $74.89 per share. The purchase price is subject to certain potential adjustments, including a customary working capital adjustment. The purchase agreement includes the potential to earn an additional $25,000 in future performance-based cash earnouts over four years beginning with fiscal 2027, based upon achieving progressively increasing adjusted EBITDA performance targets each year. At the acquisition date, a liability of $5,638 was recorded for the contingent earn-out.

See Note 2 to the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K for additional information.

Key Results

Key results for fiscal 2026 include the following:

- Net sales for fiscal 2026 were $245,293, up $35,397, or 17% over the prior year, reflecting the strength of our diversified revenue base. This increase was across multiple markets, including a $25,520, or 21%, increase in sales to the Defense market, primarily due to the timing of project milestones, as well as new programs and growth in existing programs. Sales to the Energy & Process market increased $10,056, or 14%, over the prior year driven by continued momentum in New Energy markets, in particular small modular reactors ("SMRs"). Additionally, incremental revenue from the acquisition of FlackTek accounted for $2,767 of the overall net sales increase compared to the prior year and was primarily to the Energy & Process market. Aftermarket sales to the Energy & Process and Defense markets totaled $36,924 for the year, down 12% from the record levels of fiscal 2025.

- Gross profit and margin for fiscal 2026 were $57,750 and 23.5%, respectively. The 170 basis point decline in gross profit margin compared to fiscal 2025 reflects the mix of sales in fiscal 2026, and in particular, a higher level of Defense sales and material receipts, which carry a lower profit margin. The impact of increased tariffs for fiscal 2026 was approximately an incremental $1,000 compared to fiscal 2025. Additionally, fiscal 2025 gross profit benefited $1,298 due to a grant received from the BlueForge Alliance to reimburse us for the cost of our Defense welder training programs in Batavia and related equipment, which did not repeat in fiscal 2026.

- Selling, general and administrative expenses ("SG&A"), including intangible amortization, for fiscal 2026 increased $4,466 over fiscal 2025 and reflects the investments we are making in our people, our processes, and our technology. SG&A increased $2,608 over the prior year due to increased staffing and performance-based compensation in connection with our growth and strategic initiatives. Acquisition and integration expenses contributed $1,827 to the increase compared to the prior year primarily due to the acquisitions of Xdot and FlackTek in the current year. Additionally, incremental SG&A from the acquisition of FlackTek accounted for $1,081 of this increase. Decreases in ERP implementation costs of $669 and bad debt expense of $994 partially offset these increases. In connection with the acquisition of BN, we entered into a Performance Bonus Agreement to provide employees of BN with a supplemental bonus based on the achievement of BN performance objectives for fiscal 2024, 2025, and 2026, which can range between $2,000 to $4,000 per year (the "BN Performance Bonus"). During fiscal 2026 and fiscal 2025, we recorded $4,258 related to the BN Performance Bonus, which includes the applicable employer related payroll taxes.

- Net income and net income per diluted share for fiscal 2026 were $12,500 and $1.12 per share, respectively, compared with $12,230 and $1.11 per share, respectively, for fiscal 2025. Adjusted net income and adjusted net income per diluted share for fiscal 2026 were $15,598 and $1.40 per share, respectively, compared with $13,716 and $1.24 per share, respectively, for fiscal 2025. See "Non-GAAP Measures" below for important information about these measures and a reconciliation of adjusted net income and adjusted net income per diluted share to the comparable GAAP amount.

- Orders booked in fiscal 2026 were $359,442 compared to $231,112 in fiscal 2025, an increase of $128,330, or 56%. As a result, backlog reached a record $532,637 at March 31, 2026, compared with $412,235 at March 31, 2025. Approximately 85% of our backlog at March 31, 2026 was to the Defense industry, which we believe provides stability and visibility to our business. The increase in orders was primarily in the Defense and Space markets, as programs continue to ramp and those markets continue to exhibit strong tail-winds. Energy & Process orders were down 6% compared with prior year levels, as strong demand in New Energy offset continued delays in large capital projects and slower Aftermarket orders. Total Aftermarket orders for fiscal 2026 were $36,572 compared to $48,462 in fiscal 2025. Incremental orders from FlackTek contributed $3,530 to the overall increase. Note that our orders tend to be lumpy given the nature of our business (i.e. large capital projects) and in particular, orders to the Defense industry, which span multiple years and can be significantly larger in size. As of late we are seeing momentum in the Defense, small modular nuclear and cryogenics markets, however the timing of large capital project orders in our traditional Energy & Process markets has pushed out due to geopolitical uncertainty. For fiscal 2026, our book-to-bill ratio was 1.5x. For additional information on this key performance indicator see "Orders, Backlog and Book-to-Bill Ratio" below.

- Cash and cash equivalents at March 31, 2026 was $6,580, compared with $21,577 at March 31, 2025, a decrease of $14,997. This decrease was primarily due to cash provided by operating activities of $15,933 and cash provided by financing activities of $11,956, which were more than offset by capital expenditures of $16,054 and cash used to acquire Xdot and FlackTek, net of cash acquired, of $27,285. Capital expenditures were made as we continue to invest in process improvement and longer-term growth opportunities. Capital expenditures for fiscal 2026 included costs for the construction of a new 30,000 square foot manufacturing facility to enhance and expand Defense production capabilities at our Batavia, NY campus, construction of a cryogenic propellant testing facility near P3 in FL, expansion of our Radiographic Testing ("RT") facility to enhance and accelerate Defense production at our Batavia, NY facility, and investments in production capacity and capabilities at our Arvada, CO facility, supporting infrastructure to increase throughput and meet accelerating Defense and Space customer schedules.

Current Market Conditions

Defense - Demand for our equipment and systems for the Defense industry is expected to remain strong and continue to expand, based on Defense budget plans, accelerated ship build schedules due to geopolitical tensions, and the projected build schedule of submarines, aircraft carriers and undersea propulsion and power systems that we provide solutions for. In addition to U.S. Navy applications, we also provide specialty pumps, turbines, compressors, and controllers for various fluid and thermal management systems used in Department of War (also known as Department of Defense) radar, laser, electronics, and power systems. We have built a leading position, and in most instances a sole source position, for certain systems and equipment for the Defense industry, which helps protect us from outside competition. We believe that we have become a strategic supplier to the Defense industry through our ability to provide quality products and meet our customers accelerated delivery schedules, which in turn may lead to awards for components on new programs, as well as additional content on the programs we already supply.

Energy & Process - Our traditional Energy markets are undergoing significant transition. While we expect that fossil fuels will continue to be an important component in the global Energy industry for many years to come, there are significant changes in the priorities for capital investments by our customers and the regions in which those investments are being made. We expect that the systemic changes in the Energy markets, which are influenced by the increasing use by consumers of alternative fuels and government policies to stimulate their usage, will lead to demand growth for fossil-based fuels that is less than the global growth rate. Accordingly, as of late we are seeing the timing of large capital project orders in our traditional Energy & Process markets being pushed out due to volatility in gas prices, tariffs, and geopolitical uncertainty, which has caused customers to delay capital investment. Accordingly, we believe that in the near term the quantity of projects available for us to compete for will remain low and that new project pricing will remain challenging. Additionally, we believe that the majority of new capital investment orders in our traditional Energy markets will be outside the U.S., such as India and the Middle-East. Finally, over the last several years we have experienced an increase in our Energy & Process Aftermarket orders primarily from the domestic market as our customers continue to maintain and invest in the facilities they currently operate and we expect that trend to continue for the foreseeable future.

Over the long-term, we expect that population growth, an expanding global middle class, and an increasing desire for improved quality of life and access to consumer products will drive increased demand for industrial goods within the plastics and resins value chain along with fertilizers and related Process markets. As such, we expect investment in new global process capacity will improve and drive growth in demand for our products and services.

The alternative and clean energy opportunities for our heat transfer, power production, and fluid transfer systems are expected to continue to grow. We assist in designing, developing, and producing equipment for hydrogen production, distribution and fueling systems, concentrated solar power and storage, small modular reactors ("SMRs"), bio-energy products, and geothermal power generation. As a result of increased energy demands driven by population growth, crypto-currency mining, and artificial intelligence ("AI") data centers, we have seen an increase in activity and orders related to SMRs which we expect to continue for the foreseeable future. We believe we are positioned to be a significant contributor as these markets continue to develop.

We intend to stay competitive in our traditional Energy & Process markets by investing in technology. One example of this is our NextGen™ steam ejector nozzle, which has been engineered to reduce steam consumption, lower operating costs, and increase system capacity, allowing refineries and process plants to enhance throughput while minimizing their carbon footprint. We estimate that the total market opportunity for our NextGen™ nozzle exceeds $50,000 over the next 5 to 10 years.

Space - Our turbomachinery, pumps, and cryogenic products and market access provide revenue and growth potential in the commercial Space/Aerospace markets. The commercial Space market has grown and evolved rapidly, and we provide full life-cycle support for rocket engine turbopump systems and components to many of the industry leading launch providers for satellites. We expect that over the long-term, extended space exploration will become more prevalent, and we anticipate that our thermal/fluid management and environmental control and life support system turbomachinery will play important roles. We are also participating in future aerospace power and propulsion system development through supply of fluid and thermal management systems components. Small, power dense systems are imperative for these applications, and we believe our technology and expertise will enable us to achieve sales growth in this market. Sales and orders to the Space industry are variable in nature and many of our customers, who are key players in the industry, have yet to achieve profitability and may be unable to continue operations without additional funding. As a result, future revenue and growth in this market can be uncertain due to high dependency on launch provider commercialization, timing, and success.

As illustrated below, we have succeeded over the last several years with our strategy to increase our participation in the Defense market, which comprised 85% of our total backlog at March 31, 2026.



Results of Operations

For an understanding of the significant factors that influenced our performance, the following discussion should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K.

The following table summarizes our results of operations for the periods indicated:

| | Year Ended March 31, | | Change | |
	2026	2025	$	%
Net sales	$ 245,293	$ 209,896	$ 35,397	17%
Gross profit	$ 57,750	$ 52,861	$ 4,889	9%
Gross profit margin	23.5%	25.2%		
SG&A expense	$ 43,354	$ 38,888	$ 4,466	11%
SG&A as a percent of sales	17.7%	18.5%		
Net income	$ 12,500	$ 12,230	$ 270	2%
Diluted income per share	$ 1.12	$ 1.11	$ 0.01	1%
Total assets	$ 323,616	$ 264,110	$ 59,506	23%

Fiscal 2026 Compared with Fiscal 2025

The following tables provide our net sales by market and geographic region including the percentage of total sales and change in comparison to the prior year for each category and period presented:

	Year Ended March 31,				Change	
Market	2026	%	2025	%	$	%
Defense	$ 147,445	60%	$ 121,925	58%	$ 25,520	21%
Energy & Process	83,343	34%	73,287	35%	10,056	14%
Space	14,505	6%	14,684	7%	(179)	(1%)
Net sales	$ 245,293	100%	$ 209,896	100%	$ 35,397	17%
Geographic Region						
United States	$ 209,628	85%	$ 169,943	81%	$ 39,685	23%
International	35,665	15%	39,953	19%	(4,288)	(11%)
Net sales	$ 245,293	100%	$ 209,896	100%	$ 35,397	17%

Net sales for fiscal 2026 were $245,293, up $35,397, or 17% over the prior year, reflecting the strength of our diversified revenue base. This increase was across multiple markets, including a $25,520, or 21%, increase in sales to the Defense market, primarily due to the timing of project milestones, as well as new programs and growth in existing programs. Sales to the Energy & Process market increased $10,056, or 14%, over the prior year driven by continued momentum in New Energy markets, in particular SMRs. Additionally, incremental revenue from the acquisition of FlackTek accounted for $2,767 of the overall net sales increase compared to the prior year and was primarily to the Energy & Process market. Aftermarket sales to the Energy & Process and Defense markets totaled $36,924 for the year down 12% from the record levels of fiscal 2025.

Domestic sales as a percentage of aggregate sales were 85% for fiscal 2026 compared to 81% in fiscal 2025. Sales to the Defense industry were 60% for fiscal 2026 compared to 58% for fiscal 2025. Fluctuation in sales among markets, products and geographic locations varies, sometimes significantly, from year to year based on timing and magnitude of projects. See also "Current Market Conditions," above. For additional information on anticipated future sales and our markets, see "Orders, Backlog and Book-to-Bill Ratio" below.

Gross profit and margin for fiscal 2026 were $57,750 and 23.5%, respectively. The 170 basis point decline in gross profit margin compared to fiscal 2025 reflects the mix of sales in fiscal 2026, and in particular, a higher level of Defense sales and material receipts, which carry a lower profit margin. The impact of increased tariffs for fiscal 2026 was approximately an incremental $1,000 compared to fiscal 2025. Additionally, fiscal 2025 gross profit benefited $1,298 due to a grant received from the BlueForge Alliance to reimburse us for the cost of our Defense welder training programs in Batavia and related equipment, which did not repeat in fiscal 2026.

Changes in SG&A expense for fiscal 2026 compared to fiscal 2025 are as follows:

	Change FY26 vs. FY25
Personnel costs	$ 2,038
Acquisition & integration expense	1,827
FlackTek	1,081
Performance-based compensation	570
Professional fees	(83)
Equity based compensation	163
ERP implementation costs	(669)
Bad debt expense	(994)
All other	533
Total SG&A change	$ 4,466

SG&A, including intangible amortization, for fiscal 2026 increased $4,466 over fiscal 2025 and reflects the investments we are making in our people, our processes, and our technology. SG&A increased $2,608 over the prior year due to increased staffing and performance-based compensation in connection with our growth and strategic initiatives. Acquisition and integration expenses contributed $1,827 to the increase compared to the prior year primarily due to the acquisitions of Xdot and FlackTek in the current year. Additionally, incremental SG&A from the acquisition of FlackTek accounted for $1,081 of this increase. Decreases in ERP implementation costs of $669 and bad debt expense of $994 partially offset these increases. In connection with the acquisition of BN, we entered into a Performance Bonus Agreement to provide employees of BN with a supplemental bonus based on the achievement of BN performance objectives for fiscal 2024, 2025, and 2026, which can range between $2,000 to $4,000 per year. During fiscal 2026

and fiscal 2025, we recorded $4,258 related to the BN Performance Bonus, which includes the applicable employer related payroll taxes.

Other operating (income) expense, net primarily represents the change in fair value of contingent earn-out liabilities related to acquisitions and was income of $621 in fiscal 2026 compared to income of $1,215 in fiscal 2025. The change in fair value was primarily due to delayed orders/projects that extended beyond the earnout period.

Net interest (income) expense for fiscal 2026 was income of $257 compared to income of $583 in fiscal 2025. This decrease in net interest income was due to increased interest expense in fiscal 2026 from debt borrowings for our acquisition of FlackTek.

On July 4, 2025, President Trump signed the One Big Beautiful Bill Act ("OBBB"), enacting a broad range of tax reform provisions, including extending and modifying certain domestic and international Tax Cut & Jobs Act provisions and expanding certain Inflation Reduction Act incentives while accelerating the phase-out of others. Only certain provisions had current-year financial reporting implications due to varying effective dates and discretionary elections. The enactment of the OBBB in the second quarter of fiscal 2026 resulted in an increase to our expected effective tax rate for fiscal 2026 of approximately 200 basis points but is expected to result in approximately $8,000 in cash tax savings over the next two years due to the bonus depreciation provisions of the OBBB and changes to the research and development Section 174 rules. These cash tax savings are expected to more than offset the impact of the effective tax rate increase.

Our effective tax rate for fiscal 2026 was 15% compared with 21% for fiscal 2025. This decrease was primarily due to higher research and development tax credits and higher discrete tax benefits related to the vesting of restricted stock units and awards compared to fiscal 2025, partially offset by the impact of the enactment of the OBBB discussed above. Our effective tax rate for fiscal 2027 is expected to be approximately 18% to 20%.

The net result of the above is that net income and net income per diluted share for fiscal 2026 were $12,500 and $1.12 per share, respectively, compared with $12,230 and $1.11 per share, respectively, for fiscal 2025. Adjusted net income and adjusted net income per diluted share for fiscal 2026 were $15,598 and $1.40 per share, respectively, compared with $13,716 and $1.24 per share, respectively, for fiscal 2025. See "Non-GAAP Measures" below for important information about these measures and a reconciliation of adjusted net income and adjusted net income per diluted share to the comparable GAAP amount.

Non-GAAP Measures

Adjusted net income before interest (income) expense, income taxes, depreciation and amortization ("EBITDA"), adjusted net income, and adjusted net income per diluted share are provided for informational purposes only and are not measures of financial performance under the U.S.'s generally accepted accounting principles ("GAAP").

Management believes the presentation of these financial measures reflecting non-GAAP adjustments provides important supplemental information to investors and other users of our financial statements in evaluating the operating results of the Company. In particular, we exclude those charges and credits that are not directly related to our operating performance, and are not reflective of our underlying business particularly in light of their unpredictable nature. These non-GAAP disclosures have limitations as analytical tools, should not be viewed as a substitute for net income or net income per diluted share determined in accordance with GAAP, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. In addition, supplemental presentation should not be construed as an inference that our future results will be unaffected by similar adjustments to net income or net income per diluted share determined in accordance with GAAP. Adjusted EBITDA, adjusted net income and adjusted net income per diluted share are key metrics used by management and our board of directors to assess the Company's financial and operating performance and adjusted EBITDA is a basis for a significant portion of management's performance-based compensation.

Adjusted EBITDA excludes charges for depreciation, amortization, interest (income) expense, income taxes, acquisition related (income) expenses, equity-based compensation, ERP implementation costs, and other unusual/nonrecurring expenses. Adjusted net income and adjusted net income per diluted share exclude intangible amortization, acquisition related (income) expenses, other unusual/nonrecurring expenses and the related tax impacts of those adjustments.

A reconciliation of adjusted EBITDA, adjusted net income, and adjusted net income per diluted share to net income in accordance with GAAP is as follows:

	Year Ended March 31,		
	2026		**2025**	
Net income	$	**12,500**	$	**12,230**
Acquisition & integration expense (income), net		1,305		(1,170)
Equity-based compensation		2,131		1,957
ERP implementation costs		213		882
Net interest income		(257)		(583)
Income tax expense		2,260		3,177
Depreciation & amortization		7,843		5,936
Adjusted EBITDA	$	**25,995**	$	**22,429**
Net Sales		245,293		209,896
Net income as a % of revenue		5.1%		5.8%
Adjusted EBITDA as a % of revenue		10.6%		10.7%

	Year Ended March 31,		
	2026		**2025**	
Net income	$	**12,500**	$	**12,230**
Acquisition & integration expense (income), net		1,305		(1,170)
Amortization of intangible assets		2,506		2,218
ERP implementation costs		213		882
Tax impact of adjustments[1]		(926)		(444)
Adjusted net income	$	**15,598**	$	**13,716**
GAAP net income per diluted share	$	**1.12**	$	**1.11**
Adjusted net income per diluted share	$	**1.40**	$	**1.24**
Diluted weighted average common shares outstanding		11,138		11,066

[1] Applies a normalized tax rate to non-GAAP adjustments, which are pre-tax, based upon the statutory tax rate of 23%.

Acquisition & integration expense (income) are incremental costs that are directly related to, and as a result of, acquisition related activity or the subsequent accounting for the contingent earn-out liabilities. These costs (income) may include, among other things, professional, consulting and other fees, system integration costs, and contingent consideration fair value adjustments. ERP implementation costs relate primarily to consulting costs (training, data conversion, and project management) incurred in connection with the ERP system being implemented at our Batavia, New York facility in order to enhance efficiency and productivity and are not expected to recur once the project is completed.

Liquidity and Capital Resources

The following discussion should be read in conjunction with our consolidated statements of cash flows and consolidated balance sheets appearing in Item 8 of Part II of this Annual Report on Form 10-K:

	March 31,		
	2026		2025	
Cash and cash equivalents	$	6,580	$	21,577
Working capital[1]		184		5,222
Working capital ratio[2]		1.0		1.0

[1] Working capital equals current assets minus current liabilities.
[2] Working capital ratio equals current assets divided by current liabilities.

Net cash provided by operating activities for fiscal 2026 was $15,933 compared with $24,316 for fiscal 2025. This decrease was primarily due to the timing of billing and collection of unbilled revenue, partially offset by higher cash net income in fiscal 2026, which increased 11% over the prior year. Note that cash flow from operations for the fourth quarter of fiscal 2026 were negatively impacted by approximately $4,000 related to transaction bonuses assumed in the FlackTek acquisition that were awarded by the previous owners of FlackTek but paid by the Company and was a reduction to the cash purchase price paid.

Net capital expenditures for fiscal 2026 were $15,780 compared to $18,957 in fiscal 2025. Capital expenditures for fiscal 2026 were primarily for machinery and equipment, as well as for buildings and leasehold improvements to support our growth and productivity improvement initiatives and were primarily related to the following:

- Construction of a new 30,000 square foot manufacturing facility to enhance and expand Defense production capabilities at our Batavia, NY facility, which is primarily being funded by a $13,500 strategic grant from one of our Defense customers. Construction of this facility was completed in June 2025.

- Construction of a cryogenic propellant (LH2, LOX, LCH4) testing facility near P3 in FL to support our customers and enhance our capabilities. Construction was completed in February 2026.

- Installation of advanced RT equipment to enhance and accelerate Defense production at our Batavia, NY facility, which is primarily being funded by a $2,200 strategic grant from one of our Defense customers. We intend to contribute an additional $1,400 towards this project for a total project cost of $3,600. This expansion was completed in the first quarter of fiscal 2027.

- Investments in production capacity and capabilities at our Arvada, CO facility, including the addition of new CNC machining centers, a liquid nitrogen test stand, and supporting infrastructure to increase throughput and meet accelerating Space customer schedules.

Capital expenditures for fiscal 2027 are expected to be between $18,000 and $22,000 and are primarily discretionary. We estimate that our maintenance capital spend is approximately $2,500 per year. However, for the next several years we expect capital expenditures to be approximately 7% to 10% of sales each year as we continue to invest in our business in order to support our long-term organic growth goals.

Net cash provided by financing activities was $11,956 in fiscal 2026 compared with net cash used in financing activities of $521 in fiscal 2025, due to net borrowings on our revolving credit facility to partially fund the FlackTek acquisition.

At March 31, 2026, approximately $830 of our $6,580 cash and cash equivalents was used to secure our letters of credit and $3,934 of our cash was held by our subsidiaries in China and India.

On October 13, 2023, we entered into a five-year revolving credit facility with Wells Fargo that provided a $50,000 line of credit (the "Revolving Credit Facility"). Simultaneous with the close of the FlackTek transaction on January 23, 2026, we amended our Revolving Credit Facility to increase the limit to $80,000, modify the definition of Consolidated Funded Indebtedness to limit the amount of contingent earn-out liability included to the amount expected to be paid in the next twelve months, as well as permit the incurrence or existence of indebtedness of Graham India Private Limited ("GIPL") arising from any letters of credit, bank guarantees or other similar obligations in a principal amount not to exceed $5,000 and certain other administrative amendments. As of March 31, 2026, there was $13,000 in borrowings and $6,111 letters of credit outstanding on the Revolving Credit Facility and the amount available to borrow was $60,889, subject to interest and leverage covenants.

The Revolving Credit Facility contains customary terms and conditions, including representations and warranties and affirmative and negative covenants, as well as financial covenants for the benefit of Wells Fargo, which require us to maintain (i) a consolidated total leverage ratio not to exceed 3.50:1.00 and (ii) a consolidated fixed charge coverage ratio of at least 1.20:1.00, in both cases computed in accordance with the definitions and requirements specified in the Revolving Credit Facility. As of March 31, 2026, we were in compliance with the financial covenants of the Revolving Credit Facility and our leverage ratio as calculated in accordance with the terms of the Revolving Credit Facility was 0.8x.

The Revolving Credit Facility contains terms that may, under certain circumstances defined in the agreement, restrict our ability to declare or pay dividends. Any determination by our Board of Directors regarding dividends in the future will depend on a variety of factors, including our future financial performance, organic and inorganic growth opportunities, general economic conditions and financial, competitive, regulatory, and other factors, many of which are beyond our control. We did not pay any dividends during fiscal 2026 or fiscal 2025 and currently have no intention to pay dividends for the foreseeable future. There can be no guarantee that we will pay dividends in the future.

We did not have any off-balance sheet arrangements as of March 31, 2026 other than letters of credit incurred in the ordinary course of business.

We believe that cash generated from operations, combined with the liquidity provided by available financing capacity under the Revolving Credit Facility, will be adequate to meet our cash needs for the immediate future.

On April 14, 2026, we entered into a Securities Purchase Agreement with certain accounts advised by T. Rowe Price Investment Management, Inc. pursuant to which we agreed to sell an aggregate of 600 shares of common stock, par value of $0.10 per share for $83.36 per share, based upon the 20-day average closing price of the Company's common stock on the New York Stock Exchange on April 13, 2026, for an aggregate gross proceeds of $50,000. We utilized $13,000 of the proceeds for debt repayment and are expected to utilize the remaining proceeds to help fund future investment in organic and inorganic growth opportunities.

Stockholders' Equity

The following discussion should be read in conjunction with our consolidated statements of changes in stockholders' equity that can be found in Item 8 of Part II of this Annual Report on Form 10-K. The following table shows the balance of stockholders' equity on the dates indicated:

March 31, 2026	March 31, 2025
$ 140,315	$ 119,577

Orders, Backlog and Book-to-Bill Ratio

In addition to the non-GAAP measures discussed above, management uses the following key performance metrics to analyze and measure the Company's financial performance and results of operations: orders, backlog, and book-to-bill ratio. Management uses orders and backlog as measures of current and future business and financial performance and these may not be comparable with measures provided by other companies. Orders represent definitive agreements with customers to provide products and/or services. Backlog is defined as the total dollar value of orders received for which revenue has not yet been recognized. Total backlog can include both funded and unfunded orders under government contracts. Management believes tracking orders and backlog are useful as it often times is a leading indicator of future performance. In accordance with industry practice, contracts may include provisions for cancellation, termination, or suspension at the discretion of the customer.

The book-to-bill ratio is an operational measure that management uses to track the growth prospects of the Company. The Company calculates the book-to-bill ratio for a given period as net orders divided by net sales. Over the long-term, our goal is to have a book-to-bill ratio of 1.1x, which can vary significantly from quarter to quarter given the nature of our business. Since fiscal 2020, our annual book-to-bill ratio has ranged from 0.9x to 1.5x.

Given that each of orders, backlog and book-to-bill ratio is an operational measure and that the Company's methodology for calculating orders, backlog and book-to-bill ratio does not meet the definition of a non-GAAP measure, as that term is defined by the SEC, a quantitative reconciliation for each is not required or provided.

The following table provides our orders by market and geographic region including the percentage of total orders and change in comparison to the prior year for each category and period presented. Percentages may not sum to the total due to rounding:

	Year Ended March 31,				Change	
Market	2026	%	2025	%	$	%
Defense	$ 252,170	70%	$ 134,571	58%	$ 117,599	87%
Energy & Process	71,956	20%	76,427	33%	(4,471)	(6%)
Space	35,316	10%	20,114	9%	15,202	76%
Total orders	$ 359,442	100%	$ 231,112	100%	$ 128,330	56%
Book-to-Bill Ratio	1.5		1.1			
Geographic Region						
United States	$ 345,444	96%	$ 189,237	82%	$ 156,207	83%
International	13,998	4%	41,875	18%	(27,877)	(67%)
Total orders	$ 359,442	100%	$ 231,112	100%	$ 128,330	56%

Orders booked in fiscal 2026 were $359,442, an increase of 56% over fiscal 2025, which equated to a book-to-bill ratio of 1.5x. The acquisition of FlackTek added orders of $3,530. Orders in fiscal 2026 included $101,500 of orders to support the U.S. Navy's Virginia Class Submarine program, $75,000 of follow-on orders to support the U.S. Navy's Columbia Class Submarine program, and $25,500 of follow-on orders to provide mission-critical hardware for the MK48 Mod 7 Heavyweight Torpedo, which we believe supports our position as a trusted supplier to the U.S. Navy and allied defense programs. Additionally, fiscal 2026 orders included $35,316 of orders to leading Space/Aerospace customers in the commercial space launch market as certain programs begin to ramp production. Aftermarket orders to the Energy & Process and Defense markets remained strong at $36,572 but down from the record levels of fiscal 2025 of $48,462.

Orders to the U.S. represented 96% of total orders for fiscal 2026 compared to 82% for the prior year. These orders were primarily to the Defense market, which are U.S. based, and tend to be lumpy given their large size and are long-term in nature.

The following table provides our backlog by market, including the percentage of total backlog, for each category and period presented. Percentages may not sum to the total due to rounding:

Market	March 31, 2026	%	March 31, 2025	%	Change $	%
Defense	$ 450,125	85%	$ 340,613	83%	$ 109,512	32%
Energy & Process	45,135	8%	55,640	13%	(10,505)	(19%)
Space	37,377	7%	16,082	4%	21,295	132%
Total backlog	$ 532,637	100%	$ 412,335	100%	$ 120,302	29%

Backlog was a record $532,637 at March 31, 2026, an increase of 29% compared with $412,335 at March 31, 2025. The acquisition of FlackTek contributed $6,100 of this increase. We expect to recognize revenue on approximately 35% to 40% of the backlog within one year, 20% to 25% in one to two years and the remaining beyond two years. The majority of the orders that are expected to convert beyond twenty-four months are for the Defense industry, specifically the U.S. Navy that have a long conversion cycle (up to six years).

Outlook

We are providing the following fiscal 2027 outlook ($ in thousands):

	Fiscal 2027
Net Sales	$285,000 to $295,000
Gross Profit	24.5% - 25.5% of sales
SG&A Expenses (Including Amortization)[1][2]	16.5% - 17.5% of sales
Tax Rate	18% to 20%
Adjusted EBITDA[2][3]	$35,000 to $40,000
Capital Expenditures	$18,000 to $22,000

[1] Includes approximately $4,000 to $5,000 of equity-based compensation, net acquisition & integration costs, and ERP conversion costs included in SG&A expense.

[2] Includes approximately $2,500 of incremental costs to invest in people, processes, and technology to enable future growth and accelerate the commercialization of Graham products and technologies.

[3] Excludes net interest (income) expense, income taxes, depreciation and amortization from net income, as well as approximately $4,000 to $5,000 of equity-based compensation, net acquisition & integration costs, and ERP conversion costs.

See "Cautionary Note Regarding Forward-Looking Statements" and "Non-GAAP Measures" above for additional information about forward-looking statements and non-GAAP measures. We have not reconciled non-GAAP forward-looking Adjusted EBITDA to its most directly comparable GAAP measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. Such reconciliation would require unreasonable efforts to estimate and quantify various necessary GAAP components largely because forecasting or predicting our future operating results is subject to many factors out of our control or not readily predictable.

Our expectations for sales and profitability assume that we will be able to operate our production facilities at planned capacity, have access to our global supply chain including our subcontractors, do not experience any global disruptions, and experience no impact from any other unforeseen events.

Contingencies and Commitments

We have been named as a defendant in lawsuits alleging personal injury from exposure to asbestos allegedly contained in or accompanying our products or from exposure to asbestos at the Company's facilities. We are a co-defendant with numerous other defendants in these lawsuits and intend to vigorously defend ourselves against these claims. The claims in our current lawsuits are similar to those made in previous asbestos lawsuits that named us as a defendant. Such previous lawsuits either were dismissed when it was shown that we had not supplied products to the plaintiffs' places of work, or were settled by us for immaterial amounts. We believe that the resolution of these asbestos-related lawsuits will not have a material adverse effect on our financial position or results of operations. However, legal matters are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of these asbestos-related lawsuits could have a material adverse impact on our financial position and results of operations.

During the third quarter of fiscal 2024, the Audit Committee of the Board of Directors, with the assistance of external counsel and forensic professionals, concluded an investigation into a whistleblower complaint received regarding GIPL. The investigation identified evidence supporting the complaint and other misconduct by employees. The other misconduct was over a period of four years, was not deemed to be material, and was isolated to a few employees. All involved employees have been terminated or are no longer with the Company and we have implemented remedial actions, including strengthening our compliance program and internal controls. As a result of the investigation, during the third quarter of fiscal 2024, the statutory auditor and bookkeeper of GIPL tendered their resignations and new firms were appointed. We have voluntarily reported the findings of our investigation to the appropriate authorities in India, the U.S. Department of Justice, and the SEC and will continue to cooperate with those authorities. Although the resolutions of these matters are inherently uncertain, we do not believe any remaining impact will be material to our overall consolidated results of operations, financial position, or cash flows.

As of March 31, 2026, we are subject to the claims noted above, as well as other legal proceedings and potential claims that have arisen in the ordinary course of business. Although the outcome of the lawsuits, legal proceedings or potential claims to which we are or may become a party cannot be determined and an estimate of the reasonably possible loss or range of loss cannot be made for the majority of the claims, we do not believe that the outcomes, either individually or in the aggregate, will have a material adverse effect on our results of operations, financial position or cash flows. See Note 17 to our consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K for additional information.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements and the notes to consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K, which have been prepared in accordance with GAAP.

Critical accounting policies are defined as those that reflect significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions.

Revenue Recognition. The Company accounts for revenue in accordance with Accounting Standard Codification 606, "Revenue from Contracts with Customers" ("ASC 606").

We recognize revenue on all contracts when control of the product is transferred to the customer. Control is generally transferred when products are shipped, title is transferred, significant risks of ownership have transferred, we have rights to payment, and rewards of ownership pass to the customer. Customer acceptance may also be a factor in determining whether control of the product has transferred. Although revenue on the majority of our contracts, as measured by number of contracts, is recognized upon shipment to the customer, revenue on larger contracts, which are fewer in number but generally represent the majority of revenue, is recognized over time as these contracts meet specific criteria in ASC 606. Revenue from contracts that is recognized upon shipment accounted for approximately 18% of revenue in fiscal 2026. Revenue from contracts that is recognized over time accounted for approximately 82% of revenue in fiscal 2026. We recognize revenue over time when contract performance results in the creation of a product for which we do not have an alternative use and the contract includes an enforceable right to payment in an amount that corresponds directly with the value of the performance completed. To measure progress towards completion on performance obligations for which revenue is recognized over time the Company utilizes an input method based upon a ratio of direct labor hours incurred to date to management's estimate of the total labor hours to be incurred on each contract, or cost incurred to date to management's estimate of the total cost to be incurred on each contract, or an output method based upon completion of operational milestones, depending upon the nature of the contract.

Business Combinations. Assets and liabilities acquired in a business combination are recorded at their estimated fair values at the acquisition date. The fair value of identifiable intangible assets is based upon detailed valuations that use various assumptions made by management. Goodwill is recorded when the purchase price exceeds the estimated fair value of the net identifiable tangible and intangible assets acquired.

Goodwill and Intangible Assets. Definite lived intangible assets are amortized over their estimated useful lives and are assessed for impairment if certain indicators are present. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to impairment testing annually or earlier if an event or change in circumstances indicates that the fair value of a reporting unit or the indefinite lived asset may have been reduced below its carrying value. We make assumptions in establishing the carrying value, fair value, and, if applicable, the estimated lives of our goodwill and intangible assets.

Critical Accounting Estimates and Judgments

We have evaluated the accounting policies used in the preparation of the consolidated financial statements and the notes to consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K and believe those policies to be reasonable and appropriate.

We believe that the most critical accounting estimates used in the preparation of our consolidated financial statements relate to labor hour estimates, total cost, and establishment of operational milestones which are used to recognize revenue over time, accounting for contingencies, under which we accrue a loss when it is probable that a liability has been incurred and the amount can be reasonably estimated, and accounting for business combinations and intangible assets.

As discussed above under the heading "Critical Accounting Policies", we recognize a majority of our revenue using an over-time recognition method. The key estimate for the over-time recognition model is total labor, total cost and operational milestones to be incurred on each contract and to the extent that these estimates change, it may significantly impact revenue recognized in each period.

Contingencies, by their nature, relate to uncertainties that require us to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss. For more information on these matters, see the notes to consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K.

As discussed above under the heading "Critical Accounting Policies", we allocate the purchase price of an acquired company, including when applicable, the acquisition date fair value of contingent consideration, between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Third party appraisal firms and other consultants are engaged to assist management in determining the fair values of certain assets acquired and liabilities assumed. Estimating fair values requires significant judgments, estimates and assumptions, including but not limited to discount rates, future cash flows and the economic lives of trade names, technology, customer relationships, and property, plant and equipment. These estimates are based on historical experience and information obtained from the management of the acquired company and are inherently uncertain.

During fiscal 2026, we completed the acquisitions of Xdot and FlackTek for an aggregate preliminary purchase price of $37,922, subject to certain potential adjustments, including customary working capital adjustments. We identified and assigned value to identifiable intangible assets of customer relationships, technology and technical know-how and trade name, and estimated the useful lives over which these intangible assets would be amortized. The estimates of fair values of these identifiable intangible assets were based upon the Multi Period Excess Earnings method, which incorporates assumptions regarding retention rate, new customer growth and customer related costs, as well as a Relief from Royalty method, which develops a market based royalty rate used to reflect the after tax royalty savings attributable to owning the intangible asset. The fair value estimates resulted in identifiable intangible assets, in the aggregate, of $24,050. The resulting goodwill, in the aggregate, from these acquisitions was $12,558. For more information on these matters, see the notes to consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K.

As part of our ongoing financial reporting process, a collaborative effort is undertaken involving our managers with functional responsibilities for financial, credit, tax, engineering, manufacturing and benefit matters, and outside advisors such as lawyers, and consultants. We believe that the results of this effort provide management with the necessary information on which to base their judgments and to develop the estimates and assumptions used to prepare the financial statements.

We believe that the amounts recorded in the consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K related to revenue, contingencies, business combinations and intangible assets, and other matters requiring the use of estimates and judgments are reasonable, although actual outcomes could differ materially from our estimates.

New Accounting Pronouncements

In the normal course of business, management evaluates all new Accounting Standards Updates ("ASU") and other accounting pronouncements issued by the Financial Accounting Standards Board ("FASB"), SEC, or other authoritative accounting bodies to determine the potential impact they may have on the Company's Consolidated Financial Statements. Other than those discussed in the Consolidated Financial Statements, management does not expect any of the recently issued accounting pronouncements, which have not already been adopted, to have a material impact on the Company's Consolidated Financial Statements. For discussion of the newly issued accounting pronouncements see "Accounting and reporting changes" in Note 1 to the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K for additional information.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

The principal market risks (i.e., the risk of loss arising from market changes) to which we are exposed are foreign currency exchange rates, price risk, and interest rate risk.

The assumptions applied in preparing the following qualitative and quantitative disclosures regarding foreign currency exchange rate, price risk and interest rate risk are based upon volatility ranges experienced by us in relevant historical periods, our current knowledge of the marketplace, and our judgment of the probability of future volatility based upon the historical trends and economic conditions of the markets in which we operate.

Foreign Currency

International consolidated sales for fiscal 2026 were 15% of total sales. Operating in markets throughout the world exposes us to movements in currency exchange rates. Currency movements can affect sales in several ways, the foremost being our ability to compete for orders against foreign competitors that base their prices on relatively weaker currencies. Business lost due to competition for orders against competitors using a relatively weaker currency cannot be quantified. In addition, cash can be adversely impacted by the conversion of sales made by us in a foreign currency to U.S. dollars. In fiscal 2026, substantially all sales by us and our wholly owned subsidiaries, for which we were paid, were denominated in the local currency of the respective subsidiary (U.S. dollars, Chinese RMB, or India INR). For fiscal 2026, foreign currency exchange rate fluctuations increased our cash balances by $179 primarily due to the strengthening of the U.S. dollar relative to the India INR, offset partially by weakening of the U.S. dollar relative to the Chinese RMB.

We have limited exposure to foreign currency purchases. In fiscal 2026, our purchases in foreign currencies represented approximately 3% of the cost of products sold. At certain times, we may enter into forward foreign currency exchange agreements to hedge our exposure against potential unfavorable changes in foreign currency values on significant sales and purchase contracts negotiated in foreign currencies. Forward foreign currency exchange contracts were not used in fiscal 2026 and as of March 31, 2026, we held no forward foreign currency contracts.

Price Risk

Operating in a global market place requires us to compete with other global manufacturers which, in some instances, benefit from lower production costs and more favorable economic conditions, such as lower tariffs. Although we believe that our customers differentiate our products on the basis of our manufacturing quality, engineering experience, and customer service, among other things, such lower production costs and more favorable economic conditions mean that our competitors are able to offer products similar to ours at lower prices. In extreme market downturns, we typically see depressed price levels. Additionally, we have faced, and may continue to face, significant cost inflation, specifically in labor costs, raw materials, tariffs, and other supply chain costs due to increased demand for raw materials and resources caused by the broad disruption of the global supply chain. International conflicts or other geopolitical events, including the on-going Russia and Ukraine war, the Israel-Hamas and Iran conflicts, the changes in Venezuela, and recent trade-related actions, may further contribute to increased supply chain costs due to shortages in raw materials, increased costs for transportation and energy, disruptions in supply chains, increased tariffs, and heightened inflation. Further escalation of tariffs or geopolitical tensions may also lead to changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain, and consequently our results of operations. The impact of increased tariffs over the prior year was approximately $1,000 in fiscal 2026.

Interest Rate Risk

In order to fund our strategic growth objectives, including acquisitions, we borrow funds under our revolving credit facility through Wells Fargo that bears interest at a variable rate. As part of our risk management activities, we evaluate the use of interest rate derivatives to add stability to interest expense and to manage our exposure to interest rate movements. As of March 31, 2026, we had $13,000 of variable rate debt outstanding on our revolving credit facility and no interest rate derivatives outstanding. See "Debt" in Note 9 to the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K for more information on our debt arrangement.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Graham Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Graham Corporation and subsidiaries (the "Company") as of March 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended March 31, 2026, and the related notes and the financial statement schedule entitled "Schedule II - Valuation and Qualifying Accounts" listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 8, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition -- Over time -- Input Method - Refer to Notes 1 and 3 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue over time when contract performance results in the creation of a product for which the Company does not have an alternative use and the contract includes an enforceable right to payment in an amount that corresponds directly with the value of the performance completed. To measure progress towards completion on performance obligations for which revenue is recognized over time the Company primarily utilizes an input method based upon a ratio of direct labor hours incurred to date to management's estimate of the total direct labor hours to be incurred at completion on each contract or an input method based upon a ratio of direct costs incurred to date to management's estimate of total costs to be incurred at the completion of each contract.

We identified a portion of revenue associated with select in-process contracts as of March 31, 2026, recognized over time utilizing an input method and that exhibit characteristics of audit interest, as a critical audit matter because of the judgments necessary for management to estimate total direct labor hours or total costs, at completion for such select contracts. An extensive audit effort and a high degree of auditor judgment was required when performing audit procedures to audit management's estimates of total direct labor hours or total costs at completion used to recognize revenue over time and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimate of total direct labor hours or total costs, at completion, for in-process contracts recognized over time included the following, among others:

- We tested the effectiveness of controls over management's estimate of total direct labor hours or total costs, at completion for in-process contracts recognized over time.

- We performed a risk assessment over the contract population which included analyzing the population using various characteristics of audit interest.

- We tested the mathematical accuracy of management's calculation of revenue recognized over time for a selection of contracts.

- For a selection of in-process contracts with customers that were recognized over time utilizing an input method, we performed the following procedures, among others:

  o We evaluated whether the contracts were properly included in management's calculation of revenue recognized over time based on the terms and conditions of each contract.

  o We evaluated the reasonableness and consistency of the methodology used by management to estimate total direct labor hours or total costs at completion for each contract and tested the mathematical accuracy of such estimate.

  o We evaluated the direct labor hours or total costs estimate by obtaining original estimates and any change orders, testing direct labor hours or total costs completed to date, evaluating whether the costs were properly included in the labor hours or total costs to date subject to allocation to contracts, and comparing the accuracy of actual labor hours or costs to what was estimated.

  o We tested the completeness of the direct labor hours or total costs by observing the work sites and inspecting the progress to completion as of fiscal year end, and performing corroborating inquiries with the Company's project managers and engineers regarding the estimates of total direct labor hours or total costs at completion.

- We evaluated management's ability to estimate total direct labor hours or total costs at completion accurately by comparing actual direct labor hours or costs incurred to management's historical estimates for a selection of similar contracts that were completed during the year ended March 31, 2026.

Acquisition Accounting -- Refer to Notes 1 and 2 to the financial statements

Critical Audit Matter Description

On January 23, 2026, the Company completed its acquisition of FlackTek Manufacturing, LLC and FlackTek Sales, LLC (collectively, "FlackTek"). This transaction was accounted for as a business combination which requires that the purchase price be allocated to the assets acquired and liabilities assumed based on their respective estimated fair values as of the acquisition date. The fair values of acquisition-related intangible assets includes customer relationships of $3.4 million, developed technology of $13.3 million, and trade name of $6.7 million. The valuation of the customer relationships and developed technology intangible assets were determined using the multi period excess earnings method, a form of the income approach. The valuation of the trade name intangible asset was determined using the relief from royalty method, which is also a form of the income approach. The fair value determination of the customer relationships, developed technology and trade name intangible assets required management to make various estimates and assumptions related to the selection of the discount rate to be used.

Given the fair value determination of the customer relationships, developed technology and trade name intangible assets requires management to make various estimates and assumptions related to the selection of the discount rate, performing audit procedures to evaluate the reasonableness of management's estimates and assumptions within the selection of the discount rate to be used required a high degree of auditor judgment and increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the selection of the discount rate used by management to determine the fair value of the customer relationships, developed technology and trade name intangible assets included the following, among others:

- We tested the effectiveness of controls over the valuation of the customer relationships, developed technology and trade name intangible assets, including management's controls over selection of the discount rate.

- With the assistance of fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rate by:

  o Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.

  o Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/Deloitte & Touche LLP

Rochester, New York
June 8, 2026

We have served as the Company's auditor since 1993.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollar amounts in thousands, except per share data)

		Years Ended March 31,				
		2026		2025		2024
Net sales	$	245,293	$	209,896	$	185,533
Cost of products sold		187,543		157,035		144,948
Gross profit		57,750		52,861		40,585
Operating expenses and income:						
Selling, general and administrative		41,562		37,143		32,217
Selling, general and administrative - amortization		1,792		1,745		1,366
Other operating (income) expense, net		(621)		(1,215)		80
Operating income		15,017		15,188		6,922
Other expenses and income:						
Loss on extinguishment of debt		—		—		726
Other expense, net		514		364		374
Interest (income) expense, net		(257)		(583)		248
Total other expenses (income)		257		(219)		1,348
Income before provision for income taxes		14,760		15,407		5,574
Provision for income taxes		2,260		3,177		1,018
Net Income	$	12,500	$	12,230	$	4,556
Per share data:						
Basic:						
Net income	$	1.14	$	1.12	$	0.42
Diluted:						
Net income	$	1.12	$	1.11	$	0.42
Average common shares outstanding:						
Basic		10,988		10,884		10,743
Diluted		11,138		11,066		10,844

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollar amounts in thousands)

	Years Ended March 31,					
	2026		2025		2024	
Net income	$	12,500	$	12,230	$	4,556
Other comprehensive income:						
Foreign currency translation adjustment		51		(79)		(244)
Defined benefit pension and other postretirement plans, net of income tax provision of $308, $29, and $194, for the years ended March 31, 2026, 2025 and 2024, respectively		1,087		105		694
Total other comprehensive income		1,138		26		450
Total comprehensive income	$	13,638	$	12,256	$	5,006

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands, except per share data)

		March 31,		
		2026		2025
Assets				
Current assets:				
Cash and cash equivalents	$	6,580	$	21,577
Trade accounts receivable, net of allowances ($195 and $630 at March 31, 2026 and 2025, respectively)		33,809		35,507
Unbilled revenue		59,868		38,494
Inventories		50,758		40,025
Prepaid expenses and other current assets		4,255		4,249
Income taxes receivable		1,184		1,520
Total current assets		156,454		141,372
Property, plant and equipment, net		60,330		50,649
Prepaid pension asset		6,633		5,950
Operating lease assets		6,740		6,386
Goodwill		38,078		25,520
Customer relationships, net		15,372		13,159
Technology and technical know-how, net		23,232		10,310
Other intangible assets, net		13,458		6,858
Deferred income tax asset		131		1,502
Other assets		3,188		2,404
Total assets	$	323,616	$	264,110
Liabilities and stockholders' equity				
Current liabilities:				
Current portion of finance lease obligations	$	23	$	21
Accounts payable		25,740		27,309
Accrued compensation		21,547		19,161
Accrued expenses and other current liabilities		4,728		4,322
Customer deposits		102,421		84,062
Operating lease liabilities		1,806		1,275
Income taxes payable		5		—
Total current liabilities		156,270		136,150
Long-term debt		13,000		—
Finance lease obligations		21		44
Operating lease liabilities		5,343		5,514
Deferred income tax liability		897		24
Accrued pension and postretirement benefit liabilities		1,145		1,192
Other long-term liabilities		6,625		1,609
Total liabilities		183,301		144,533
Commitments and contingencies (Notes 8 and 17)				
Stockholders' equity:				
Preferred stock, $1.00 par value, 500 shares authorized				
Common stock, $0.10 par value, 25,500 shares authorized; 11,247 and 11,077 shares issued and 11,073 and 10,903 shares outstanding at March 31, 2026 and 2025, respectively		1,124		1,107
Capital in excess of par value		41,699		34,616
Retained earnings		106,729		94,229
Accumulated other comprehensive loss		(5,849)		(6,987)
Treasury stock (174 at March 31, 2026 and 2025, respectively)		(3,388)		(3,388)
Total stockholders' equity		140,315		119,577
Total liabilities and stockholders' equity	$	323,616	$	264,110

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands)

	Years Ended March 31,		
	2026	2025	2024
Operating activities:			
Net income	$ 12,500	$ 12,230	$ 4,556
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	5,337	3,718	3,275
Amortization	2,506	2,218	2,157
Adjustments for credit losses	(256)	829	95
Amortization of unrecognized prior service cost and actuarial losses	840	781	843
Amortization of debt issuance costs	—	—	131
Equity-based compensation expense	2,131	1,957	1,279
Gain on disposal or sale of property, plant and equipment	(52)	—	(5)
Change in fair value of contingent consideration	(568)	(1,215)	80
Loss on extinguishment of debt	—	—	726
Deferred income taxes	1,928	1,471	(472)
(Increase) decrease in operating assets, net of acquisitions:			
Accounts receivable	5,930	7,999	(20,724)
Unbilled revenue	(21,387)	(10,595)	11,855
Inventories	(6,785)	(6,627)	(6,220)
Income taxes receivable	326	(2,235)	998
Prepaid expenses and other current and non-current assets	(121)	(2,190)	(2,199)
Operating lease assets	1,435	1,294	1,212
Prepaid pension asset	(115)	(234)	(287)
Increase (decrease) in operating liabilities:			
Accounts payable	(794)	3,491	401
Accrued compensation, accrued expenses and other current and non-current liabilities	(1,849)	639	6,011
Customer deposits	16,418	12,090	25,572
Operating lease liabilities	(1,428)	(1,272)	(1,119)
Long-term portion of accrued compensation, accrued pension liability and accrued postretirement benefits	(63)	(33)	(45)
Net cash provided by operating activities	15,933	24,316	28,120
Investing activities:			
Purchase of property, plant and equipment	(16,054)	(18,957)	(9,226)
Proceeds from disposal of property, plant and equipment	274	—	44
Acquisitions, net of cash acquired	(27,285)	(170)	(6,812)
Net cash used by investing activities	(43,065)	(19,127)	(15,994)
Financing activities:			
Borrowings of debt obligations	33,000	—	13,000
Principal repayments on debt	(20,000)	—	(25,500)
Repayments on finance lease obligations	(335)	(320)	(316)
Payment of debt exit costs	—	—	(752)
Payment of debt issuance costs	—	—	(241)
Issuance of common stock	832	653	476
Tax withholdings related to net share settlements of restricted stock units and awards	(1,541)	(854)	(58)
Net cash provided (used) by financing activities	11,956	(521)	(13,391)
Effect of exchange rate changes on cash	179	(30)	(53)
Net (decrease) increase in cash and cash equivalents	(14,997)	4,638	(1,318)
Cash and cash equivalents at beginning of year	21,577	16,939	18,257
Cash and cash equivalents at end of year	$ 6,580	$ 21,577	$ 16,939

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended March 31, 2026, 2025 and 2024
(Dollar and share amounts in thousands)

| | Common Stock | | Capital in | | Accumulated Other Comprehensive | | Total Stockholders' |
	Shares	Par Value	Excess of Par Value	Retained Earnings	Loss	Treasury Stock	Equity
Balance at March 31, 2023	10,774	$ 1,075	$ 28,061	$ 77,443	$ (7,463)	$ (2,183)	$ 96,933
Comprehensive income				4,556	450		5,006
Issuance of shares	229	25	2,674			(293)	2,406
Forfeiture of shares	(10)	(1)	1				—
Recognition of equity-based compensation expense			1,279				1,279
Purchase of treasury stock						(58)	(58)
Balance at March 31, 2024	10,993	1,099	32,015	81,999	(7,013)	(2,534)	105,566
Comprehensive income				12,230	26		12,256
Issuance of shares	84	8	644			(854)	(202)
Recognition of equity-based compensation expense			1,957				1,957
Balance at March 31, 2025	11,077	1,107	34,616	94,229	(6,987)	(3,388)	119,577
Comprehensive income				12,500	1,138		13,638
Issuance of shares	170	17	4,952				4,969
Recognition of equity-based compensation expense			2,131				2,131
Balance at March 31, 2026	11,247	$ 1,124	$ 41,699	$ 106,729	$ (5,849)	$ (3,388)	$ 140,315

See Notes to Consolidated Financial Statements.

(Amounts in thousands, except per share data)

Note 1 - The Company and Its Accounting Policies:

Graham Corporation, and its operating subsidiaries, (together, the "Company"), is a global leader in the design and manufacture of mission critical fluid, power, heat transfer, vacuum and advanced mixing technologies for the Defense, Energy & Process, and Space industries. The Company acquired P3 Technologies, LLC ("P3") on November 9, 2023, Xdot Bearing Technologies ("Xdot") on October 20, 2025, and FlackTek Manufacturing, LLC and FlackTek Sales, LLC (collectively, "FlackTek") on January 23, 2026. The accompanying Consolidated Financial Statements include each acquisition from the date of purchase. The Company's significant accounting policies are set forth below.

The Company's fiscal years ended March 31, 2026, 2025 and 2024 are referred to as "fiscal 2026," "fiscal 2025" and "fiscal 2024," respectively.

Principles of consolidation and use of estimates in the preparation of consolidated financial statements

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Barber-Nichols, LLC ("BN"), located in Arvada, CO, P3, located in Jupiter, FL, FlackTek Manufacturing, LLC, located in Louisville, CO, FlackTek Sales, LLC, located in Greenville, SC, Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd., located in China, and Graham India Private Limited ("GIPL"), located in India. All intercompany balances, transactions and profits are eliminated in consolidation.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period. Actual amounts could differ from those estimated.

Translation of foreign currencies

Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at currency exchange rates in effect at year end and revenues and expenses are translated at average exchange rates in effect for the year. Gains and losses resulting from foreign currency transactions are included in results of operations. The Company's sales and purchases in foreign currencies are not material to the overall consolidated financial statements. Therefore, foreign currency transaction gains and losses have not historically impacted the Company's financial results materially. Gains and losses resulting from translation of the foreign subsidiaries balance sheets are included in a separate component of stockholders' equity. Translation adjustments are not adjusted for income taxes since they relate to an investment, which is permanent in nature.

Revenue recognition

The Company accounts for revenue in accordance with Accounting Standard Codification 606, "Revenue from Contracts with Customers" ("ASC 606").

The Company recognizes revenue on all contracts when control of the product is transferred to the customer. Control is generally transferred when products are shipped, title is transferred, significant risks of ownership have transferred, the Company has rights to payment, and rewards of ownership pass to the customer. Customer acceptance may also be a factor in determining whether control of the product has transferred. Although revenue on the majority of the Company’s contracts, as measured by number of contracts, is recognized upon shipment to the customer, revenue on larger contracts, which are fewer in number but generally represent the majority of revenue, is recognized over time as these contracts meet specific criteria in ASC 606.

Unbilled revenue (contract assets) in the Consolidated Balance Sheets represents revenue recognized that has not been billed to customers on contracts in which revenue is recognized over time. All progress payments exceeding unbilled revenue are presented as customer deposits (contract liabilities) in the Consolidated Balance Sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid, short-term investments with maturities at the time of purchase of three months or less.

Trade Accounts receivable, net of allowances

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The provision for credit losses is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional provisions in the future.

Shipping and handling fees and costs

Shipping and handling fees billed to the customer are recorded in Net sales and the related costs incurred for shipping and handling are included in Cost of products sold.

Inventories

Inventories are stated at the lower of cost or net realizable value, using the average cost method.

Property, plant, equipment and depreciation

Property, plant and equipment are stated at cost net of accumulated depreciation. Major additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation is provided based upon the estimated useful lives, or lease term if shorter, under the straight-line method. Estimated useful lives range from approximately three to eight years for office equipment, eight to 25 years for manufacturing equipment, eight years for land improvements, 40 years for buildings and improvements, and leasehold improvements are depreciated over the shorter of the remaining lives of the improvements or the remaining term of the lease. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Business combinations

The Company records its business combinations under the acquisition method of accounting. Under the acquisition method of accounting, the Company allocates the purchase price of each acquisition to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. The fair value of identifiable intangible assets is based upon detailed valuations that use various assumptions made by management. Any excess of the purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. Direct acquisition-related costs are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination.

Goodwill is not amortized, but is reviewed for impairment at least annually or more frequently if impairment indicators arise. Goodwill is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. If it is determined, based on qualitative factors, that the fair value of the reporting unit may be more likely than not less than its carrying amount, or if significant adverse changes in the Company's future financial performance occur that could materially impact fair value, a quantitative goodwill impairment test would be required. Additionally, the Company can elect to forgo the qualitative assessment and perform the quantitative test. If the qualitative assessment indicates that the quantitative analysis should be performed, or if management elects to bypass a qualitative assessment, the Company then evaluates goodwill for impairment by comparing the fair value of the reporting unit to its carrying amount, including goodwill.

Intangible Assets

Acquired intangible assets other than goodwill consist of customer relationships, technology and technical know-how and tradenames. Trade names are included in the line item Other intangible assets, net in the Consolidated Balance Sheet. The Company amortizes a portion of its technology and technical know-how, tradenames, and customer relationships in Selling, general and administrative expense on a straight line basis over each of their estimated useful lives of eight to twenty years. A portion of technology and technical know-how are amortized in Cost of products sold over the projected conversion period of nine to ten years which is based on management estimates at the time of purchase. All other intangibles have indefinite lives and are not amortized.

Impairment of long-lived assets

The Company assesses the impairment of definite-lived long-lived assets or asset groups when events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that are considered in deciding when to perform an impairment review include: a significant decrease in the market price of the asset or asset group; a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction; a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50%.

Recoverability potential is measured by comparing the carrying amount of the asset or asset group to its related total future undiscounted cash flows. If the carrying value is not recoverable through related cash flows, the asset or asset group is considered to be impaired. Impairment is measured by comparing the asset or asset group's carrying amount to its fair value. When it is determined that useful lives of assets are shorter than originally estimated, and no impairment is present, the rate of depreciation is accelerated in order to fully depreciate the assets over their new shorter useful lives.

Goodwill and intangible assets with indefinite lives are tested annually for impairment. The Company assesses goodwill for impairment by comparing the fair value of its reporting units to their carrying amounts. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Fair values for reporting units are determined based on a weighted combination of the market approach and the income approach using discounted cash flows. Indefinite lived intangible assets are assessed for impairment by comparing the fair value of the asset to its carrying value.

Other Long-Term Assets

Other long-term assets include service based cloud computing software implementation costs of $2,763 as of March 31, 2026. Upon implementation completion, these costs will be amortized over the expected term of the hosting arrangement on a straight line basis.

Product warranties

The Company estimates the costs that may be incurred under its product warranties and records a liability in the amount of such costs at the time revenue is recognized. The reserve for product warranties is based upon past claims experience and ongoing evaluations of any specific probable claims from customers. A reconciliation of the changes in the product warranty liability is presented in Note 7.

Research and development

Research and development costs are expensed as incurred. The Company incurred research and development costs of $6,354, $4,039 and $3,944 in fiscal 2026, fiscal 2025 and fiscal 2024, respectively. Research and development costs are included in the line item Selling, general and administrative in the Consolidated Statements of Operations.

Income taxes

The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. The Company evaluates the available evidence about future taxable income and other possible sources of realization of deferred income tax assets and records a valuation allowance to reduce deferred income tax assets to an amount that represents the Company's best estimate of the amount of such deferred income tax assets that more likely than not will be realized.

The Company accounts for uncertain tax positions using a "more likely than not" recognition threshold. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective resolution of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. These tax positions are evaluated on a quarterly basis. It is the Company's policy to recognize any interest related to uncertain tax positions in interest expense and any penalties related to uncertain tax positions in Selling, general and administrative expense.

The Company files federal and state income tax returns in several U.S. and non-U.S. domestic and foreign jurisdictions. In most tax jurisdictions, returns are subject to examination by the relevant tax authorities for a number of years after the returns have been filed.

Equity-based compensation

The Company records compensation costs related to equity-based awards based on the estimated fair value of the award on the grant date. Compensation cost is recognized in the Company's Consolidated Statements of Operations over the applicable vesting period. For service and performance based restricted stock awards and restricted stock units, the fair market value of the award is determined based upon the closing value of the Company's stock price on the grant date. The fair market value of market-based performance restricted stock awards is determined using the Monte Carlo valuation model. The amount of equity-based compensation expense recognized during a period is based on the portion of the awards that ultimately vest.

Income per share data

Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted income per share is calculated by dividing net income by the weighted average number of common shares outstanding and, when applicable, potential common shares outstanding during the period.

A reconciliation of the numerators and denominators of basic and diluted income per share is presented below:

| | Years ended March 31, | | |
	2026	2025	2024
Basic income per share:			
Numerator:			
Net income	$ 12,500	$ 12,230	$ 4,556
Denominator:			
Weighted average common shares outstanding	10,988	10,884	10,743
Basic income per share	$ 1.14	$ 1.12	$ 0.42
Diluted income per share:			
Numerator:			
Net income	$ 12,500	$ 12,230	$ 4,556
Denominator:			
Weighted average common shares outstanding	10,988	10,884	10,743
Restricted stock units outstanding	150	182	101
Weighted average common and potential common shares outstanding	11,138	11,066	10,844
Diluted income per share	$ 1.12	$ 1.11	$ 0.42

Cash flow statement

Interest and income taxes paid as well as non-cash investing and financing activities are as follows:

| | Year ended March 31, | | |
	2026	2025	2024
Interest paid	$ 495	$ 298	$ 823
Income taxes paid, net of refunds	(36)	3,982	425
Pension and other post retirement income adjustments, net of income tax	1,087	105	694
Capital purchases recorded in accounts payable	1,037	3,951	620
Issuance of shares as consideration in business acquisitions	5,678	—	1,930

Accumulated other comprehensive income (loss)

Comprehensive income is comprised of net income and other comprehensive income or loss items, which are accumulated as a separate component of stockholders' equity. For the Company, other comprehensive income or loss items include foreign currency translation adjustments and pension and other postretirement benefit adjustments.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. The accounting standard for fair value establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, the type of asset/liability, whether the asset/liability is established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are required to reflect those that market participants would use in pricing the asset or liability at the measurement date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of sales and expenses during the reporting period. Actual results could differ materially from those estimates.

Accounting and reporting changes

In the normal course of business, management evaluates all new Accounting Standards Updates ("ASU") and other accounting pronouncements issued by the Financial Accounting Standards Board ("FASB"), Securities and Exchange Commission, or other authoritative accounting bodies to determine the potential impact they may have on the Company's Consolidated Financial Statements. Other than those discussed below, management does not expect any of the recently issued accounting pronouncements, which have not already been adopted, to have a material impact on the Company's Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. The ASU requires disclosure of disaggregated income taxes paid in both U.S. and foreign jurisdictions, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax-related disclosures. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024. The Company adopted the guidance effective for fiscal year ended March 31, 2026 on a prospective basis. The adoption of the guidance did not have a material impact on the consolidated financial statements. For additional information, refer to Note 11, Income Taxes.

In November 2024, the FASB issued ASU No. 2024-03 "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." This ASU requires public business entities to disclose, for interim and annual reporting periods, additional information about certain income statement expense categories. The requirements are effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Entities are permitted to apply either the prospective or retrospective transition methods. The Company is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements.

Note 2 - Acquisitions

FlackTek

On January 23, 2026, the Company acquired FlackTek, a provider of advanced mixing and material processing solutions. FlackTek's systems are sold to OEMs, research and development centers, defense laboratories, and industrial manufacturers serving adhesives, sealants, functional coatings, composites, electronics, and other advanced materials markets. FlackTek adds a product portfolio with a shared customer base and an installed footprint that extends across the full value chain, from upstream to downstream production and quality control. Its mixing systems are process-critical and market-agnostic, serving defense, energetics, oil & gas, food, battery, aerospace and space, medical, and other industrial applications where precision, repeatability, and consistency drive value.

This transaction was accounted for as a business combination which requires that assets acquired and liabilities assumed be recognized at their fair value as of the acquisition date. The purchase price of $37,022 was comprised of 76 shares of the Company's common stock, representing a value of $5,678 at a price of $74.89 per share, and cash consideration of $26,456, subject to certain potential adjustments, including a customary working capital adjustment. The cash consideration was funded through borrowings on the Company's line of credit. The purchase agreement included a contingent earn-out to earn up to an additional $25,000 in future performance-based cash earnouts over four years beginning with fiscal 2027, based upon achieving progressively increasing adjusted EBITDA performance targets each year. At the acquisition date, a liability of $5,638 was recorded for the contingent earn-out.

The preliminary purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair value at the date of acquisition and the amount exceeding the fair value of $11,844 was recorded as goodwill, which is deductible for tax purposes. Goodwill generated in the acquisition is related to FlackTek's assembled workforce, synergies between the Company's other operations and FlackTek that are expected to occur as a result of the combined engineering knowledge, the ability of each of the operations to leverage each other's technology solutions, and the Company's ability to utilize acquired management's knowledge in providing complementary product offerings to the Company's customers. The following table summarizes the preliminary purchase price allocation of the assets acquired and liabilities assumed:

	January 23, 2026
Assets acquired:	
Cash and cash equivalents	$ 66
Trade accounts receivable, net of allowances	3,985
Inventories	4,154
Prepaid expenses and other current assets	84
Property, plant & equipment, net	2,030
Operating lease assets	1,448
Goodwill	11,844
Customer relationships	3,400
Technology and technical know-how	13,300
Tradename	6,700
Other long term asset	31
Total assets acquired	47,042
Liabilities assumed:	
Accounts payable	2,237
Accrued compensation	596
Accrued expenses and other current liabilities	3,988
Customer deposits	1,751
Operating lease liabilities	1,448
Total liabilities assumed	10,020
Purchase price	$ 37,022

The fair value of acquisition-related intangible assets includes customer relationships, technology and technical know-how, and tradename. The tradename is an indefinite-lived intangible asset and is included in the line item Other intangible assets, net in the Consolidated Balance Sheets. The fair value of tradename was calculated using a Relief from Royalty method, which develops a market based royalty rate used to reflect the after tax royalty savings attributable to owning the intangible asset. The fair value of customer relationships and technology and technical know-how were calculated using an income approach, specifically the Multi Period Excess Earnings method, which incorporates assumptions regarding retention rate, new customer growth, obsolescence factors, and customer related costs.

Customer relationships are amortized in selling, general and administrative expense on a straight line basis over their estimated useful lives of twelve years. Technology and technical know-how is amortized in cost of products sold on a straight line basis over its estimated useful life of nine years.

The Consolidated Statement of Operations for the year ended March 31, 2026 includes net sales of FlackTek of $2,767 and net loss of ($916).

Xdot

On October 20, 2025, the Company completed its acquisition of Xdot, a specialized consulting, design, and engineering firm focused on foil bearing technology. Xdot has been integrated into the BN business. The purchase price of this transaction consisted of cash consideration of $900 at close, subject to certain potential adjustments including a customary working capital adjustment, and was funded with cash on hand. The purchase agreement included two potential cash contingent earnouts to be paid on the first and second anniversary of the transaction, dependent upon the achievement of certain qualitative milestones totaling $600. As of the acquisition date, a $507 contingent earn-out liability was recorded. The Company preliminarily recorded goodwill in the amount of

$714, as well as an intangible asset for technology and technical know-how in the amount of $650, which will be amortized over its estimated useful life of ten years, and are deductible for tax purposes. The sales and results of Xdot were immaterial to fiscal 2026.

P3

On November 9, 2023, the Company completed its acquisition of P3, a privately-owned custom turbomachinery engineering, product development, and manufacturing business located in Jupiter, FL that serves the Space, New Energy, Defense, and Medical industries. The Company believes this acquisition advances its growth strategy, further diversifies its market and product offerings, and broadens its turbomachinery solutions. P3 is managed through BN, is highly complementary to BN's technology, and enhances its turbomachinery solutions.

This transaction was accounted for as a business combination which requires that assets acquired and liabilities assumed be recognized at their fair value as of the acquisition date. The purchase price of $11,238 was comprised of 125 shares of the Company's common stock, representing a value of $1,930, and cash consideration of $7,268. The cash consideration was funded through borrowings on the Company's line of credit. The purchase agreement included a contingent earn-out dependent upon certain financial measures of P3 post-acquisition, in which the sellers are eligible to receive up to $3,000 in additional cash consideration.

The cost of the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated fair value at the date of acquisition and the amount exceeding the fair value of $1,997 was recorded as goodwill, which is deductible for tax purposes. Goodwill generated in the acquisition is related to P3's assembled workforce, synergies between the Company's other operations and P3 that are expected to occur as a result of the combined engineering knowledge, the ability of each of the operations to leverage each other's technology solutions, and the Company's ability to utilize acquired management knowledge in providing complementary product offerings to the Company's customers. The following table summarizes the final purchase price allocation of the assets acquired and liabilities assumed:

	November 9, 2023
Assets acquired:	
Cash and cash equivalents	$ 286
Trade accounts receivable, net of allowances	465
Unbilled revenue	302
Inventories	808
Prepaid expenses and other current assets	93
Property, plant & equipment, net	542
Operating lease assets	130
Goodwill	1,997
Customer relationships	4,400
Technology and technical know-how	2,500
Tradename	300
Total assets acquired	11,823
Liabilities assumed:	
Accrued compensation	62
Customer deposits	389
Operating lease liabilities	134
Total liabilities assumed	585
Purchase price	$ 11,238

The fair value of acquisition-related intangible assets includes customer relationships, technology and technical know-how, and tradename. The tradename is included in the line item Other intangible assets, net in the Consolidated Balance Sheets. The fair value of customer relationships was calculated using an income approach, specifically the Multi Period Excess Earnings method, which incorporates assumptions regarding retention rate, new customer growth and customer related costs. The fair value of tradename and technology and technical know-how were both calculated using a Relief from Royalty method, which develops a market based royalty rate used to reflect the after tax royalty savings attributable to owning the intangible asset.

Customer relationships and tradename are amortized in Selling, general and administrative expense on a straight line basis over their estimated useful lives of eight years and three years respectively. Technology and technical know-how is amortized in Cost of products sold on a straight line basis over its estimated useful life of ten years.

The Consolidated Statement of Operations for the year ended March 31, 2024 includes net sales of P3 of $2,206 and net income of $24.

A rollforward of contingent earn-out liabilities is as follows:

Balance at November 9, 2023	$	2,040
Change in fair value		80
Payments		—
Balance at March 31, 2024		2,120
Change in fair value		(1,215)
Payments		—
Balance at March 31, 2025		905
Change in fair value		(568)
Additional acquisition earn out		6,145
Payments		—
Balance at March 31, 2026	$	6,482

The change in the fair value of the contingent earn-out liabilities is included in Other operating (income) expense, net in the Consolidated Statements of Operations.

Pro forma information

The following unaudited pro forma information presents the consolidated results of operations of the Company as if the FlackTek acquisition had occurred at the beginning of the year ended March 31, 2025:

	For the Years Ended March 31,			
		2026		2025
Net sales	$	265,731	$	234,956
Net income		13,193		9,412
Earnings per share				
Basic	$	1.19	$	0.86
Diluted	$	1.18	$	0.84

The unaudited pro forma information presents the combined operating results of the Company and FlackTek with the results prior to the acquisition date adjusted to include the pro forma impact of the adjustment to interest expense reflecting the cash paid in connection with the acquisition, including acquisition-related expenses, at the Company's weighted average interest rate, amortization expense related to the fair value adjustments for intangible assets, non-recurring acquisition-related costs and the impact of income taxes on the pro forma adjustments utilizing the applicable statutory tax rate.

The unaudited pro forma results are presented for illustrative purposes only. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of each of the periods presented, nor does the pro forma data intend to be a projection of results that may be obtained in the future.

Acquisition and integration costs of $1,873, $45, and $352, were expensed in fiscal 2026, 2025, and 2024, respectively, and are included in Selling, general and administrative expenses in the Consolidated Statements of Operations.

Note 3 – Revenue Recognition:

The Company recognizes revenue on all contracts when control of the product is transferred to the customer. Control is generally transferred when products are shipped, title is transferred, significant risks of ownership have transferred, the Company has rights to payment, and rewards of ownership pass to the customer.

The following tables present the Company's net sales disaggregated by market and geographic area:

Market		Year ended March 31,				
		2026		2025		2024
Defense	$	147,445	$	121,925	$	99,493
Energy & Process		83,343		73,287		72,758
Space		14,505		14,684		13,282
Net sales	$	245,293	$	209,896	$	185,533

Geographic Area		Year ended March 31,				
		2026		2025		2024
Asia	$	12,630	$	16,884	$	15,144
Canada		11,217		7,586		4,229
Middle East		7,003		7,088		2,568
South America		1,251		1,165		733
U.S.		209,628		169,943		155,908
All other		3,564		7,230		6,951
Net sales	$	245,293	$	209,896	$	185,533

The final destination of products shipped is the basis used to determine net sales by geographic area. No sales were made to the terrorist sponsoring nations of Cuba, Iran, North Korea or Syria in the fiscal years presented above.

A performance obligation represents a promise in a contract to provide a distinct good or service to a customer. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Transaction price reflects the amount of consideration to which the Company expects to be entitled in exchange for transferred products. A contract's transaction price is allocated to each distinct performance obligation and revenue is recognized as the performance obligation is satisfied. In certain cases, the Company may separate a contract into more than one performance obligation, while in other cases, several products may be part of a fully integrated solution and are bundled into a single performance obligation. If a contract is separated into more than one performance obligation, the Company allocates the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods underlying each performance obligation. The Company has made an accounting policy election to exclude from the measurement of the contract price all taxes assessed by government authorities that are collected by the Company from its customers. The Company does not adjust the contract price for the effects of a financing component if the Company expects, at contract inception, that the period between when a product is transferred to a customer and when the customer pays for the product will be one year or less.

The Company recognizes revenue over time when contract performance results in the creation of a product for which the Company does not have an alternative use and the contract includes an enforceable right to payment in an amount that corresponds directly with the value of the performance completed. To measure progress towards completion on performance obligations for which revenue is recognized over time, the Company utilizes an input method based upon a ratio of direct labor hours incurred to date to management's estimate of the total labor hours to be incurred on each contract, an input method based upon a ratio of total contract costs incurred to date to management's estimate of the total contract costs to be incurred or an output method based upon completion of operational milestones, depending upon the nature of the contract. The Company has established the systems and procedures essential to developing the estimates required to account for performance obligations over time. These procedures include monthly review by management of costs incurred, progress towards completion, identified risks and opportunities, sourcing determinations, changes in estimates of costs yet to be incurred, availability of materials, and execution by subcontractors. Sales and earnings are adjusted on a cumulative catch-up basis in current accounting periods based upon revisions in the contract value due to pricing changes and estimated costs at completion. Losses on contracts are recognized immediately when evident to management. Revenue on the majority of the Company's contracts, as measured by number of contracts, is recognized upon shipment to the customer. Revenue on larger contracts, which are fewer in number but generally represent the majority of revenue, is recognized over time as these contracts meet specific criteria established in ASC 606. The following table presents the Company's revenue percentages disaggregated by revenue recognized over time or upon shipment:

	Year ended March 31,		
	2026	2025	2024
Revenue recognized over time	82%	80%	77%
Revenue recognized at shipment	18%	20%	23%

The timing of revenue recognition, invoicing and cash collections affect trade accounts receivable, unbilled revenue (contract assets) and customer deposits (contract liabilities) on the Consolidated Balance Sheets. Unbilled revenue represents revenue on contracts that is recognized over time and exceeds the amount that has been billed to the customer. Unbilled revenue is separately presented in the Consolidated Balance Sheets. The Company may receive a progress payment from a customer, which is recorded as a customer deposit or have an unconditional right to receive a customer deposit prior to revenue being recognized. Because the performance obligations related to such customer deposits may not have been satisfied, a contract liability is recorded and an offsetting asset of equal amount is recorded as a trade accounts receivable until the deposit is collected. Customer deposits are separately presented in the Consolidated Balance Sheets. Customer deposits are not considered a significant financing component as they are generally received less than one year before the product is completed or used to procure specific material on a contract, as well as related overhead costs incurred during design and construction.

Net contract assets (liabilities) consisted of the following:

	March 31, 2026	March 31, 2025	Change	Change due to amounts acquired	Change due to revenue recognized	Change due to invoicing customers/ additional deposits
Unbilled revenue (contract assets)	$ 59,868	$ 38,494	$ 21,374	$ 29	$ 120,829	$ (99,484)
Customer deposits (contract liabilities)	(102,421)	(84,062)	(18,359)	(1,840)	68,923	(85,442)
Net contract (liabilities) assets	$ (42,553)	$ (45,568)	$ 3,015			

Contract liabilities at March 31, 2026 and 2025 include $4,560 and $12,315, respectively, of customer deposits for which the Company has an unconditional right to collect payment. Trade accounts receivable, as presented on the Consolidated Balance Sheets, includes corresponding balances at March 31, 2026 and 2025, respectively.

Receivables billed but not paid under retainage provisions in the Company's customer contracts were $2,419 and $1,999 at March 31, 2026 and 2025, respectively.

The Company's remaining unsatisfied performance obligations represent a measure of the total dollar value of work to be performed on contracts awarded and in progress. The Company also refers to this measure as backlog. As of March 31, 2026, the Company had remaining unsatisfied performance obligations of $532,637. The Company expects to recognize revenue on approximately 35% to 40% of the remaining performance obligations within one year, 20% to 25% in one to two years and the remaining beyond two years.

Note 4 – Inventories:

Major classifications of inventories are as follows:

	March 31,	
	2026	2025
Raw materials and supplies	$ 9,342	$ 5,859
Work in process	39,685	32,579
Finished products	1,731	1,587
	$ 50,758	$ 40,025

Note 5 – Property, Plant and Equipment:

Major classifications of property, plant and equipment are as follows:

	March 31,	
	2026	2025
Land and land improvements	$ 3,106	$ 3,071
Buildings and leasehold improvements	36,808	24,792
Machinery and equipment	67,174	51,529
Construction in progress	7,097	20,078
	114,185	99,470
Less – accumulated depreciation and amortization	(53,855)	(48,821)
	$ 60,330	$ 50,649

Depreciation expense in fiscal 2026, fiscal 2025 and fiscal 2024 was $5,337, $3,718, and $3,275, respectively.

Note 6 – Intangible Assets:

Intangible assets are comprised of the following:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
At March 31, 2026				
Intangibles subject to amortization:				
Customer relationships	8 - 20 years	$ 19,600	$ 4,228	$ 15,372
Technology and technical know-how	9 - 20 years	26,550	3,318	23,232
Tradename	3 years	300	242	58
		$ 46,450	$ 7,788	$ 38,662
Intangibles not subject to amortization:				
Goodwill	Indefinite	$ 38,078	$ —	$ 38,078
Tradename	Indefinite	13,400	—	13,400
		$ 51,478	$ —	$ 51,478

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
At March 31, 2025				
Intangibles subject to amortization:				
Customer relationships	8 - 20 years	$ 16,200	$ 3,041	$ 13,159
Technology and technical know-how	10 - 20 years	12,600	2,290	10,310
Backlog	4 years	3,900	3,900	—
Tradename	3 years	300	142	158
		$ 33,000	$ 9,373	$ 23,627
Intangibles not subject to amortization:				
Goodwill	Indefinite	$ 25,520	$ —	$ 25,520
Tradename	Indefinite	6,700	—	6,700
		$ 32,220	$ —	$ 32,220

A portion of Technology and technical know-how, tradenames, and Customer relationships are amortized in Selling, general and administrative expense on a straight line basis over each of their estimated useful lives. Backlog and a portion of technology and technical know-how are amortized in Cost of products sold over the projected conversion period based on management estimates at time of purchase. Intangible asset amortization was $2,315, $2,218 and $2,157 for fiscal 2026, fiscal 2025 and fiscal 2024, respectively. Inventory step up amortization of $191 was expensed in fiscal 2026 for the FlackTek acquisition. The estimated annual amortization expense is as follows:

	Annual Amortization
2027	$ 3,780
2028	3,721
2029	3,721
2030	3,721
2031	3,721
2032 and thereafter	19,998
Total intangible amortization	$ 38,662

Note 7 – Product Warranty Liability:

A reconciliation of the changes in product warranty liability is as follows:

| | Year ended March 31, | |
	2026	2025
Balance at beginning of year	$ 786	$ 806
Warranty accrual acquired	172	—
Expense for product warranties	165	326
Product warranty claims paid	(106)	(346)
Balance at end of year	$ 1,017	$ 786

The product warranty liability is included in the line item Accrued expenses and other current liabilities in the Consolidated Balance Sheets.

Note 8 - Leases:

The Company leases certain manufacturing facilities, office space, machinery and office equipment. An arrangement is considered to contain a lease if it conveys the right to use and control an identified asset for a period of time in exchange for consideration. If it is determined that an arrangement contains a lease, then a classification of a lease as operating or finance is determined by evaluating the five criteria outlined in the lease accounting guidance at inception. Leases generally have remaining terms of one year to five years, whereas leases with an initial term of twelve months or less are not recorded on the Consolidated Balance Sheets. The depreciable life of leased assets related to finance leases is limited by the expected term of the lease, unless there is a transfer of title or purchase option that the Company believes is reasonably certain of exercise. Certain leases include options to renew or terminate. Renewal options are exercisable per the discretion of the Company and vary based on the nature of each lease. The term of the lease includes renewal periods only if the Company is reasonably certain that it will exercise the renewal option. When determining if a renewal option is reasonably certain of being exercised, the Company considers several factors, including but not limited to, the cost of moving to another location, the cost of disrupting operations, whether the purpose or location of the leased asset is unique and the contractual terms associated with extending the lease. The Company's lease agreements do not contain any residual value guarantees or any material restrictive covenants and the Company does not sublease to any third parties. As of March 31, 2026, the Company did not have any material leases that have been signed but not commenced.

Right-of-use ("ROU") lease assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make payments in exchange for that right of use. Finance lease ROU assets and operating lease ROU assets are included in the line items Property, plant and equipment, net and Operating lease assets, respectively, in the Consolidated Balance Sheets. The current portion and non-current portion of finance and operating lease liabilities are all presented separately in the Consolidated Balance Sheets.

The Company has entered into operating leases with companies in which our Executive Chairman holds a majority interest for certain buildings, equipment, and storage units located in Arvada, Colorado. In connection with such leases and rental agreements, the Company made fixed minimum lease payments to the lessor of $1,016, $990 and $952 in fiscal 2026, 2025 and 2024, respectively. Future minimum lease payments under these leases as of March 31, 2026 are $3,786.

The discount rate implicit within the Company's leases is generally not readily determinable, and therefore, the Company uses an incremental borrowing rate in determining the present value of lease payments based on rates available at commencement.

The weighted average remaining lease term and discount rate for finance and operating leases are as follows:

| | March 31, | |
	2026	2025
Finance Leases		
Weighted-average remaining lease term in years	1.83	2.83
Weighted-average discount rate	7.75%	7.75%
Operating Leases		
Weighted-average remaining lease term in years	3.90	4.94
Weighted-average discount rate	3.71%	3.42%

The components of lease expense are as follows:

| | Year Ended March 31, | |
	2026	2025
Finance lease cost:		
Amortization of right-of-use assets	$ 13	$ 13
Interest on lease liabilities	4	6
Operating lease cost	1,655	1,527
Short-term lease cost	58	25
Total lease cost	$ 1,730	$ 1,571

Operating lease costs during fiscal 2026, fiscal 2025 and fiscal 2024 were included within Cost of products sold and Selling, general and administrative expenses.

As of March 31, 2026, future minimum payments required under non-cancelable leases are:

	Operating Leases	Finance Leases
2027	$ 2,036	$ 26
2028	1,870	21
2029	1,902	—
2030	1,623	—
2031	252	—
Total lease payments	7,683	47
Less – amount representing interest	(534)	(3)
Present value of net minimum lease payments	$ 7,149	$ 44

ROU assets obtained in exchange for new operating lease liabilities were $268 and $374 in fiscal 2026 and fiscal 2025, respectively.

Note 9 - Debt:

On October 13, 2023, the Company entered into a new five-year revolving credit facility with Wells Fargo Bank, National Association ("Wells Fargo") that provides a $50,000 line of credit (the "Revolving Credit Facility"). Simultaneous with the close of the acquisition of FlackTek on January 23, 2026, the Company amended the Revolving Credit Facility to increase the limit to $80,000, modify the definition of Consolidated Funded Indebtedness to limit the amount of contingent earn-out liability included to the amount expected to be paid in the next twelve months, as well as permit the incurrence or existence of indebtedness of GIPL arising from any letters of credit, bank guarantees, or other similar obligations in a principal amount not to exceed $5,000, and certain other administrative amendments. The Revolving Credit Facility has a $25,000 sub-limit for letters of credit. As of March 31, 2026, there was $13,000 borrowed and $6,111 letters of credit outstanding on the Revolving Credit Facility.

The Revolving Credit Facility contains customary terms and conditions, including representations and warranties and affirmative and negative covenants, as well as financial covenants for the benefit of Wells Fargo, which require the Company to maintain (i) a consolidated total leverage ratio not to exceed 3.50:1.00 and (ii) a consolidated fixed charge coverage ratio of at least 1.20:1.00, in both cases computed in accordance with the definitions and requirements specified in the Revolving Credit Facility. As of March 31, 2026, the Company was in compliance with the financial covenants of the Revolving Credit Facility.

Borrowings under the Revolving Credit Facility bear interest at a rate equal to, at the Company's option, either (i) a forward-looking term rate based on the secured overnight financing rate ("SOFR") for the applicable interest period, subject to a floor of 0.0% per annum or (ii) a base rate determined by reference to the highest of (a) the rate of interest per annum publicly announced by the Lender as its prime rate, (b) the federal funds rate plus 0.50% per annum and (c) one-month term SOFR plus 1.00% per annum, subject to a floor of 1.00% per annum, plus, in each case, an applicable margin. The applicable margins range between (i) 1.25% per annum and 2.50% per annum in the case of any term SOFR loan and (ii) 0.25% per annum and 1.50% per annum in the case of any base rate loan, in each case based upon the Company's then-current consolidated total leverage ratio; provided, however, for a period of one year following the closing date, the applicable margin shall be set at 1.25% per annum in the case of any term SOFR loan and 0.25% per annum in the case of any base rate loan. As of March 31, 2026, the SOFR rate was 3.68%.

The Company is required to pay a quarterly commitment fee on the unused portion of the Revolving Credit Facility during the applicable quarter at a per annum rate also determined by reference to the Company's then-current consolidated total leverage ratio, which fee ranges between 0.10% per annum and 0.20% per annum. Any outstanding letters of credit issued under the Revolving

Credit Facility will bear a fee equal to the daily amount drawn under such letters of credit multiplied by the applicable margin for the SOFR loans. As of March 31, 2026, the amount available under the Revolving Credit Facility was $60,889, subject to the interest and leverage covenants.

In connection with the termination of the old revolving credit facility and term loan on October 13, 2023, with Bank of America, the Company paid $752 in exit costs and recognized an extinguishment charge of $726 in fiscal year ended March 31, 2024.

As of March 31, 2026, $606 letters of credit are outstanding with HSBC Bank USA, N.A and are cash secured. These outstanding letters of credit are subject to a fee of between 0.75% and 0.85% per annum, depending on the term of the letter of credit. As of March 31, 2026, $224 letters of credit are outstanding with Axis Bank and are cash secured. Additionally, we have a 20,000 RMB bank guaranty line of credit with China Citic Bank Co. LTD which had $549 letters of credit outstanding at March 31, 2026. Outstanding letters of credit under this agreement are subject to a fee of 0.60% per annum. We also have a 445,000 INR bank guaranty line of credit with HSBC Bank, India. Outstanding letters of credit under this agreement are subject to a fee of 0.60% per annum. As of March 31, 2026, $1,680 letters of credit are outstanding at HSBC Bank, India. Total letters of credit outstanding as of March 31, 2026 and March 31, 2025 were $9,170 and $10,997, respectively.

Note 10 - Financial Instruments and Derivative Financial Instruments:

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, and trade accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions, and evaluates the credit worthiness of these financial institutions on a regular basis. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base and their geographic dispersion. At March 31, 2026 and 2025, the Company had no significant concentrations of credit risk.

Letters of Credit

The Company has entered into standby letter of credit agreements with financial institutions relating to the guarantee of future performance on certain contracts. At March 31, 2026 and 2025, the Company was contingently liable on outstanding standby letters of credit aggregating $9,170 and $10,997, respectively.

Fair Value of Financial Instruments

The estimates of the fair value of financial instruments are summarized as follows:

Cash and cash equivalents: The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturity of these instruments and are considered Level 1 assets in the fair value hierarchy.

Short-term and long-term debt: The carrying values of credit facilities with variable rates of interest approximates fair values and is considered a Level 2 liability in the fair value hierarchy.

Contingent consideration: In circumstances where an acquisition involves a contingent consideration arrangement, the Company recognizes a liability equal to the fair value of the contingent payments it expects to make as of the acquisition date. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount periods and rates, as well as changes in the timing, amount of, or the likelihood of achieving the applicable performance target. Increases in projected revenues, estimated cash flows and probabilities of payment may result in significantly higher fair value measurements; decreases in these items may have the opposite effect. Increases in the discount rates in periods prior to payment may result in significantly lower fair value measurements and decreases in the discount rates may have the opposite effect. The contingent consideration fair value measurement is based on significant inputs not observable in the market and therefore constitute Level 3 inputs within the fair value hierarchy.

Note 11 – Income Taxes:

An analysis of the components of income before provision for income taxes is presented below:

| | Year ended March 31, | | |
	2026	2025	2024
United States	$ 15,038	$ 14,381	$ 5,077
Asia	(278)	1,026	497
Income before provision for income taxes	$ 14,760	$ 15,407	$ 5,574

The provision for income taxes consists of:

| | Year ended March 31, | | |
	2026	2025	2024
Current:			
Federal	$ 170	$ 1,387	$ 1,133
State	154	37	100
Foreign	8	282	257
	332	1,706	1,490
Deferred:			
Federal	2,030	5,429	(419)
State	(16)	210	88
Foreign	(124)	25	(106)
Changes in valuation allowance	38	(4,193)	(35)
	1,928	1,471	(472)
Total provision for income taxes	$ 2,260	$ 3,177	$ 1,018

Below is a tabular rate reconciliation pursuant to the disclosure requirements of ASU 2023-09, adopted prospectively for the year ended March 31, 2026:

| | Year ended March 31, 2026 | |
	Amount	Percent
Provision for income taxes as U.S. federal statutory rate	$ 3,100	21.0%
State and local income taxes, net of federal income tax effect	139	0.9%
Foreign tax effects	(60)	(0.4)%
Nontaxable or nondeductible items		
162(m)	604	4.1%
Share based compensation	(667)	(4.5)%
Other	(31)	(0.2)%
Effect of cross-border tax laws	(30)	(0.2)%
Tax credits		
R&D tax credit	(790)	(5.4)%
Other	(5)	—
Effective tax rate	$ 2,260	15.3%

The reconciliation of the provision calculated using the U.S. federal tax rate with the provision for income taxes presented in the consolidated financial statements is as follows:

| | Year ended March 31, | |
	2025	2024
Provision for income taxes at federal rate	$ 3,238	$ 1,170
State taxes	196	156
Charges not deductible for income tax purposes	45	54
Stock based compensation	(382)	(8)
Research and development tax credits	(308)	(327)
Valuation allowance	(4,193)	(35)
Effect of foreign tax rate	50	26
Uncertain tax positions	140	—
Nondeductible fringe benefits	31	30
162(m)	420	105
Foreign withholding tax	9	—
Foreign-derived intangible income deduction	(61)	(134)
Global intangible low-taxed income	—	(20)
Capital loss expiration	4,211	—
Earnout revaluation	(239)	—
Other	20	1
Provision for income taxes	$ 3,177	$ 1,018

In accordance with the adoption of ASU 2023-09, the Company paid cash for income taxes, net of refunds, for the year ended March 31, 2026 as follows:

	March 31, 2026
U.S. Federal	$ (144)
U.S. State and local	
New York	(25)
Texas	26
Pennsylvania	42
Other	7
Total U.S. State and local	50
Foreign	
China	16
India	42
Total Foreign	58
Total cash paid for income taxes, net of refunds	$ (36)

The net deferred income tax asset (liability) recorded in the Consolidated Balance Sheets results from differences between financial statement and tax reporting of income and deductions. A summary of the composition of the Company's net deferred income tax asset (liability) follows:

| | March 31, | |
	2026	2025
Depreciation	$ (4,796)	$ (3,060)
Accrued compensation	377	322
Goodwill	(1,460)	(1,007)
Prepaid pension asset	(1,461)	(1,278)
Compensated absences	695	641
Inventories	669	645
Warranty liability	188	171
Accrued expenses	627	445
Equity-based compensation	633	475
Operating lease assets	(1,574)	(1,460)
Operating lease liabilities	1,686	1,557
Acquisition costs	—	163
Intangible assets	407	71
New York State investment tax credit	1,086	1,048
Research and development cost	179	3,612
Research and development credit carryforward	479	—
Net operating loss carryforwards	2,697	280
Other	(112)	(99)
	320	2,526
Less: Valuation allowance	(1,086)	(1,048)
Net	$ (766)	$ 1,478
Presented as follows:		
Noncurrent deferred income tax assets	$ 131	$ 1,502
Noncurrent deferred income tax liabilities	(897)	(24)
Net	$ (766)	$ 1,478

Deferred income taxes include the impact of state investment tax credits of $292, which expire from 2030 to 2040 and state investment tax credits of $794, which have an unlimited carryforward period.

In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the consideration of the weight of both positive and negative evidence, management determined that a portion of the deferred tax assets as of March 31, 2026 related to certain state investment tax credits would not be realized and recorded a valuation allowance of $1,086.

The Company files federal and state income tax returns in several domestic and international jurisdictions. In most tax jurisdictions, returns are subject to examination by the relevant tax authorities for a number of years after the returns have been filed. The Company is subject to U.S. federal examination for tax years 2022 through 2025 and examination in state tax jurisdictions for tax years 2021 through 2025. The Company is subject to examination in the People's Republic of China for tax years 2022 through 2025 and in India for tax years 2022 through 2025. The liability for unrecognized tax benefits was $0 at each of March 31, 2026 and 2025.

Note 12 – Employee Benefit Plans:

Retirement Plans

The Company has a qualified defined benefit plan covering Batavia based employees hired prior to January 1, 2003, which is non-contributory. Benefits are based on the employee's years of service and average earnings for the five highest consecutive calendar years of compensation in the ten-year period preceding retirement. The Company's funding policy for the plan is to contribute the amount required by the Employee Retirement Income Security Act of 1974, as amended.

The components of pension cost are:

	Year ended March 31,		
	2026	2025	2024
Service cost during the period	$ 253	$ 252	$ 252
Interest cost on projected benefit obligation	1,295	1,292	1,312
Expected return on assets	(1,688)	(1,778)	(1,851)
Amortization of:			
Actuarial loss	851	781	843
Net pension cost	$ 711	$ 547	$ 556

The components of net pension cost other than the service cost component are included in Other expense, net in the Consolidated Statements of Operations.

The weighted average actuarial assumptions used to determine net pension cost are:

	Year ended March 31,		
	2026	2025	2024
Discount rate	5.53%	5.27%	5.03%
Rate of increase in compensation levels	3.00%	3.00%	3.00%
Long-term rate of return on plan assets	5.75%	5.75%	5.75%

The expected long-term rate of return is based on the mix of investments that comprise plan assets and external forecasts of future long-term investment returns, historical returns, correlations and market volatilities.

The Company does not expect to make any contributions to the plan during the fiscal year ended March 31, 2026.

Changes in the Company's benefit obligation, plan assets and funded status for the pension plan are presented below:

	Year ended March 31,	
	2026	2025
Change in the benefit obligation		
Projected benefit obligation at beginning of year	$ 23,876	$ 25,042
Service cost	253	252
Interest cost	1,295	1,292
Actuarial gain	(587)	(384)
Benefit payments	(780)	(868)
Liability released through annuity purchase	(1,056)	(1,458)
Projected benefit obligation at end of year	$ 23,001	$ 23,876
Change in fair value of plan assets		
Fair value of plan assets at beginning of year	$ 29,826	$ 31,438
Actual return on plan assets	1,643	714
Benefit and administrative expense payments	(780)	(868)
Annuities purchased	(1,056)	(1,458)
Fair value of plan assets at end of year	$ 29,633	$ 29,826
Funded status		
Funded status at end of year	$ 6,633	$ 5,950
Amount recognized in the Consolidated Balance Sheets	$ 6,633	$ 5,950

The weighted average actuarial assumptions used to determine the benefit obligation are:

| | March 31, | |
	2026	2025
Discount rate	5.67%	5.53%
Rate of increase in compensation levels	3.00%	3.00%

During fiscal 2026 and fiscal 2025, the pension plan released liabilities for vested benefits of certain participants through the purchase of nonparticipating annuity contracts with a third-party insurance company. As a result of these transactions, in fiscal 2026 and fiscal 2025, the projected benefit obligation and plan assets decreased $1,056 and $1,458, respectively. The projected benefit obligation is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. The accumulated benefit obligation as of March 31, 2026 and 2025 was $21,208 and $21,351, respectively. At March 31, 2026 and 2025, the pension plan was fully funded on an accumulated benefit obligation basis.

Amounts recognized in accumulated other comprehensive loss, net of income tax, consist of:

| | March 31, | | | |
		2026		2025
Net actuarial loss	$	5,680	$	6,767

The increase in accumulated other comprehensive loss, net of income tax, consists of:

| | March 31, | | | |
		2026		2025
Net actuarial (gain) loss arising during the year	$	(431)	$	522
Amortization of actuarial loss		(656)		(602)
	$	(1,087)	$	(80)

The following benefit payments, which reflect future service, are expected to be paid during the fiscal years ending March 31:

2027	$	972
2028		1,042
2029		1,044
2030		1,187
2031		1,506
2032-2036		9,106
Total	$	14,857

The weighted average asset allocation of the plan assets by asset category is as follows:

| | | March 31, | |
Asset Category	Target Allocation	2026	2025
Equity securities	20%	21%	22%
Debt securities	80%	79%	78%
		100%	100%

The investment strategy of the plan is to generate a consistent total investment return sufficient to pay present and future plan benefits to retirees, while minimizing the long-term cost to the Company. Target allocations for asset categories are used to earn a reasonable rate of return, provide required liquidity and minimize the risk of large losses. Targets are adjusted when considered necessary to reflect trends and developments within the overall investment environment.

The fair values of the Company's pension plan assets at March 31, 2026 and 2025, by asset category, are as follows:

Asset Category	At March 31, 2026	Fair Value Measurements Using		
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash	$ 104	$ 104	$ —	$ —
Equity securities:				
U.S. companies	4,245	4,245	—	—
International companies	1,950	1,950	—	—
Fixed income:				
Corporate bond funds				
Long-term	23,334	23,334	—	—
	$ 29,633	$ 29,633	$ —	$ —

Asset Category	At March 31, 2025	Fair Value Measurements Using		
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash	$ 238	$ 238	$ —	$ —
Equity securities:				
U.S. companies	4,033	4,033	—	—
International companies	2,549	2,549	—	—
Fixed income:				
Corporate bond funds				
Long-term	23,006	23,006	—	—
	$ 29,826	$ 29,826	$ —	$ —

The fair value of Level 1 pension assets is obtained by reference to the last quoted price of the respective security on the market which it trades. See Note 1 to the Consolidated Financial Statements.

On February 4, 2003, the Company closed the defined benefit plan to all employees hired on or after January 1, 2003. In place of the defined benefit plan, these employees participate in the Company's domestic defined contribution plan. The Company contributes a fixed percentage of employee compensation to this plan on an annual basis for these employees. The Company's contribution to the defined contribution plan for these employees in fiscal 2026, fiscal 2025 and fiscal 2024 was $1,502, $1,382 and $1,237, respectively.

The Company has an unfunded Supplemental Executive Retirement Plan ("SERP") which provides retirement benefits associated with wages in excess of the legislated qualified plan maximums. Pension expense recorded in fiscal 2026, fiscal 2025, and fiscal 2024 related to this plan was $43, $54 and $54, respectively. The weighted average discount rate used to determine pension expense for this plan was 5.50%, 5.26% and 5.01% for fiscal 2026, fiscal 2025 and fiscal 2024, respectively. The weighted average rate of increase in compensation levels used to develop pension expense for this plan was 3% in each of fiscal 2026, fiscal 2025 and fiscal 2024. At March 31, 2026 and 2025, the projected benefit obligation was $993 and $1,019, respectively, and is included in the caption "Accrued Pension and Postretirement Benefit Liabilities" in the Consolidated Balance Sheets. The amounts recognized in accumulated other comprehensive loss, net of income tax, consist of a net actuarial loss of ($89) at March 31, 2026 and 2025, respectively.

The Company has a domestic defined contribution plan (401(k)) covering substantially all employees. The Company provides matching contributions equal to 100% of the first 3% of an employee's salary deferral and 50% of the next 2% percent of an employee's salary deferral. Company contributions are immediately vested. Contributions were $2,900 in fiscal 2026, $2,455 in fiscal 2025 and $1,914 in fiscal 2024.

Note 13 - Stock Compensation Plans:

The 2020 Graham Corporation Equity Incentive Plan, as amended (the "2020 Plan") provides for the issuance of 722 shares of common stock in connection with grants of incentive stock options, non-qualified stock options, restricted stock units and stock awards to officers, key employees and outside directors, including 112 shares that became available under the 2020 Plan from the Company's prior plan, the Amended and Restated 2000 Graham Corporation Incentive Plan to increase Shareholder Value (the "2000 Plan"). As of August 11, 2020, the effective date of the 2020 Plan, no further awards will be granted under the 2000 Plan. There were 286 shares available for future grants pursuant to the 2020 Plan at March 31, 2026.

The following grants of restricted stock units ("RSUs") and performance stock units ("PSUs") were awarded:

Year Ended March 31,	Vest 100% on First Anniversary [1]	Vest One-Third Per Year Over Three-Year Term [1]	Vest 100% on Third Anniversary [1]	Total Shares Awarded
	Directors	Officers and Key Employees	Officers and Key Employees	
2026				
Time Vesting RSUs	11	26	—	37
Performance Vesting PSUs	—	—	42	42
2025				
Time Vesting RSUs	18	30	8	56
Performance Vesting PSUs	—	—	62	62
2024				
Time Vesting RSUs	38	40	—	78
Performance Vesting PSUs	—	—	79	79

[1] Subject to the terms of the applicable award.

Stock-based compensation cost and the related tax benefits were as follows:

Year Ended March 31,	Stock-Based Compensation Cost	Related Tax Benefits
2026	$ 1,976	$ 454
2025	1,828	420
2024	1,188	264

As of March 31, 2026, there was $2,535 of total unrecognized stock-based compensation expense related to non-vested restricted stock. The Company expects to recognize this expense over a weighted average period of 1.85 years.

The following table summarizes information about the Company's RSUs and PSUs granted during fiscal 2026, fiscal 2025 and fiscal 2024:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Non-vested at March 31, 2023	305	$ 11.09	
Granted	157	10.95	
Vested	(68)	11.96	
Forfeited	(25)	15.29	
Non-vested at March 31, 2024	369	11.05	
Granted	118	25.75	
Vested	(125)	28.21	
Non-vested at March 31, 2025	362	14.72	
Granted	79	42.85	
Vested	(119)	40.74	
Forfeited	(60)	8.19	
Non-vested at March 31, 2026	262	$ 25.66	$ 20,669

The Company has an Employee Stock Purchase Plan, as amended (the "ESPP"), which allows eligible employees to purchase shares of the Company's common stock at a discount of up to 15% of its fair market value on the lower of the last or first day of the six-month offering period. A total of 400 shares of common stock may be purchased under the ESPP. Issuance of shares, stock-based compensation cost and the related tax benefits were as follows:

Year Ended March 31,	Issued from Common Stock	Stock-Based Compensation Cost	Related Tax Benefits
2026	21	$ 155	$ 36
2025	34	129	30
2024	50	91	20

Note 14 – Changes in Accumulated Other Comprehensive Loss:

The changes in accumulated other comprehensive loss by component for fiscal 2026 and fiscal 2025 are:

	Pension and Other Postretirement Benefit Items	Foreign Currency Items	Total
Balance at March 31, 2024	$ (6,776)	$ (237)	$ (7,013)
Other comprehensive loss before reclassifications	(497)	(79)	(576)
Amounts reclassified from accumulated other comprehensive loss	602	—	602
Net current-period other comprehensive income (loss)	105	(79)	26
Balance at March 31, 2025	(6,671)	(316)	(6,987)
Other comprehensive loss before reclassifications	440	51	491
Amounts reclassified from accumulated other comprehensive loss	647	—	647
Net current-period other comprehensive income	1,087	51	1,138
Balance at March 31, 2026	$ (5,584)	$ (265)	$ (5,849)

The reclassifications out of accumulated other comprehensive loss by component are as follows:

Year ended March 31, 2026

Details about Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss	Affected Line Item in the Consolidated Statements of Operations
Pension and other postretirement benefit items:		
Amortization of unrecognized prior service benefit	$ —	
Amortization of actuarial loss	(840) [1]	
	(840)	Income before provision for income taxes
	(193)	Benefit for income taxes
	$ (647)	Net income

Year ended March 31, 2025

Details about Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss	Affected Line Item in the Consolidated Statements of Operations
Pension and other postretirement benefit items:		
Amortization of unrecognized prior service benefit	$ —	
Amortization of actuarial loss	(781) [1]	
	(781)	Income before provision for income taxes
	(179)	Benefit for income taxes
	$ (602)	Net income

(1) These accumulated other comprehensive loss components are included within the computation of net periodic pension and other postretirement benefit costs. See Note 12.

Note 15 - Segment Information:

The Company has one reporting segment as its operating segments meet the requirements for aggregation. The Company and its operating subsidiaries design and manufacture mission critical fluid, power, heat transfer, vacuum and advanced mixing technologies for the Defense, Energy & Process, and Space industries. The Company also services and sells spare parts for its equipment. The Company's chief operating decision maker ("CODM") has been identified as its Chief Executive Officer who evaluates performance on an operating segment bases, as well as a consolidated basis, based on Adjusted EBITDA, which is a non-GAAP measure. This measure is used by our CODM, management, our Board of Directors, investors, lenders and other external users of our financial statements to assess our operating performance and to compare operating performance to other companies in our industry. In addition, our CODM believes Adjusted EBITDA is a useful measure to assess the earnings power of the business without the impact of capital structure and can be used to assess our ability to fund future capital expenditures in the business.

The following table provides our results as a reconciliation from consolidated Net income to our consolidated Adjusted EBITDA:

| | Years Ended March 31, | | |
	2026	2025	2024
Net income	$ 12,500	$ 12,230	$ 4,556
Acquisition & integration expense (income), net	1,305	(1,170)	432
Equity-based compensation	2,131	1,957	1,279
ERP implementation costs	213	882	241
Debt amendment costs	—	—	781
Employee Retention Tax Credit, net	—	—	(702)
Net interest (income) expense	(257)	(583)	248
Income tax expense	2,260	3,177	1,018
Depreciation & amortization	7,843	5,936	5,432
Adjusted EBITDA	$ 25,995	$ 22,429	$ 13,285

In fiscal 2026, the Company had two customers whose sales amounted to 19% and 16% of total consolidated net sales. In fiscal 2025, the Company had two customers whose sales amounted to 17% and 13% of total consolidated net sales. In fiscal 2024, the Company had two customers whose sales amounted to 16% and 15% of total consolidated net sales. One customer representing such sales was the same customer in fiscal 2026, fiscal 2025 and fiscal 2024.

Note 16 – Purchase of Treasury Stock:

On January 29, 2015, the Company's Board of Directors authorized a stock repurchase program. Under the stock repurchase program the Company is permitted to repurchase up to $18,000 of its common stock either in the open market or through privately negotiated transactions. Cash on hand has been used to fund all stock repurchases under the program. No shares were purchased under this program in fiscal 2026, fiscal 2025 or fiscal 2024. Under the terms of our credit agreement with Wells Fargo, the Company cannot repurchase shares of its common stock if the Company is in default or if such repurchase would result in an event of default under the credit agreement.

Note 17 – Commitments and Contingencies:

The Company has been named as a defendant in lawsuits alleging personal injury from exposure to asbestos allegedly contained in, or accompanying, products made by the Company or from exposure to asbestos at the Company's facilities. The Company is a co-defendant with numerous other defendants in these lawsuits and intends to vigorously defend itself against these claims. The claims in the Company's current lawsuits are similar to those made in previous asbestos-related suits that named the Company as a defendant, which either were dismissed when it was shown that the Company had not supplied products to the plaintiffs' places of work or were settled for immaterial amounts. The Company believes that the resolution of these asbestos-related lawsuits will not have a material adverse effect on the Company's financial position or results of operations. However, legal matters are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of these asbestos-related lawsuits could have a material adverse impact on the Company's financial position and the results of operations.

During the third quarter of fiscal 2024, the Audit Committee of the Board of Directors, with the assistance of external counsel and forensic professionals, concluded an investigation into a whistleblower complaint received regarding its wholly-owned subsidiary GIPL. The investigation identified evidence supporting the complaint and other misconduct by employees. The other misconduct was over a period of four years, was not deemed to be material, and was isolated to a few employees. All involved employees have been terminated or are no longer with the Company and the Company has implemented remedial actions, including strengthening its compliance program and internal controls. As a result of the investigation, during the third quarter of fiscal 2024, the statutory auditor and bookkeeper of GIPL tendered their resignations and new firms were appointed. The Company has voluntarily reported the findings of its investigation to the appropriate authorities in India, the U.S. Department of Justice, and the Securities and Exchange Commission and will continue to cooperate with those authorities. Although the resolutions of these matters are inherently uncertain, we do not believe any remaining impact will be material to the Company's overall consolidated results of operations, financial position, or cash flows.

As of March 31, 2026, the Company was subject to the claims noted above, as well as other potential claims that have arisen in the ordinary course of business. Although the outcome of the lawsuits, legal proceedings or potential claims to which the Company is, or may become, a party to cannot be determined and an estimate of the reasonably possible loss or range of loss cannot be made for the majority of the claims, management does not believe that the outcomes, either individually or in the aggregate, will have a material adverse effect on the Company's results of operations, financial position or cash flows.

Note 18 - Subsequent Events:

On April 14, 2026, the Company entered into a Securities Purchase Agreement with certain accounts advised by T. Rowe Price Investment Management, Inc. pursuant to which the Company agreed to sell an aggregate of 600 shares of common stock, par value of $0.10 per share for $83.36 per share, based upon the 20-day average closing price of the Company's common stock on the New York Stock Exchange on April 13, 2026, for an aggregate gross proceeds of $50,000. The Company utilized $13,000 of the proceeds for debt repayment and is expected to utilize the remaining proceeds to help fund future investment in organic and inorganic growth opportunities.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Conclusion Regarding Disclosure Controls and Procedures

Management, including our Chief Executive Officer (principal executive officer) and Vice President–Finance and Chief Financial Officer (principal financial officer) has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Form 10-K. Based upon, and as of the date of that evaluation, our Chief Executive Officer and Vice President–Finance and Chief Financial Officer concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is (i) recorded, processed, summarized and reported as and when required and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Vice President-Finance and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change to our internal control over financial reporting during the fourth quarter of the fiscal year covered by this Annual Report on Form 10-K that has materially affected, or that is reasonably likely to materially affect our internal control over financial reporting.

FlackTek Acquisition

On January 23, 2026, we acquired FlackTek Manufacturing, LLC and FlackTek Sales, LLC (collectively, "FlackTek"), a privately-owned advanced mixing and material processing solutions. For additional information regarding the acquisition, refer to Note 2 to the Consolidated Financial Statements included in Item 8 in this Annual Report on Form 10-K and Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 7 in this Annual Report on Form 10-K. Based on the recent completion of the acquisition and, pursuant to the Securities and Exchange Commission's guidance that an assessment of a recently acquired business may be omitted from the scope of an assessment for a period not to exceed one year form the date of acquisition, the scope of our assessment of the effectiveness of internal control over financial reporting as of the end of the period covered by this report does not include FlackTek, which constituted 13% of total assets, 26% of net assets, and 1% of net sales of the consolidated financial statement amounts as of and for the year ended March 31, 2026.

We are in the process of implementing our internal control structure over FlackTek and we expect that this effort will be completed during the fiscal year ending March 31, 2027.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our organization have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Moreover, over time controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in the design of an internal control system, misstatements due to error or fraud may occur and not be detected. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision and with the participation of management, including our Chief Executive Officer (principal executive officer) and Vice President–Finance and Chief Financial Officer (principal financial officer) we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control–Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment under this framework, management concluded that our internal control over financial reporting was effective as of March 31, 2026.

The effectiveness of our internal control over financial reporting as of March 31, 2026 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their report included in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Graham Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Graham Corporation and subsidiaries (the "Company") as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2026, of the Company and our report dated June 8, 2026, expressed an unqualified opinion on those financial statements.

As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at FlackTek Manufacturing, LLC and FlackTek Sales, LLC (collectively, "FlackTek"), which was acquired on January 23, 2026, and whose financial statements constituted 13% of total assets, 26% of net assets, and 1% of net sales of the consolidated financial statement amounts as of and for the year ended March 31, 2026. Accordingly, our audit did not include the internal control over financial reporting at FlackTek.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Deloitte & Touche LLP

Rochester, New York
June 8, 2026

Item 9B. Other Information

    None.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

    Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Except as otherwise stated specifically in this response to Item 10, the information required by this Item 10 is incorporated herein by reference from the statements under the headings "Election of Directors," "Executive Officers," and "Corporate Governance" contained in our proxy statement for our 2026 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2026. The information required by Item 10 regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference, if necessary, from the information under the heading "Delinquent Section 16(a) Reports" contained in our proxy statement for our 2026 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2026.

Code of Ethics. We have adopted a Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer, and principal accounting officer. Our Code of Business Conduct and Ethics also applies to all of our other employees and to our directors. Our Code of Business Conduct and Ethics is available on our website located at www.grahamcorp.com by clicking on the "Corporate Governance" heading in the "Investor Relations" tab. We intend to post any amendments to or waivers from our Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions, on our website.

Insider Trading Policy. We have adopted insider trading policies and procedures governing the purchase, sale, and/or other transactions in our securities by directors, officers, employees, and consultants or the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards applicable to the Company (the "Insider Trading Policy"). The Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference from the statements under the headings "Executive Compensation," "Pay Versus Performance," and "Director Compensation" contained in our proxy statement for our 2026 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2026.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Except as set forth below, the information required by this Item 12 is incorporated herein by reference from the statements under the headings "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" contained in our proxy statement for our 2026 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2026.

Securities Authorized for Issuance under Equity Compensation Plans

as of March 31, 2026

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	289,882	$ —	365,043 [1]
Equity compensation plans not approved by security holders	—	—	—
Total	289,882	$ —	365,043

[1] Includes 78,574 shares remaining available under our Employee Stock Purchase Plan

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated herein by reference from the statements under the headings "Certain Relationships and Related Transactions" and "Corporate Governance" contained in our proxy statement for our 2026 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2026.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated herein by reference from the statements under the heading "Ratification of the Appointment of our Independent Registered Public Accounting Firm" contained in our proxy statement for our 2026 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2026.

Item 15. Exhibits, Financial Statement Schedules

  We have filed our Consolidated Financial Statements in Part II, Item 8 of this Form 10-K and have listed such financial statements in the Index to Financial Statements included in Item 8. In addition, the financial statement schedule entitled "Schedule II - Valuation and Qualifying Accounts" is filed as part of this Form 10-K under this Item 15.

  All other schedules have been omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and notes thereto.


INDEX TO EXHIBITS


(3) Articles of Incorporation and By-Laws

  3.1 Certificate of Incorporation of Graham Corporation, as amended, is incorporated herein by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

  3.2 Amended and Restated By-laws of Graham Corporation is incorporated herein by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K dated August 1, 2022.

(4) Instrument Defining the Rights of Security Holders, including Indentures

  4.1 Description of Securities is incorporated herein by reference from Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended March 31, 2019.

(10) Material Contracts

  #10.1 Amended and Restated Employment Agreement, dated February 5, 2025, between Graham Corporation and Daniel J. Thoren is incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 6, 2025.

  #10.2 Employment Agreement, dated as of March 7, 2022, between Graham Corporation and Christopher Thome is incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 7, 2022.

  #10.3 Employment Agreement between Graham Corporation and Alan E. Smith executed August 1, 2007 with an effective date of July 30, 2007, is incorporated herein by reference from Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended March 31, 2008.

  #10.4 Amendment to Employment Agreement dated as of December 31, 2008 by and between Graham Corporation and Alan E. Smith is incorporated herein by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 31, 2008.

  #10.5 Amended and Restated Employment Agreement, dated February 5, 2025, between Graham Corporation and Matthew Malone is incorporated herein by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K dated February 6, 2025.

  *#10.6 Employment Agreement between Graham Corporation and Michael Dixon dated February 5, 2025.

  *#10.7 Employment Agreement between Graham Corporation and William Zmyndak dated February 1, 2026.

  *#10.8 Employment Agreement between Graham Corporation and Matthew Gross dated January 23, 2026.

  #10.9 Form of Indemnification Agreement between Graham Corporation and each of its Directors and Officers is incorporated herein by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K dated January 29, 2010.

  #10.10 Graham Corporation Supplemental Executive Retirement Plan is incorporated herein by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.

  #10.11 Amendment to the Graham Corporation Supplemental Executive Retirement Plan is incorporated herein by reference from Exhibit 99.3 to the Company's Current Report on Form 8-K dated May 24, 2016.

  #10.12 2020 Graham Corporation Equity Incentive Plan is incorporated herein by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020.

#10.13	Amendment No. 1 to the 2020 Graham Corporation Equity Incentive Plan is incorporated herein by reference from Appendix C to the Company's Definitive Proxy Statement on Schedule 14A dated July 10, 2023.
#10.14	Form of Director Restricted Stock Unit Agreement is incorporated herein by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023.
#10.15	Form of Employee Performance Vesting Restricted Stock Unit Agreement is incorporated herein by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022.
#10.16	Form of Employee Time Vesting Restricted Stock Unit Agreement is incorporated herein by reference from Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022.
#10.17	Description of Amendment to the Restricted Stock Unit Agreement by and between the Company and Daniel J. Thoren incorporated herein by reference from Item 5.02 of the Company's Current Report on Form 8-K dated July 25, 2023.
#10.18	Amended and Restated Performance Bonus Agreement between Graham Acquisition I, LLC and Barber-Nichols, LLC is incorporated herein by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.
#10.19	Amended and Restated 2000 Graham Corporation Incentive Plan to Increase Shareholder Value is incorporated herein by reference from Appendix A to the Company's definitive Proxy Statement for its 2016 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on June 13, 2016.
#10.20	Form of Director Restricted Stock Agreement is incorporated herein by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.
#10.21	Form of Employee Time-Vested Restricted Stock Agreement is incorporated herein by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.
#10.22	Form of Employee Performance-Vested Restricted Stock Agreement is incorporated herein by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.
10.23	Credit Agreement dated as of October 13, 2023, by and among Graham Corporation and Wells Fargo Bank, National Association is incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 18, 2023.
#10.24	First Amendment to Credit Agreement, by and among Graham Corporation and Wells Fargo Bank, National Association, dated July 15, 2024, is incorporated herein by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024.
#10.25	Second Amendment to Credit Agreement, by and among Graham Corporation and Wells Fargo Bank, National Association, dated January 23, 2026, is incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 26, 2026.
#10.26	Form of Employee Performance Vesting Restricted Stock Unit Agreement is incorporated herein by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024.
#10.27	Form of Employee Time Vesting Restricted Stock Unit Agreement is incorporated herein by reference from Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024.
#10.28	Graham Corporation Annual Stock-Based Long-Term Incentive Award Plan for Senior Executives in effect for the fiscal year ending March 31, 2025, is incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 10, 2024.
#10.29	Graham Corporation Annual Executive Cash Bonus Program in effect for Company's named executive officers for the fiscal year ending March 31, 2025, is incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 20, 2024.
#10.30	Graham Corporation Annual Stock-Based Long-Term Incentive Award Plan for Senior Executives in effect for the fiscal year ending March 31, 2026, is incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 6, 2025.
#10.31	Graham Corporation Annual Executive Cash Bonus Program in effect for Company's named executive officers for the fiscal year ending March 31, 2026, is incorporated herein by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 6, 2025.
10.32	Form of Securities Purchase Agreement, dated April 14, 2026, is incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 15, 2026.

| 10.33 | Form of Registration Rights Agreement is incorporated herein by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 15, 2026. |

(19) Insider trading policies and procedures

| 19.1 | Insider Trading Policy of Graham Corporation, is incorporated herein by reference from Exhibit 19.1 to the Company's Annual Report on Form 10-K for the annual period ended March 31, 2025. |

(21) Subsidiaries of the registrant

| *21.1 | Subsidiaries of the registrant |

(23) Consents of Experts and Counsel

| *23.1 | Consent of Deloitte & Touche LLP |

(31) Rule 13a-14(a)/15d-14(a) Certifications

| *31.1 | Certification of Principal Executive Officer |

| *31.2 | Certification of Principal Financial Officer |

(32) Section 1350 Certifications

| **32.1 | Section 1350 Certifications |

(97) Policy Relating to Recovery of Erroneously Awarded Compensation

| 97.1 | Graham Corporation Policy for the Recovery of Erroneously Awarded Compensation, is incorporated herein by reference from Exhibit 97.1 to the Company's Annual Report on Form 10-K for the annual period ended March 31, 2024. |

(101) Interactive Data File

| *101.INS | Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |

| *101.SCH | Inline XBRL Taxonomy Extension Schema Document |

| *101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document |

| *101.DEF | Inline XBRL Taxonomy Definitions Linkbase Document |

| *101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document |

| *101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document |

(104) Cover Page Interactive Data File embedded within the Inline XBRL document

* Exhibit filed with this report.
** Exhibit furnished with this report.
\# Management contract or compensatory plan.

GRAHAM CORPORATION AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(In Thousands)

Description	Balance at Beginning of Period		Charged to Costs and Expenses		Charged to Other Accounts		Deductions		Balance at End of Period
Year ended March 31, 2026									
Reserves deducted from the asset to which they apply:									
Reserve for doubtful accounts receivable	$	630	$	(108)	$	—	$	(327)	$ 195
Product warranty liability	$	786	$	165	$	172	$	(106)	$ 1,017
Year ended March 31, 2025									
Reserves deducted from the asset to which they apply:									
Reserve for doubtful accounts receivable	$	79	$	886	$	—	$	(335)	$ 630
Product warranty liability	$	806	$	326	$	—	$	(346)	$ 786
Year ended March 31, 2024									
Reserves deducted from the asset to which they apply:									
Reserve for doubtful accounts receivable	$	1,841	$	587	$	—	$	(2,349)	$ 79
Product warranty liability	$	578	$	410	$	—	$	(182)	$ 806

Amounts under the column labeled "Charged to Other Accounts" above represents amounts acquired in acquisitions.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAHAM CORPORATION

June 8, 2026   By: /s/ CHRISTOPHER J. THOME
                                                      Christopher J. Thome
                                                      Vice President-Finance, Chief Financial Officer,
                                                      Chief Accounting Officer and Corporate Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature

/s/ MATTHEW J. MALONE Matthew J. Malone	President and Chief Executive Officer and Director (Principal Executive Officer)	June 8, 2026
/s/ CHRISTOPHER J. THOME Christopher J. Thome	Vice President-Finance, Chief Financial Officer, Chief Accounting Officer and Corporate Secretary (Principal Financial Officer and Principal Accounting Officer)	June 8, 2026
/s/ JAMES J. BARBER James J. Barber	Director	June 8, 2026
/s/ MAURO GREGORIO Mauro Gregorio	Director	June 8, 2026
/s/ CARI L. JAROSLAWSKY Cari L. Jaroslawsky	Director	June 8, 2026
/s/ JONATHAN W. PAINTER Jonathan W. Painter	Director and Lead Independent Director	June 8, 2026
/s/ LISA M. SCHNORR Lisa M. Schnorr	Director	June 8, 2026
/s/ TROY A. STONER Troy A. Stoner	Director	June 8, 2026
/s/ DANIEL J. THOREN Daniel J. Thoren	Director and Executive Chairman of the Board	June 8, 2026

EXHIBIT 31.1

CERTIFICATION OF
PRINCIPAL EXECUTIVE OFFICER

I, Matthew J. Malone, certify that:

1. I have reviewed this Annual Report on Form 10-K of Graham Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d–15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

June 8, 2026

/s/ MATTHEW J. MALONE
Matthew J. Malone
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF
PRINCIPAL FINANCIAL OFFICER

I, Christopher J. Thome, certify that:

1. I have reviewed this Annual Report on Form 10-K of Graham Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d–15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

June 8, 2026

/s/CHRISTOPHER J. THOME
Christopher J. Thome
Vice President-Finance, Chief Financial Officer,
Chief Accounting Officer and Corporate
Secretary

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Graham Corporation (the "Company") on Form 10-K for the period ended March 31, 2026 as filed with the Securities and Exchange Commission (the "Report"), each of the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/MATTHEW J. MALONE
Matthew J. Malone
President and Chief Executive Officer
(Principal Executive Officer)
June 8, 2026

/s/CHRISTOPHER J. THOME
Christopher J. Thome
Vice President-Finance, Chief Financial Officer, Chief Accounting Officer and Corporate Secretary
(Principal Financial Officer)
June 8, 2026

A signed original of this written statement required by Section 906 has been provided to Graham Corporation and will be retained by Graham Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Stockholder Information

Stock Exchange Listing

NYSE: GHM

2026 Annual Meeting of Stockholders

August 25, 2026 at 9:00 am ET to be held virtually via www.proxydocs.com/GHM

In order to attend the 2026 Annual Meeting, you must register in advance at www.proxydocs.com/GHM

Transfer Agent and Registrar

Computershare Investor Services

P.O. Box 43006

Providence, RI 02940-3006

Overnight Delivery

Computershare Investor Services

150 Royall Street, Suite 101

Canton, MA 02021

U.S. Stockholders: (800) 288-9541

International Stockholders: (201) 680-6578

TDD U.S. Hearing Impaired: (800) 231-5469

TDD International Stockholders: (201) 680-6610

www.us.computershare.com/investor

Investor Relations

Investors, stockbrokers, security analysts and others seeking information about Graham Corporation should contact:

Christopher J. Thome

Vice President-Finance, Chief Financial Officer, Chief Accounting Officer and Corporate Secretary

Phone: (585) 343-2216

Email: cthome@graham-mfg.com

Tom Cook

ICR LLC

Phone: (203) 682-8250

Email: tom.cook@icrinc.com

Independent Auditors

Deloitte & Touche LLP

910 Bausch & Lomb Place

Rochester, New York 14604

Corporate Counsel

Harter Secrest & Emery LLP

1600 Bausch & Lomb Place

Rochester, New York 14604

Senior Executive Team

Matthew J. Malone

President and Chief Executive Officer

Christopher J. Thome

Vice President-Finance, Chief Financial Officer, Chief Accounting Officer and Corporate Secretary

Michael E. Dixon

Vice President and General Manager - Barber-Nichols

Matthew L. Gross

Vice President and General Manager - FlackTek

William H. Zmyndak

Vice President and General Manager - Graham manufacturing

Board of Directors

Jonathan W. Painter [1, 3]

Chairman, Director Since 2014

Chairman, Director, Kadant Inc.

James J. Barber, Ph.D. [2*, 3]

Director Since 2011

Independent Consultant and Principal, Barber Advisors, LLC

Mauro Gregorio [2, 3]

Director Since 2025

Former President of Performance Materials & Coatings Division at Dow, Inc.

Cari L. Jaroslawsky [1, 3*]

Director Since 2022

Founder and President, Compliance Right, LLC

Lisa M. Schnorr [1*, 2]

Director Since 2014

Former Senior Vice President and Project Lead, Digital Enablement, Constellation Brands, Inc.

Troy A. Stoner [1, 2]

Director Since 2022

Senior Director and Deputy, Intelligence Systems, Space Intelligence & Weapons Systems division of Boeing Defense, Space and Security

Matthew J. Malone

Director Since 2025

President and Chief Executive Officer

1 Audit Committee, 2 Compensation Committee, 3 Nominating and Corporate Governance Committee, * Committee Chair



NYSE: GHM

Graham Corporation
20 Florence Avenue | Batavia, New York 14020 | (585) 343-2216
www.grahamcorp.com